Exhibit 99.1

Notice of Annual & Special Meeting of Shareholders

and

Management Information Circular

March 28, 2023

Dear fellow Shareholder,

On behalf of the Board of Directors (the “Board”) of Centerra Gold Inc. (“Centerra” or the “Company”), it is my pleasure to invite you to attend our annual and special meeting of shareholders to be held on May 9, 2023, at 11:00 a.m. (Toronto time) (the “Meeting”) to address the items of business described in the notice of meeting and management information circular (the “Circular”) accompanying this letter.

The year 2022 and the period since our last annual general meeting of shareholders has been extraordinary for Centerra.

Our team completed the acquisition of the Goldfield Project in Nevada, which is a promising development project that brings extensive exploration potential in a traditionally prolific region. We also finalized a transaction in July 2022 with the Kyrgyz Republic and Kyrgyzaltyn JSC (“Kyrgyzaltyn”) to sell the Kumtor Mine to Kyrgyzaltyn. This put an end to a protracted, complex and expensive litigation process, returned approximately 26% of Centerra’s common shares held by Kyrgyzaltyn to our treasury and allowed the Company to move forward with its strategic plan. We returned capital to our shareholders through our quarterly dividend, which was maintained throughout the year, and bought back shares under a normal course issuer bid. Disappointingly, our Öksüt Mine was forced to suspend operations due to trace elements of mercury discovered in the gold room of the ADR plant. Conversely, our Mount Milligan operations achieved record throughput, completed and commissioned the stage flotation reactor project which is designed to meaningfully improve gold and copper recoveries and significantly increased its reserves and mine life detailed in a new technical report for the mine.

We strengthened the technical expertise in the executive suite with the addition of Mr. Paul Chawrun, an accomplished mining engineer with over 30 years of experience in the mining industry. Additionally, in September, Mr. Paul Wright, a seasoned mining executive and Board member since 2020, assumed the role of Interim President and Chief Executive Officer while we searched for an appropriate candidate to lead the Company. While Mr. Wright has been in the role, we have completed construction of a retrofit to the ADR plant in Türkiye, obtained several ordinary course permits, filed a new Environmental Impact Assessment and advanced towards a restart of operations at the Öksüt Mine.

As the Company looks forward to 2023 and beyond, we were pleased to announce the appointment of Mr. Paul Tomory as the Company’s new President and Chief Executive Officer effective May 1, 2023. Mr. Tomory is an accomplished mining executive with over 25 years of experience in mining, engineering and construction. The Board is confident that Mr. Tomory is the right leader for the Company to execute its strategic plan that will drive long-term, sustainable value for our shareholders and all stakeholders.

With the disputes regarding the Kumtor Mine now behind us, we are undertaking a management restructuring, intended to streamline our corporate offices and reduce administrative cost as well as reducing the size of the Board of directors to eight members to better reflect the new size and scale of Centerra. The Board has commenced a formal renewal plan, further outlined on Page 54 of the Circular. In that regard, Mr. Bruce Walter, who has been Vice-Chair and a director for 15 years, will not stand for re-election at the Meeting. During his tenure with the Company, Bruce has been instrumental in all of the key negotiations and disputes, particularly those involving the Kumtor Mine. Bruce’s experience, intellect and strategic acumen will be missed at the Board. On behalf of all shareholders, we thank him for his contribution over the years.

We cannot conclude without referencing the tragic events associated with the two major earthquakes occurring in Türkiye and northern Syria early in February of 2023. We offer our condolences to the people of Türkiye, and to all those who have lost loved ones in this natural disaster. Further, we are exceptionally proud of our team in Türkiye who mobilized emergency response teams to provide immediate and continuing assistance to Turkish authorities and regional disaster response organizations helping those impacted.

In the accompanying Circular, you will find important information and instructions on how to participate and vote at the Meeting, either online or by proxy. Please exercise your rights as a shareholder either by attending and voting at the Meeting online, or by completing and returning your form of proxy or voting instruction form in advance of the Meeting.

I thank you for your continuing interest in Centerra.

Sincerely, (signed) “Michael S. Parrett” Michael S. Parrett Chair of the Board of Directors Toronto, Ontario March 28, 2023

NOTICE OF ANNUAL & SPECIAL MEETING OF SHAREHOLDERS

Dear Shareholder:

NOTICE IS HEREBY GIVEN THAT the annual and special meeting of the shareholders (the “Meeting”) of Centerra Gold Inc. (“Centerra”) will be held on May 9, 2023 at 11:00 a.m. (Toronto time) in order for shareholders of Centerra to:

1.	receive the audited financial statements for the year ended December 31, 2022 and the auditors’ report thereon;

2.	elect directors of Centerra for the ensuing year;

3.	re-appoint auditors for the ensuing year and authorize the directors to fix the remuneration to be paid to the auditors;

4.	consider and, if deemed advisable, approve, with or without variation, a resolution approving Centerra’s Omnibus Incentive Plan;

5.	consider, and if deemed advisable, approve, a non-binding advisory resolution to accept Centerra’s approach to executive compensation; and

6.	transact such other business as may properly come before the Meeting, or any postponement or adjournment thereof.

Similar to last year, to permit a greater number of shareholders to attend the Meeting, Centerra will hold the Meeting in a virtual only format, which will be conducted via live audio webcast at www.web.lumiagm.com/452538978. At this website, shareholders will have an equal opportunity to attend, participate and vote their shares at the Meeting, regardless of geographic location. Shareholders will not be able to physically attend the Meeting.

Registered shareholders and duly appointed proxyholders will be able to attend, participate and vote at the Meeting online. Non-registered shareholders (being shareholders who beneficially own shares that are registered in the name of an intermediary such as a bank, trust company, securities broker or other nominee, or in the name of a depository of which the intermediary is a participant) who have not duly appointed themselves as proxyholder will be able to attend the Meeting online as guests, but guests will not be able to vote or ask questions at the Meeting.

A Centerra shareholder who wishes to appoint a person other than the Centerra proxyholders identified on the form of proxy or voting instruction form accompanying this notice (including a non-registered shareholder who wishes to appoint themselves as proxyholder in order to attend and vote at the Meeting online) must carefully follow the instructions in the management information circular and on their form of proxy or voting instruction form accompanying this notice. These instructions include the additional step of registering such proxyholder with our transfer agent, TSX Trust Company (“TSX Trust”), after submitting a form of proxy or voting instruction form. Failure to register will result in the proxyholder not receiving a Control Number, which is used as their online sign-in credentials and is required for them to vote at the Meeting. Without a Control Number, such proxyholder will only be able to attend the Meeting online as a guest. Non-registered shareholders located in the United States must also provide TSX Trust with a duly completed legal proxy if they wish to vote at the Meeting or appoint a third party as their proxyholder.

The Board of Directors of Centerra has fixed the close of business on March 24, 2023 as the record date to determine which shareholders are entitled to receive notice of and to vote at the Meeting, or any postponement or adjournment thereof.

This year Centerra is using “notice-and-access” to deliver meeting materials to shareholders. Accordingly, this Notice of Meeting and the accompanying management proxy circular and our audited annual financial statements for the financial year ended December 31, 2022, along with the related management discussion and analysis, can be viewed online on the Company’s website at www.centerragold.com, under the Company’s profile on SEDAR at www.sedar.com, or at www.meetingdocuments.com/TSXT/CG. Under notice-and-access, Centerra shareholders of record, as of the close of business on March 24, 2023, will receive a notice-and-access notification containing information about how to access these documents electronically, together with a proxy form or voting instruction form enabling Centerra shareholders to vote at the Meeting. The notice-and-access notification will also provide instructions on how to vote at the Meeting and on how to receive paper copies of the meeting materials.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) “Yousef Rehman”

Yousef Rehman
Executive Vice President, General Counsel & Corporate Secretary
Toronto, Ontario, Canada
March 28, 2023

TABLE OF CONTENTS

SOLICITATION OF PROXIES AND VOTING INSTRUCTIONS	1
VOTING INFORMATION	1
Voting by Proxy	2
Attending and Voting at the Virtual Meeting	3
VOTING COMMON SHARES	5
PRINCIPAL HOLDERS OF VOTING SECURITIES	5
BUSINESS TO BE TRANSACTED AT THE MEETING	5
Financial Statements	5
Election of Directors	6
Appointment of Auditors	11
Approval of LTI Plan	12
Advisory Vote on Executive Compensation	18
REPORT ON EXECUTIVE COMPENSATION	19
Letter from the Human Resources and Compensation Committee	19
Compensation Discussion and Analysis	22
Executive Share Ownership	33
Succession Planning for Senior Management	34
Share Performance and NEO Compensation	35
Compensation Paid to Named Executive Officers in 2022	36
Termination and Change of Control Benefits	38
Equity Compensation Plan Information	41
Director Compensation	42
Directors’ Share Ownership	44
REPORT ON CORPORATE GOVERNANCE	47
Board Mandate	47
Independence of Board Members	48
Interlocking Directorships	49
Majority Voting and Advance Notice Nominations	49
Committees of the Board of Directors	49
Overseeing and Managing Risk	52
Cybersecurity and Information Security Risk	52
Diversity of the Company’s Directors and Officers	52
Skills Matrix	54
Board Renewal	54
Assessment Process	54
Nomination of New Directors and Board Size	55
Board Education Opportunities	55
Compensation of Directors	56

 i

Codes of Ethics	56
Disclosure and Insider Trading Policy	56
Shareholder/Investor Communications and Feedback	57
DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE AND INDEMNIFICATION	57
INTERESTS OF DIRECTORS AND OFFICERS IN MATTERS TO BE ACTED UPON	57
INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	58
SHAREHOLDER PROPOSALS FOR NEXT YEAR’S ANNUAL MEETING	58
ADDITIONAL INFORMATION	58
DIRECTORS’ APPROVAL	58
APPENDIX A	A-1
APPENDIX B	B-1

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MANAGEMENT INFORMATION CIRCULAR

March 28, 2023

SOLICITATION OF PROXIES AND VOTING INSTRUCTIONS

The information contained in this management information circular (the “Circular”) is furnished in connection with the solicitation of proxies from holders of common shares (“Shares”) in the capital of Centerra Gold Inc. (“Centerra” or the “Company”). These proxies will be used at the annual and special meeting of shareholders of the Company to be held on May 9, 2023 at 11:00 a.m. (Toronto time) or any adjournment or postponement thereof (the “Meeting”), for the purposes set forth in the accompanying notice of meeting. The Meeting will be held in a virtual only format, which will be conducted via live audio webcast at www.web.lumiagm.com/452538978. Shareholders will not be able to physically attend the Meeting. For a summary of how shareholders may attend the Meeting online, see “Attending and Voting at the Virtual Meeting” below.

The information contained in this Circular is given as at March 24, 2023 and all dollar amounts are in Canadian dollars, except where otherwise noted.

VOTING INFORMATION

You are entitled to vote at the Meeting if you were a holder of Shares of Centerra at the close of business on March 24, 2023, the record date for the Meeting. Each Share is entitled to one (1) vote. How you vote depends on whether you are a registered shareholder or a non-registered shareholder.

Notice-and-Access

This year, as permitted by Canadian securities regulatory authorities and pursuant to exemptions from the sending of financial statements and proxy solicitation requirements granted by the Director of Corporations Canada, Centerra is using “notice-and-access” to deliver the meeting materials, including the Circular and Centerra’s 2022 Annual Report, which includes the Company’s management’s discussion and analysis and annual audited consolidated financial statements for the fiscal year ended December 31, 2022 (collectively, the “Meeting Materials”), to both registered and non-registered shareholders. This means that the Meeting Materials are posted online for shareholders to access, instead of paper copies being printed and mailed to shareholders. One core benefit of the notice-and-access procedures is that it reduces the environmental impact of producing and distributing paper copies of documents in large quantities.

Under notice-and-access, shareholders will instead receive (unless shareholders have chosen to receive proxy materials electronically) a package by mail that will include a form of proxy or voting instruction form, depending on whether they are a registered or a non-registered shareholder, along with a notice containing instructions on how to vote at the Meeting and how to access the Meeting Materials electronically. Centerra is not using stratification to deliver the Meeting Materials to any shareholders.

The Meeting Materials can be viewed online at www.meetingdocuments.com/TSXT/CG, or on the Company’s website at www.centerragold.com, or under the Company’s profile on SEDAR at www.sedar.com.

As further described in the notice-and-access notice, you may obtain paper copies of the Meeting Materials at no cost to you for up to one year from the date that this Circular was filed on SEDAR by contacting our transfer agent, TSX Trust Company (“TSX Trust”), via their email at tsxt-fulfilment@tmx.com or by phone at 1-888-433-6443 (toll-free within Canada and the U.S.) or 416-682-3801 (outside Canada and the U.S.). If you would like to receive the Meeting Materials in advance of the voting deadline and Meeting date, requests should be received by April 25, 2023.

If you request a paper copy of the Meeting Materials, you will not receive a new form of proxy or voting instruction form. Therefore, you should keep the original form sent to you in order to vote your Shares at the Meeting.

Registered Shareholders

You are a registered shareholder if your Shares are registered in your own name. As a registered shareholder, you may attend, participate and vote at the virtual only Meeting via live audio webcast online at www.web.lumiagm.com/452538978. See “Attending and Voting at the Virtual Meeting” below.

If you are a registered shareholder and will not attend the Meeting, or if your Shares are registered in the name of a company that you own, your Shares may still be counted by authorizing an individual, called a proxyholder, to attend the Meeting and vote your Shares. Any legal form of proxy may be used, and a form of proxy will be mailed by the Company to registered shareholders along with the notice-and-access notice described above.

Non-Registered Shareholders

You are a non-registered shareholder if you beneficially own Shares that are registered in the name of an intermediary such as a bank, trust company, securities broker or other nominee, or in the name of a depository of which the intermediary is a participant, and therefore do not have Shares registered in your own name.

In accordance with applicable securities laws, Centerra has distributed copies of the notice-and-access notice described above to intermediaries for onward distribution to non-registered shareholders. Your intermediary will also deliver to you (unless you have chosen to receive proxy materials electronically) such intermediary’s voting instruction form or a form of proxy stamped by the intermediary limited to the number of Shares beneficially owned by you, but that is otherwise not complete. The purpose of these documents is to permit you to direct the voting of the Shares you beneficially own. You should carefully follow the instructions set out in your intermediary’s voting instruction form or form of proxy, as the case may be. Your intermediary must receive your voting instructions with sufficient time for your vote to be processed by May 5, 2023 at 11:00 a.m. (Toronto time), or if the Meeting is postponed or adjourned, on a day other than a Saturday, Sunday or a statutory holiday in Ontario which is at least 24 hours before the time of such reconvened Meeting.

The Company does not send proxy-related materials directly to non-registered shareholders. Typically, intermediaries will use a service company (such as Broadridge Investor Communications) to forward such proxy-related materials to non-registered shareholders. The Company has elected to pay for all applicable proxy-related materials to be sent to non-registered shareholders at the Company’s cost.

See “Attending and Voting at the Virtual Meeting” below.

Voting by Proxy

Appointment of Proxies

The individuals named in the voting instruction form or the form of proxy you received are representatives of management of the Company. You have the right to appoint another person (who need not be a shareholder) to represent you at the Meeting. You may appoint another person by inserting that person’s name in the blank space set out in the form of proxy provided or by completing another proper form of proxy. See “Appointment of a Third Party as Proxy” below.

By properly completing and returning a voting instruction form or form of proxy, you are authorizing the individual named in the form to attend the Meeting virtually and to vote your Shares. To be valid, proxies must be deposited with our transfer agent, TSX Trust by mail to: Attn Proxy Dept., P.O. Box 721, Agincourt, Ontario, Canada, M1S 0A1; by telephone (toll free) to: 1-888-489-5760; by fax to: (416) 368-2502 or toll-free within North America 1-866-781 -3111; or by e-mail to: proxyvote@tmx.com, or vote online at www.tsxtrust.com/vote-proxy, in each case no later than 11:00 a.m. (Toronto time) on May 5, 2023 or if the Meeting is postponed or adjourned, on a day other than a Saturday, Sunday or a statutory holiday in the Province of Ontario which is at least 48 hours before the time of such reconvened or convened meeting, as applicable. Late proxies may be accepted or rejected by the Chair of the Meeting in his sole discretion; the Chair of the Meeting is under no obligation to accept or reject a late proxy. The Chair of the Meeting may extend or waive the proxy cut-off time in his sole discretion and without notice.

Exercise of Discretion by Proxies

The Shares represented by your voting instruction form or form of proxy must be voted or withheld from voting in accordance with your instruction on the form and if you specify a choice with respect to any matter to be acted upon, your Shares will be voted accordingly. If you have not specified how to vote on a particular matter, if any amendments are proposed to any matter, or if other matters are properly brought before the Meeting, then, in each case, your proxyholder can vote your Shares as your proxyholder sees fit.

If you properly complete and return your voting instruction form or form of proxy appointing representatives of management of the Company as your proxy, but do not specify how you wish the votes to be cast, your Shares will be voted: (i) FOR the election of directors nominated by management; (ii) FOR the appointment of KPMG LLP as the independent auditor for 2022 and the authorization of the directors to fix their remuneration; (iii) FOR the resolution approving Centerra’s Omnibus Incentive Plan; (iv) FOR the non-binding advisory resolution to accept Centerra’s approach to executive compensation, and (v) at the discretion of management, on any matter which may properly come before the Meeting.

Revocation

If you are a registered shareholder and have provided a proxy, you may revoke your proxy by: (i) completing and signing another form of proxy bearing a later date and depositing it with TSX Trust: by mail to: Attn: Proxy Dept., P.O. Box 721, Agincourt, Ontario, Canada, M1S 0A1; by telephone (toll free) to: 1-888-489-5760; by fax to: (416) 368-2502 or toll-free within North America 1-866-781-3111; or by e-mail to: proxyvote@tmx.com, or vote online at www.tsxtrust.com/vote-proxy, in each case no later than 11:00 a.m. (Toronto time) on May 5, 2023 or, if the Meeting is postponed or adjourned, on a day other than a Saturday, Sunday or a statutory holiday in the Province of Ontario which is at least 48 hours before the time of such reconvened or convened meeting, as applicable; (ii) depositing a document that is signed by you (or by someone you have properly authorized to act on your behalf) stating that you wish to revoke your proxy, to the Corporate Secretary of the Company at the registered office of the Company (1 University Avenue, Suite 1500, Toronto, Ontario, Canada, M5J 2P1) at any time up to and including the last business day preceding the day of the Meeting, or any postponement or adjournment thereof; (iii) notifying the Chair of the Meeting prior to the commencement of the Meeting or any postponement or adjournment of the Meeting that you have revoked your proxy; or (iv) following any other procedure that is permitted by law.

If you are a registered shareholder or a duly appointed proxyholder and log in to the Meeting online using your Control Number and accept the terms and conditions, you will be revoking any and all previously submitted proxies, and will be provided the opportunity to vote online by ballot. See “Attending and Voting at the Virtual Meeting” below.

If you are a non-registered shareholder and wish to revoke or change your prior instructions, you must contact your intermediary well in advance of the Meeting and follow its instructions. Intermediaries may set deadlines for the receipt of revocations that are further in advance of the Meeting than those set forth elsewhere in this Circular and related proxy materials and, accordingly, any such revocation should be completed in coordination with your Intermediary well in advance of the deadline for submitting forms of proxy or voting instruction forms to ensure it can be given effect to at the Meeting.

Attending and Voting at the Virtual Meeting

Similar to last year, and to permit a greater number of shareholders to attend the Meeting, we will hold our Meeting in a virtual only format, which will be conducted via a live audio webcast. Registered shareholders and duly appointed proxyholders will have an equal opportunity to attend, participate and vote at the Meeting online. We hope that hosting a virtual Meeting will increase participation by our shareholders, as it will enable shareholders to more easily attend the Meeting regardless of their geographic location. Shareholders will not be able to physically attend the Meeting.

Registered shareholders and duly appointed proxyholders can vote online by ballot at the appropriate times during the Meeting. The control number located on the proxy form or in the email notification you received is your Control Number for purposes of logging in to the Meeting online. See “How to Attend the Meeting” below for additional information on how to log in to the Meeting online.

Non-registered shareholders who have not duly appointed themselves as proxyholders may attend the Meeting as guests. Guests will be able to listen to the Meeting online, but will not be able to vote or ask questions at the Meeting. This is because our transfer agent, TSX Trust, does not have a record of the non-registered shareholders of Centerra and, as a result, will have no knowledge of your shareholdings or entitlement to vote, unless you appoint yourself as proxyholder using your voting instruction form. If you are a non-registered shareholder and wish to vote at the Meeting, you must (i) appoint yourself as proxyholder by inserting your own name in the space provided for appointing a proxyholder on the voting instruction form sent to you and (ii) follow all of the applicable instructions, including the deadline, provided by your intermediary. See “How to Attend the Meeting” below for additional information on how to log in to the Meeting online, and see “Appointment of a Third Party as Proxy” below for additional information on how non-registered shareholders can appoint themselves as proxyholder.

How to Attend the Meeting

Registered shareholders and duly appointed proxyholders, including non-registered shareholders who have duly appointed themselves as proxyholder, will be able to attend, participate and vote at the Meeting online at www.web.lumiagm.com/452538978. We recommend that you log in at 10:00 a.m. (Toronto time), one hour before the Meeting starts. Once you have logged in, select “I have a login” and then enter your Control Number (see below) and password “centerra2023” (case sensitive). You will need the latest versions of Chrome, Safari, Edge or Firefox. Please ensure your browser is compatible by logging in early. PLEASE DO NOT USE INTERNET EXPLORER.

Registered shareholders: The control number located on the form of proxy you received is your Control Number.

Duly appointed proxyholders: TSX Trust will provide the proxyholder with a Control Number after the proxy voting deadline has passed and the proxyholder has been duly appointed AND registered as described in “Appointment of a Third Party as Proxy” below.

Guests, including non-registered beneficial shareholders who have not duly appointed themselves as proxyholder, can listen to the Meeting. Guests are not able to vote or ask questions at the Meeting. Log in online at www.web.lumiagm.com/452538978, select “I am a guest”, and then complete the online registration form.

If you attend the Meeting online, it is important that you remain connected to the internet for the duration of the Meeting in order to vote when balloting commences. It is your responsibility to ensure that you remain connected. Online check-in will begin one hour prior to the Meeting on May 9, 2023, at 10:00 a.m. (Toronto time). The Meeting will begin promptly at 11:00 a.m. (Toronto time) on May 9, 2023, unless otherwise adjourned or postponed. You should allow ample time for the online check-in procedures. For any technical difficulties experienced during the check-in process or during the Meeting, please refer to https://www.lumiglobal.com/faq.

Registered shareholders and duly appointed proxyholders who login to the Meeting with a Control Number can ask questions during the Meeting via the messaging feature on the virtual meeting platform. Questions will generally only be addressed during a question period at the end of the Meeting, however, questions regarding procedural matters or directly related to a specific motion may be addressed during the Meeting. Questions or comments containing inappropriate language (including profanities or hostilities), questions of a personal nature, or questions that are otherwise disruptive to the orderly conduct of the Meeting will not be published or answered. If the Company cannot answer a question during the Meeting because of timing or technical limitations, management will endeavor to respond by email as soon as practical after the Meeting.

Caution: Internal network security protocols including firewalls and VPN connections may block access to the Lumi platform for the Meeting. If you are experiencing any difficulty connecting or watching the Meeting, ensure your VPN setting is disabled or use a computer on a network not restricted to security settings of your organization.

If the Meeting is disrupted for any reason due to technical issues, please remain logged in to the Meeting.

Appointment of a Third Party as Proxy

The following applies to shareholders who wish to appoint someone as their proxyholder other than the Centerra proxyholders named in the enclosed form of proxy or voting instruction form accompanying this Circular. This includes non-registered shareholders who wish to appoint themselves as proxyholder to attend, participate and vote at the Meeting online.

Shareholders who wish to appoint someone other than the Centerra proxyholders named in the enclosed form of proxy as their proxyholder to attend the Meeting as their proxy and vote their Centerra shares MUST submit their form of proxy or voting instruction form, as applicable, appointing that person as proxyholder, AND register that proxyholder online, as described below. Registering your proxyholder is an additional step that must be completed AFTER you have submitted your form of proxy or voting instruction form. Failure to register your proxyholder will result in the proxyholder not receiving a Control Number, which is used as their online sign-in credentials and is required for them to ask questions and vote at the Meeting.

Step 1 - Submit your form of proxy or voting instruction form: To appoint someone as proxyholder other than the Centerra proxyholders, insert that person’s name in the blank space provided in the form of proxy or voting instruction form (if permitted) and follow the instructions for submitting such form of proxy or voting instruction form. This must be completed before registering the proxyholder, which is an additional step completed once you have submitted your form of proxy or voting instruction form.

Step 2 - Register your proxyholder: To register a third-party proxyholder, shareholders must contact TSX Trust and provide TSX Trust with the required proxyholder contact information so that TSX Trust may provide the proxyholder with a Control Number. TSX Trust can be contacted by phone at 1-866-751-6315 (toll-free within North America) or 647-252-9650 or by internet at https://www.tsxtrust.com/control-number-request. Requests for a Control Number must be received by 11:00 a.m. (Toronto time) on May 5, 2023. Without a Control Number, proxyholders will not be able to ask questions or vote at the Meeting. They will only be able to attend the virtual Meeting online as a guest.

If you are a non-registered shareholder and wish to vote at the Meeting, you must insert your own name in the blank space provided on the voting instruction form sent to you by your intermediary, follow the applicable instructions provided by your intermediary, AND register yourself as your proxyholder, as described below. By doing so, you are instructing your intermediary to appoint you as proxyholder. It is important that you comply with the signature and return instructions provided by your intermediary.

If you are a non-registered shareholder located in the United States and wish to vote at the Meeting, or, if you are permitted, to appoint a third party as your proxyholder, in addition to the steps described above under “How to Attend the Meeting”, you must first obtain a valid legal proxy from your intermediary. You must follow the instructions from your intermediary which are included with the legal proxy form or the voting information form sent to you with this Circular. If you have not received one, you must contact your intermediary to request a legal proxy form or a legal proxy. After obtaining a valid legal proxy from your intermediary, you must then submit such legal proxy to the Company’s transfer agent, TSX Trust by mail at Attn: Proxy Dept., P.O. Box 721, Agincourt, Ontario, Canada, M1S 0A1, or by email to proxyvote@tmx.com. The request for registration must be labeled “Legal Proxy” and received by TSX Trust no later than the voting deadline of 11:00 a.m. (Toronto time) on May 5, 2023 or, if the Meeting is postponed or adjourned, on a day other than a Saturday, Sunday or a statutory holiday in the Province of Ontario which is at least 48 hours before the time of such reconvened or convened meeting, as applicable.

VOTING COMMON SHARES

Centerra is authorized to issue an unlimited number of Shares and preference shares without par value. On March 24, 2023, the Company had 218,703,496 Shares issued and outstanding. The directors have fixed March 24, 2023 as the record date for the Meeting. Only holders of Shares who are on record on that date will be entitled to vote on the matters proposed to come before the Meeting on the basis of one (1) vote for each Share held.

PRINCIPAL HOLDERS OF VOTING SECURITIES

To the knowledge of the directors and officers of the Company, the only persons or companies who beneficially own, or exercise control or direction over, directly or indirectly, voting securities of the Company carrying more than 10% of the voting rights attached to any class of voting securities are indicated below:

Name	Number of Shares	Percentage
BlackRock, Inc.(1)	37,291,314	17.05%
Helikon Investments Limited (2)	25,419,772	11.62%

Source:

(1)	Alternative Monthly Reporting System Report on Form 62-103F3 of Blackrock, Inc. dated September 7, 2022, as filed on SEDAR.

(2)	Alternative Monthly Reporting System Report on Form 62-103F3 of Helikon Investments Limited dated September 8, 2022, as filed on SEDAR.

BUSINESS TO BE TRANSACTED AT THE MEETING

Financial Statements

The audited financial statements of Centerra for the period ended December 31, 2022 and the auditors’ report thereon will be placed before the Meeting. Copies of the financial statements, together with the auditors’ report thereon, are posted online for shareholders to access, instead of paper copies being printed and mailed to shareholders. Please see “Voting Information – Notice-and-Access” above for further details regarding how to obtain copies of the financial statements and other Meeting Materials.

Election of Directors

The Board of Directors (the “Board”) has approved the nomination of the individuals named below for election as directors of Centerra. Each of the nominees, other than Mr. Tomory, is a current director of Centerra and has been since the dates indicated below and was elected to his or her present term as a director by the shareholders of the Company at the annual general meeting of the Company’s shareholders held on September 22, 2022.

Management does not believe that any of the proposed nominees will be unable to serve as a director, but if that should occur for any reason before the Meeting, the management representatives designated in the enclosed form of proxy reserve the right to nominate and vote for another nominee at their discretion, unless otherwise instructed. The form of proxy permits shareholders to vote for or against each nominee. Each director elected will hold office until the next annual meeting of shareholders or until his or her successor is elected or appointed.

Majority Voting and Advance Notice Nominations

In accordance with the Canada Business Corporations Act (the “CBCA”), at uncontested shareholder meetings held on or after August 31, 2022, any director nominee receiving more “against” votes than “for” votes will not be elected. However, under the CBCA majority voting rules, if an incumbent director is not elected by a majority of votes at the Meeting, the incumbent director will be permitted to continue in office until the earlier of (i) the 90th day after the Meeting and (ii) the day on which their successor is appointed or elected.

In addition, in order to ensure that all shareholders have sufficient time and information to properly review all director nominees, the Company’s by-laws require that all director nominations be made with sufficient notice and provide certain prescribed information concerning such director nominees. For further information, please refer to “Report on Corporate Governance – Majority Voting and Advance Notice Nominations” on page 49.

Board Nominee Information

According to the Company’s constating documents, the Board shall have between 3 and 15 directors.

The Company considers diversity of background, skills, age, culture, geography, experience, and gender when reviewing potential director candidates, and the directors nominated this year represent a strong and diverse mix of experience in finance, mining, engineering, sustainability, government relations, Indigenous relations, risk management, legal, metallurgy, mergers and acquisitions and international business – key skills for overseeing the Company’s affairs and guiding its strategic growth. See also “Diversity of the Company’s Directors and Officers” on page 52.

The following tables set out the name and biographical information of each nominee, including present principal occupation, principal occupations and directorships during the past five years and whether or not the nominee has been determined by the Board to be independent of Centerra under Canadian securities laws. The table below also sets out each nominee’s appointment date to Centerra’s Board (where applicable), attendance at Board and standing Committee meetings during 2022, other public company directorships, and minimum ownership requirement. All nominees are in compliance with their minimum ownership requirements. For further information on the breakdown of the Directors’ Share ownership, see “Report on Executive Compensation –Directors’ Share Ownership” on page 44.

The Board recommends that shareholders vote in favour of each of the following nominees as directors of Centerra. Unless otherwise instructed, the management representatives designated in the enclosed form of proxy intend to vote FOR the election as directors of the proposed nominees whose names are set out below.

New Board Nominee

PAUL TOMORY

Age: 50

Location: Mississauga,
Ontario, Canada

Independent(1): No

Director since:

New Director Nominee

Mr. Tomory has over 25 years of experience in mining, engineering and construction and was appointed Centerra’s President & CEO effective May 1, 2023. Prior to his appointment, he was Executive Vice President and Chief Technical Officer of Kinross Gold Corporation, where he worked for over 14 years in a series of progressive technical roles. Prior to Kinross, he worked as a consultant at Bain & Company and Golder Associates. Mr. Tomory is a professional engineer in the province of Ontario with a Master of Applied Science in Civil (Mining) Engineering from the University of Toronto and holds a Master of Business Administration from the University of Toronto’s Rotman School of Management.

SECURITIES OWNERSHIP

10,000 Shares

OTHER PUBLIC COMPANY DIRECTORSHIPS (COMMITTEES)

None

Incumbent Board Nominees

MICHAEL S. PARRETT

Age: 71

Location: Richmond
Hill, Ontario, Canada

Independent(1): Yes

Director since:

May 8, 2014

Mr. Parrett has served as a director of Centerra since May 2014 and was appointed Chair of the Board on October 1, 2019. Mr. Parrett is an independent consultant and corporate director and has previously served as a director of Stillwater Mining Company from 2009 to 2017, Pengrowth Energy Corporation from 2004 to 2016, Gabriel Resources Limited from 2003 to 2010 (including as Chairman from 2005 to 2010) and Fording Canadian Coal Trust from 2003 to 2008. Prior to that, Mr. Parrett was the CFO and the President of Rio Algom Limited and CFO of Falconbridge Limited. Mr. Parrett is a Chartered Professional Accountant and received his Bachelor of Arts degree in Economics from York University.

BOARD / COMMITTEE		ATTENDANCE(2)
Board (Chair)		11/11
Audit Committee		5/5
Human Resources and Compensation Committee		6/6
Nominating and Corporate Governance Committee		3/3

OTHER PUBLIC COMPANY DIRECTORSHIPS (COMMITTEES)
None

COMPLIANCE WITH DIRECTOR SHARE OWNERSHIP REQUIREMENTS(3)

Share Ownership Calculation (as of March 24, 2023)(4)	Minimum Share Ownership requirement	In Compliance with Requirement
$1,606,598	$930,000 by October 1, 2024	Yes

RICHARD W. CONNOR

Age: 73

Location: Columbine
Valley, Colorado, U.S.A.

Independent(1): Yes

Director since:

June 5, 2012

Mr. Connor has over 25 years of experience as an audit partner with KPMG LLP in the United States, principally for publicly traded clients in a variety of industries, including Energy and Mining, and Media and Telecommunications. Mr. Connor retired from KPMG LLP in 2009, where he served as the Managing Partner of the KPMG Denver Office from 1996 to 2008. Mr. Connor was elected to the firm’s partnership in 1980 and was appointed to the firm’s SEC Reviewing Partners Committee in 1987, where he served until his retirement. Mr. Connor earned his BS degree in Accounting from the University of Colorado.

BOARD / COMMITTEE		ATTENDANCE(2)
Board		11/11
Audit Committee (Chair)		5/5
Risk Committee		5/5
Human Resources & Compensation Committee		6/6
Nominating & Corporate Governance Committee		2/2(6)
Special Committee		7/7

OTHER PUBLIC COMPANY DIRECTORSHIPS (COMMITTEES)
None

COMPLIANCE WITH DIRECTOR SHARE OWNERSHIP REQUIREMENTS(3)

Share Ownership Calculation (as of March 24, 2023)(4)	Minimum Share Ownership requirement	In Compliance with Requirement
$706,969	$526,500 by January 1, 2023	Yes

WENDY KEI

Age: 55

Location: Toronto,
Ontario, Canada

Independent: Yes

Director since:

May 4, 2022

Ms. Kei is an accomplished finance executive with over 25 years of business experience across multiple industries. She currently serves as Board Chair for Ontario Power Generation Inc. (OPG), serves on the board of NFI Group Inc. Ms. Kei previously served as Chief Financial Officer of Dominion Diamond Corporation and was the Chair of the Audit Committee for Noranda Income Fund (TSX:NIF). In 2022, Ms. Kei was honoured as a Fellow from the Institute of Corporate Directors (F.ICD), named BMO Celebrate Women on Boards 2022 Honouree and in 2020, she was selected one of Canada’s Top 100 Most Powerful Women and was honoured as a Fellow Chartered Professional Accountant (FCPA-FCA) designation. In 2016, she was selected as a Diversity 50 Candidate by the Canadian Board Diversity Council. Ms. Kei is a Fellow of the Chartered Professional Accountants of Ontario, holds a Fellow designation from the Institute of Corporate Directors and holds a Bachelor of Mathematics from the University of Waterloo.

BOARD / COMMITTEE	ATTENDANCE(2)
Board	8/8
Audit Committee	3/3
Nominating & Corporate Governance Committee	2/2

OTHER PUBLIC COMPANY DIRECTORSHIPS (COMMITTEES)

NFI Group Inc. (Audit, Human Resources and Compensation and Corporate Governance)
Ontario Power Generation Inc.

COMPLIANCE WITH DIRECTOR SHARE OWNERSHIP REQUIREMENTS

Share Ownership Calculation (as of March 24, 2023)(4)	Minimum Share Ownership requirement	In Compliance with Requirement
$111,320	$526,500 by May 3, 2027	Yes

JACQUES PERRON

Age: 61

Location: Vancouver,

British Columbia,
Canada

Independent(1): Yes

Director since:

October 20, 2016

Mr. Perron has worked in the mining industry for more than 35 years and has extensive technical and operations experience. He was appointed as a director of Centerra in October 2016, following the closing of the Company’s acquisition of Thompson Creek Metals Company Inc., where he served as President and CEO and director. Mr. Perron was President and CEO of Pretium Resources Inc. from April, 2020 to March, 2022 and has held senior executive roles at several other mining companies prior thereto. Mr. Perron formerly served as a director of Osisko Gold Royalties Ltd. from 2016 to 2018; TMAC Resources Inc. from 2019 to 2020; Aquila Resources Inc. from 2018 to 2020; and Victoria Gold Corp. from 2018 to 2020. Mr. Perron has also been a director of the Canadian Mineral Industry Education Foundation since 2007 and a director of Franco-Nevada Corp. since 2022. Mr. Perron has a Bachelor of Science degree in Mining Engineering from l’École Polytechnique de Montréal.

BOARD / COMMITTEE		ATTENDANCE(2)
Board		11/11
Risk Committee (Chair)		5/5
Sustainable Operations Committee		5/5
Special		7/7

OTHER PUBLIC COMPANY DIRECTORSHIPS (COMMITTEES)
Franco-Nevada Corporation

COMPLIANCE WITH DIRECTOR SHARE OWNERSHIP REQUIREMENTS(3)

Share Ownership Calculation (as of March 24, 2023)(4)	Minimum Share Ownership requirement	In Compliance with Requirement
$922,562	$526,500 by May 1, 2023	Yes

SHERYL K. PRESSLER

Age: 72

Location: Atlanta,

Georgia

U.S.A.

Independent(1): Yes

Director since:

May 7, 2008

Ms. Pressler is currently an investment and strategy consultant in Atlanta, Georgia. From 2000 to 2001, she served as CEO of Lend Lease Real Estate Investments United States. From 1994 to 2000, she served as Chief Investment Officer of California Public Employees’ Retirement System. Prior thereto, she was responsible for the investment management of the retirement funds for the McDonnell Douglas Corporation. Ms. Pressler received a Bachelor of Arts degree from Webster University and a Master of Business Administration degree from Washington University. Ms. Pressler served on the board of directors of Stillwater Mining Company from 2002 until 2013. Since 2006, Ms. Pressler serves on the board of trustees of a number of funds managed by Voya Investment Management.

BOARD / COMMITTEE		ATTENDANCE(2)
Board		11/11
Audit Committee		1/1(5)
Risk Committee		5/5
Nominating & Corporate Governance Committee		1/1(5)
Special Committee		7/7

OTHER PUBLIC COMPANY DIRECTORSHIPS (COMMITTEES)
None

COMPLIANCE WITH DIRECTOR SHARE OWNERSHIP REQUIREMENTS(3)

Share Ownership Calculation (as of March 24, 2023)(4)	Minimum Share Ownership requirement	In Compliance with Requirement
$663,851	$526,500 by May 1, 2023	Yes

PAUL N. WRIGHT

Age: 69

Location: British

Columbia, Canada

Independent(1): Yes

Director since:

May 1, 2020

Mr. Wright is a corporate director and has over 40 years of experience in developing and operating open pit and underground gold mines. Mr. Wright was appointed Interim President and Chief Executive Officer of Centerra in September 2022. Mr. Wright retired from Eldorado Gold Corp. in April 2017 after 21 years, where he served as President and CEO starting from October 1999. Prior to his tenure at Eldorado, he worked with Placer Dome, the Redpath Group and Granges. Mr. Wright is a Chartered Engineer (UK) and obtained his B.Sc. Mining Engineering from Newcastle University.

BOARD / COMMITTEE		ATTENDANCE(2)
Board		11/11
Audit Committee		2/2(7)
Risk Committee		4/4(7)
Sustainable Operations Committee		3/3(7)
Special		7/7

OTHER PUBLIC COMPANY DIRECTORSHIPS (COMMITTEES)
Galiano Gold Inc.

COMPLIANCE WITH DIRECTOR SHARE OWNERSHIP REQUIREMENTS(3)

Share Ownership Calculation (as of March 24, 2023)(4)	Minimum Share Ownership requirement	In Compliance with Requirement
$685,262	$526,500 by May 1, 2025	Yes

SUSAN L. YURKOVICH

Age: 57

Location: Vancouver,

British Columbia, Canada

Independent(1): Yes

Director since:

May 1, 2018

Ms. Yurkovich is Senior Vice President of Global Business Development at Canfor Corporation, a leading manufacturer of forest products with operations in Canada, the US and Europe. She has worked in the natural resources sector for more than 25 years, including executive roles in both forestry and energy. Prior to joining Canfor, Ms. Yurkovich spent seven years as President & CEO of the BC Council of Forest Industries and President of BC Lumber Trade Council where she led the industries advocacy efforts and represented the sector on trade related matters, including the Canada US softwood lumber dispute. She currently serves as a Director of Fortis BC and Vancouver College, and a member of the Faculty Advisory Board at the Sauder School of Business at the University of British Columbia. Ms. Yurkovich holds a Bachelor of Arts and a Masters of Business Administration from UBC, a diploma in international business from Erasmus University, Netherlands and the ICD.D designation from the Institute of Corporate Directors.

BOARD / COMMITTEE	ATTENDANCE(2)
Board	10/11
Human Resources & Compensation Committee (Chair)	6/6
Nominating & Corporate Governance Committee	3/3
Sustainable Operations Committee	5/5
Special	7/7

OTHER PUBLIC COMPANY DIRECTORSHIPS (COMMITTEES)

None

COMPLIANCE WITH DIRECTOR SHARE OWNERSHIP REQUIREMENTS(3)

Share Ownership Calculation (as of March 24, 2023)(4)	Minimum Share Ownership requirement	In Compliance with Requirement
$864,703	$526,500 by May 1, 2023	Yes

(1)	For further information on independence, see “Report on Corporate Governance – Independence of Board Members” on page 48.
(2)	Attendance reflects the number of meetings held during 2022 in which the relevant director was a member of such committee.
(3)	The minimum Share ownership requirement for directors is three times their annual retainer (from time to time) to be achieved within a period of five years of becoming a director. When a director receives an increase in his/her annual retainer, which would result in an increase to his/her ownership requirement, the director has five years from the date of such increase to achieve the incremental Share ownership requirement. The minimum Share ownership level set out in the table above reflects the ownership requirement based on their current annual retainer.

(4)	Share ownership level for directors reflects the value of Shares, Deferred Share Units (“DSUs”) and Director Restricted Share Units (“Director RSUs”), held by the director. When calculating the value of the Share ownership of directors, Shares held are valued at the higher of (i) cost (“Book Value” for the Shares) and (ii) current fair market value based on the five-day volume weighted average price (“VWAP”). DSUs and Director RSUs are valued at the greater of (i) the fair market value at the date of award/grant (the “Book Value” for DSUs and Director RSUs) and the current fair market value (five-day VWAP) as of March 24, 2023. For a breakdown of the number of Shares, DSUs and Director RSUs held by each director, and Share ownership calculation, see “Report on Executive Compensation - Directors’ Share Ownership” on page 44 for further information.

(5)	Ms. Pressler stepped down from the Audit Committee and the Nominating & Corporate Governance Committee in the first quarter of 2022.

(6)	Mr. Connor joined the Nominating & Corporate Governance Committee in the first quarter of 2022.

(7)	Mr. Wright stepped down from all his committee assignments upon becoming Interim President and Chief Executive Officer on September 6, 2022.

2022 Shareholder Support

The table below sets out the voting results at the Company’s 2022 annual meeting of shareholders.

Nominee	Votes For	Votes For (%)	Votes Against	Votes Against (%)
Richard W. Connor	136,198,332	99.14	1,182,446	0.86
Wendy Kei	136,873,997	99.63	506,790	0.37
Michael S. Parrett	134,584,204	97.96	2,796,582	2.04
Jacques Perron	136,816,798	99.59	563,588	0.41
Sheryl K. Pressler	136,127,977	99.09	1,252,801	0.91
Bruce V. Walter	136,273,971	99.19	1,106,806	0.81
Paul N. Wright	136,848,905	99.61	531,882	0.39
Susan L. Yurkovich	136,551,468	99.40	829,319	0.60

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To Centerra’s knowledge, no nominee for director is or has been in the last 10 years a director, Chief Executive Officer or Chief Financial Officer of any company that: (a) was subject to an order that was issued while the nominee was acting in that capacity, or (b) was subject to an order that was issued after the nominee ceased to act in that capacity and which resulted from an event that occurred while that person was acting in that capacity. For the purposes of the foregoing, “order” means (i)  a cease trade order, (ii) an order similar to a cease trade order, or (iii) an order that denied the relevant company access to any exemption under securities legislation, which was in effect for a period of more than 30 consecutive days.

Other than as noted below, to Centerra’s knowledge, no nominee for director: (a) is or has been in the last 10 years a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or (b) has in the last 10 years become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Mr. Wright was a director of Nordic Mines AB (“Nordic”) until November 17, 2012. On July 8, 2013, within one year of Mr. Wright ceasing to be a director, Nordic announced that it had requested a Court appointed Administrator for itself and its Swedish and Finnish subsidiaries. The appointment of the Swedish Administrator was terminated by the District Court of Uppsala in a decision on September 1, 2014, when an agreement on debt write-off was entered into between Nordic and its creditors and lenders.

Mr. Parrett was a director of Mongolia Minerals Corporation (a private company involved in mining investments in Mongolia) which was granted creditor protection under the Companies Creditors’ Arrangement Act (“CCAA”) on June 16, 2014. The CCAA proceedings were terminated in February 2015 and Mr. Parrett resigned on February 20, 2015.

Appointment of Auditors

It is proposed that KPMG LLP be re-appointed as auditor of the Company to hold office until the next annual meeting of shareholders and that the Board be authorized to fix their remuneration. KPMG LLP was first appointed auditor of the Company on May 10, 2005.

Audit, tax and other fees billed by KPMG LLP in respect of the financial years ended December 31, 2022 and 2021 were as follows:

Fee Type	2022	2021
Audit Fees	$2,845,121	$1,517,073
Audit Related Fees(1)	$0	$0
Tax Fees(2)	$39,201	$30,032
All Other Fees(3)	$21,400	$0
Total	$2,905,722	$1,547,105

(1)	Audit related fees in 2022 and 2021 included interim reviews of the consolidated financial statement.

(2)	Tax fees comprise amounts billed for transfer pricing advisory services, tax compliance and tax advisory services.

(3)	All non-audit services to be provided by KPMG LLP must be pre-approved by the Audit Committee.

The Board recommends that shareholders vote in favour of the re-appointment of KPMG LLP as auditor of the Company, to hold office until the next annual meeting of shareholders, and the authorization of the Board to fix their remuneration. Unless otherwise instructed, the management representatives designated in the enclosed form of proxy intend to vote FOR the re-appointment of KPMG LLP as auditor of the Company, to hold office until the next annual meeting of shareholders, and to authorize the Board to fix their remuneration.

Approval of LTI Plan

On the recommendation of the Human Resources and Compensation Committee of the Board (“HRC Committee”), on February 23, 2023, the Board approved the adoption by Centerra of the Omnibus Incentive Plan (the “LTI Plan”) subject to, and effective upon, approval by Shareholders at the Meeting. The complete text of the LTI Plan is set out in Appendix B to this Circular and a summary of the material terms is provided below. At the Meeting, Shareholders will be asked to approve an ordinary resolution approving the LTI Plan.

The LTI Plan will effectively replace Centerra’s existing Option Plan, RSU Plan, PSU Plan and DSU Plan (each as defined below) (collectively, the “Legacy Plans”). If the LTI Plan is approved by Shareholders at the Meeting, Awards (as defined below) granted under the Legacy Plans will remain outstanding and governed by the respective terms of such plans, but no new awards will be granted under any of the Legacy Plans. If the LTI Plan is not approved by Shareholders at the Meeting, the Legacy Plans will remain in place and Options, RSUs, PSUs and DSUs may continue to be granted under the Legacy Plans, subject to their terms.

Purpose and Participation

The HRC Committee remains focused on aligning pay outcomes with the execution of the Company’s overall strategy. In 2022, a comprehensive review of equity-based incentive plans was completed and following that review, the HRC Committee recommended certain updates to the Company’s compensation structure, including among other things, the adoption of the LTI Plan. The purpose of the LTI Plan is to provide the Company with flexibility to grant various types of awards, to align the interests of participants with the interests of shareholders while allowing Centerra to remain competitive in the marketplace. In addition, the LTI Plan, if approved, will help to streamline the administration of incentive awards, as all new awards granted by the Company to participants will be governed by a single plan. Under the LTI Plan, equity-based incentives may be granted to certain of the Company’s directors, executive officers, employees and consultants, including Options, share appreciation rights, RSUs, PSUs and DSUs (collectively referred to as “Awards”).

With respect to future grants of Awards, the HRC Committee has recommended the following changes with respect to long-term incentive grants starting in 2023, if the LTI Plan is approved:

•	Removing the ability under Centerra’s current practice for participants to receive annual incentive plan payments in RSUs along with a 50% Company match component.

•	Adding RSUs to the regular portfolio of long-term incentive vehicles. As described under the section “RSUs and PSUs” below, it is expected that RSUs granted to senior executives will vest annually in equal proportions over 3-years, and will be settled in Shares issued from treasury.

•	It is expected that the performance period applicable to PSUs will be changed to a single 3-year performance period, as opposed to two discrete performance periods, as is the case under the Legacy Plans.

•	The performance vesting condition for PSUs will continue to be based on the Company’s total shareholder return, relative to the S&P/TSX Global Gold Index. For PSU grants starting in 2023, the performance vesting score will be capped at 100% of target in the event the Company’s three-year total shareholder return is negative.

•	Long-term incentive grants in 2023 to senior executives are expected to be comprised of 50% PSUs, 25% RSUs and 25% Options.

Except as otherwise described in this Circular, the Company expects that its compensation practices with respect to the grant of Awards under the LTI Plan, if approved, will remain consistent with its existing compensation practices under the Legacy Plans. See “Compensation Discussion and Analysis – Compensation Philosophy and Objectives” and “Compensation Discussion and Analysis – Components of Executive Compensation” below.

Maximum Number of Shares which may be Issued Pursuant to the LTI Plan

The LTI Plan is a ‘fixed’ plan in that, subject to customary adjustment provisions provided for therein (including a subdivision or consolidation of Shares), it provides that the aggregate maximum number of Shares that may be issued, in the aggregate, under the LTI Plan is 7,588,834 Shares. This number was determined by reference to the total number of Shares available for future grants under the Legacy Plans, and approval of the LTI Plan will not increase the aggregate number of Shares available for issuance relative to the number of Shares that would otherwise be available for issuance under the Legacy Plans. Any Shares subject to an Award which has been exercised or settled in cash or in Shares purchased on the open market will again be available for issuance under the LTI Plan. Further, no Award that can be settled in Shares issued from treasury may be granted if such grant would have the effect of causing the total number of Shares underlying Awards made under the LTI Plan to exceed the above-noted number of Shares reserved for issuance under the LTI Plan. Shares will not be deemed to have been issued pursuant to the LTI Plan with respect to any portion of an Award that is settled in cash. For greater certainty, any Shares reserved for issuance under awards under the Legacy Plans that are settled or forfeited, or that expire in accordance with their terms, will not be added to the reserve of Shares available for issuance under the LTI Plan.

Administration

The HRC Committee is responsible for administering the LTI Plan, subject to the oversight of the Board, and may further delegate its responsibilities thereunder to a plan administrator.

Insider and Non-Employee Director Participation Limit

The aggregate number of Shares issuable to insiders and their associates at any time under the LTI Plan, the Legacy Plans, the Company’s Employee Share Purchase Plan (“ESPP”) or any other proposed or established security-based compensation arrangement, will not exceed 10% of the issued and outstanding Shares, and the aggregate number of Shares issued to insiders and their associates within any one-year period under the LTI Plan or any other proposed or established share compensation arrangement will not exceed 10% of the issued and outstanding Shares. In addition, the total annual grant value of equity to any one non-employee director under the LTI Plan and any other proposed or established share compensation arrangement will not exceed $150,000 in the aggregate, of which, no more than $100,000 of value may be comprised of Options or Share Appreciation Rights.

Options and Share Appreciation Rights

Each Option granted under the LTI Plan will entitle a participant to purchase one Share upon payment of an exercise price, subject to the terms and conditions of the LTI Plan and the applicable grant agreement. A participant may also elect to undertake a “cashless exercise” or a “net exercise” in respect of Options. Share appreciation rights may be granted in conjunction with an Option. Options granted with share appreciation rights will allow the participant to surrender the Option and exercise the related share appreciation right. Upon the exercise of a share appreciation right, the participant will be entitled to receive an amount equal to the product of (a) the fair market value of one Share on the date of exercise, minus the exercise price of the applicable Option, multiplied by (b) the number of Shares in respect of which the share appreciation rights have been exercised.

All Options and share appreciation rights granted under the LTI Plan will have an exercise price determined and approved by the HRC Committee at the time of grant, which will not be less than the fair market value of the Shares on the date of the grant. Subject to the terms of the LTI Plan, the “fair market value” of the Shares as of a given date means the volume weighted average trading price on the TSX or the NYSE for the five trading days immediately preceding such date.

Subject to any vesting conditions set forth in a participant’s grant agreement, an Option and share appreciation right (if applicable) will be exercisable during a period established by the HRC Committee which will not be more than ten years from the date of grant. The LTI Plan provides that the exercise period will automatically be extended if the date on which it is scheduled to terminate will fall during a blackout period. In such cases, the extended exercise period will terminate ten business days after the last day of the blackout period.

RSUs and PSUs

RSUs and PSUs granted under the LTI Plan are Awards that entitle a participant holding such Award to receive Shares, cash based on the fair market value of the number of Shares underlying the Award or a combination thereof upon settlement, subject to the terms of the applicable grant agreement.

RSUs generally become vested, if at all, following a period of continuous employment. PSUs are similar to RSUs, but their vesting is, in whole or in part, conditioned on the attainment of specified performance metrics as may be determined by the HRC Committee. The terms and conditions of grants of RSUs and PSUs, including the quantity, type of Award, grant date, vesting conditions, vesting periods, settlement date and other terms and conditions with respect to these Awards will be set out in the participant’s grant agreement.

Non-executive directors may elect to receive a portion of their compensation (as specified by the Board from time to time) in RSUs, subject to the limits and restrictions on non-executive director participation described above. Unlike grants under the Legacy Plans, it is intended that RSUs granted under the LTI Plan to members of senior management will be settled in Shares.

As disclosed above, it is intended that all RSUs and PSUs granted under the LTI Plan will be subject to vesting over a three year term from the date of grant. The number of PSUs that will vest will vary depending on the Company’s achievement over the designated performance period of performance criteria determined by the HRC Committee and set forth in the applicable grant agreement. The performance criteria applicable to PSUs granted under the LTI Plan will continue to be based on the performance of the Shares relative to other gold companies included in the S&P/TSX Global Gold CAD$ Index. See “Compensation Discussion and Analysis – Mid-term and Long-term Incentives” below.

Subject to the achievement of the applicable vesting conditions, including any performance criteria, the settlement of an RSU or PSU will generally occur on or as soon as reasonably practicable following the vesting date. RSUs and PSUs can be settled, at Centerra’s option, in cash or Shares which Shares can be bought on secondary markets or issued from treasury.

DSUs

DSUs granted under the LTI Plan are Awards that evidence the right to receive cash based on the fair market value of a Share. Although DSUs may be available for grant to directors, executive officers, employees and consultants, Centerra currently expects to only grant DSUs as a form of non-executive director compensation, consistent with current practice under the Legacy Plans. See “Director Compensation – Deferred Share Unit Plan” below.

The settlement of a DSU will generally occur following a pre-established deferral period, which will be upon or following the participant ceasing to be a director, executive officer, employee or consultant of Centerra, as applicable, subject to satisfaction of any applicable conditions and the applicable grant agreement.

Dividend Equivalents

If dividends (other than share dividends) are paid on Shares, dividend equivalents in the form of additional RSUs, PSUs or DSUs (as applicable) may be automatically granted to each participant who holds RSUs, PSUs or DSUs on the record date for such dividends. Such dividend equivalents will be subject to the same vesting and other conditions applicable to the underlying RSUs, PSUs or DSUs, as the case may be.

Recapitalization

In the event of any change in the capital structure or any other change affecting the Shares, the HRC Committee will equitably adjust the aggregate number or kind of shares that may be delivered under the LTI Plan, the number or kind of shares or other property (including cash) subject to an Award, and the terms and conditions of Awards.

In the event of any other change in the capital structure or business of Centerra or other corporate transaction, the HRC Committee will be entitled, in its sole discretion, to make equitable adjustments to be made in such circumstances in order to maintain the economic rights of the participants in respect of Awards under the LTI Plan.

Termination and Change of Control Benefits

The following table describes the impact of certain events upon the rights of holders of Awards under the LTI Plan, including termination for cause, resignation, retirement, termination other than for cause, and death or disability, subject to the terms of a participant’s employment agreement and applicable grant agreement:

Type of Termination	Options and share appreciation rights	PSUs	RSUs	DSUs
Termination for Cause and resignation (other than Retirement)(1)	All unvested Options and share appreciation rights will immediately cease to vest and will be cancelled and forfeited for no consideration on the termination date. All vested options and share appreciation rights as of the termination date remain exercisable for a period of 90 days (subject to the applicable expiration date).	All PSUs (whether vested or unvested) will immediately cease to vest (if applicable) and will be cancelled and forfeited for no consideration on the termination date.	All unvested RSUs will immediately cease to vest and will be cancelled and forfeited for no consideration on the termination date. All vested RSUs as of the termination date will be settled in accordance with the LTI Plan.	All DSUs will vest immediately and will be settled on the termination date.
Termination without Cause or Retirement(1)	All unvested Options and share appreciation rights will immediately cease to vest and will be cancelled and forfeited for no consideration on the termination date. All vested options and share appreciation rights as of the termination date remain exercisable for a period of 90 days (subject to the applicable expiration date).	Unvested PSUs will vest on a pro-rated(2) basis to, and will be paid on, the termination date, and are subject to an adjustment factor equal to the adjustment factor at the termination date or 100%, whichever is lower.	Unvested RSUs will vest on a pro-rated(2) basis up to the termination date and will be settled in accordance with the LTI Plan.	All DSUs will vest immediately and will be settled on the termination date.
Disability(1)	All unvested Options and share appreciation rights will immediately cease to vest and will be cancelled and forfeited for no consideration on the termination date. All vested options and share appreciation rights as of the termination date remain exercisable for a period of 90 days (subject to the applicable expiration date).	Unvested PSUs will vest on a pro-rated(2) basis to, and will be paid on, the termination date, and are subject to an adjustment factor equal to the adjustment factor at the termination date or 100%, whichever is lower.	Unvested RSUs will vest on a pro-rated(2) basis up to the termination date and will be settled in accordance with the LTI Plan.	All DSUs will vest immediately and will be settled on the termination date.
Death	All unvested Options and share appreciation rights will immediately cease to vest and will be cancelled and forfeited for no consideration on the termination date. All vested Options and share appreciation rights as of the termination date remain exercisable for a period of 1 year following the termination date (subject to the applicable expiration date).	Unvested PSUs will vest on a pro-rated(2) basis to, and will be paid on, the termination date, and are subject to an adjustment factor equal to the adjustment factor at the termination date or 100%, whichever is lower.	Unvested RSUs will vest on a pro-rated(2) basis up to the termination date and will be settled in accordance with the LTI Plan.	All DSUs vest immediately and will be settled on the termination date.
Termination without Cause or resignation for Good Reason in connection with a Change of Control(1)(3)	All Options and share appreciation rights will immediately vest and remain exercisable for a period of 90 days after the termination date.	All PSUs and RSUs will immediately vest and will be settled on the termination date (based on the vesting terms, including, if applicable, an adjustment factor equal to the adjustment factor at the termination date or the adjustment factor at the date of the Change of Control, whichever is higher).		All DSUs vest immediately and will be settled on the termination date.

Type of Termination	Options and share appreciation rights	PSUs	RSUs	DSUs

If Options cannot vest or become exercisable during such 90-day period, the payment of a lump sum equal to the “in-the-money” value of the Options is provided.

(1)	“Cause”, “Change of Control”, “Disability”, “Good Reason” and “Retirement” are defined in the LTI Plan unless otherwise defined in an employment agreement.

(2)	Prorated means a percentage of outstanding PSUs or RSUs (as applicable) based on the period from the grant date to the termination date relative to the entire vesting period. For example, if an NEO was terminated without cause 12 months after grant of the applicable Award with a vesting period of 24 months, the entitlement would be to 12/24 of the PSUs or RSUs that would vest during such vesting period.

(3)	For NEOs, these provisions become effective upon termination without Cause or resignation for Good Reason within 24 months of a Change of Control in accordance with each NEO’s employment agreement. For all other participants, these provisions become effective upon termination without Cause or resignation for Good Reason within 12 months of a Change of Control, unless otherwise provided in the participants emp.

Under the LTI Plan, in the event of a Change of Control, all outstanding Awards must be replaced by Replacement Awards (as defined below). If all outstanding Awards are not replaced by Replacement Awards, the HRC Committee will have the power, in its sole discretion, to modify the terms of the LTI Plan and/or the Awards granted thereunder, including to cause the power to accelerate vesting (including on the basis of up to the maximum level of achievement of any applicable performance criteria) to assist the participant to tender into any take-over bid or other transaction leading to a Change of Control (including to conditionally settle or to permit the conditional exercise of any Awards).

In the event of a Change of Control, an award will be considered a “Replacement Award” if the HRC Committee (as constituted immediately before the Change of Control) determines, in its sole discretion, that such award meets the following requirements:

•	it has a value equal to the value of the Award intended to be replaced by the Replacement Award (each such replaced Award, a “Replaced Award”) as of the date of the Change of Control,

•	it relates to publicly traded equity securities of (i) the Company, (ii) the entity surviving the Company following the Change of Control, or (iii) the parent entity of such surviving entity,

•	it contains substantially identical vesting terms to those of the Replaced Award (except that for any Replaced Award that is performance-based, the Replacement Award shall be subject solely to time-based vesting for the remainder of the applicable performance period (or such shorter period as determined by the HRC Committee) and the level of achievement of the performance criteria in respect of the applicable Performance Period shall be deemed to be the maximum level of achievement), and

•	its other terms and conditions are not less favorable to the participant than the terms and conditions of the Replaced Award (including the provisions that would apply in the event of a subsequent Change of Control) as of the date of the Change of Control.

A Replacement Award may take the form of the continuation of the applicable Replaced Award if the requirements above are satisfied.

Amendments and Termination

The LTI Plan terminates in accordance with its terms on the 10th anniversary of the date it was adopted by the Company. The HRC Committee is entitled to suspend or terminate the LTI Plan at any time, or from time to time amend or revise the terms of the LTI Plan or of any granted Award, provided that no such suspension, termination, amendment or revision will be made, (i) except in compliance with applicable laws and with the prior approval, if required, of the shareholders, the NYSE and/or TSX or any other regulatory body having authority over Centerra, and (ii) if it would adversely alter or impair the rights of any participant, without the consent of the participant except as permitted by the terms of the LTI Plan.

The HRC Committee will be required to obtain shareholder approval to make the following amendments:

•	any amendment to increase to the maximum number of Shares issuable pursuant to the LTI Plan, either as a fixed number or fixed percentage of outstanding capital represented by such Shares;

•	except for adjustments permitted by the LTI Plan, any reduction in the exercise price of an Option or any cancellation of an Option and replacement of such Option with an Option with a lower exercise price (including any adjustment to a share appreciation right having the same effect);

•	any amendment which increases the length of the period after a black-out period during which Awards or any rights pursuant thereto may be exercised;

•	any extension of the term of an Award beyond its original expiry date;

•	any increase in the maximum number of Shares that may be issuable to insiders pursuant to the insider participation limit;

•	any amendment that increases the limits previously imposed on non-employee director participation;

•	any amendment which would allow for the transfer or assignment of Awards, other than for normal estate settlement purposes;

•	any amendment which increases the maximum number of Shares that may be issuable upon exercises of Options issued under the LTI Plan as incentive stock options intended to meet the requirements of Section 422 of the U.S. Internal Revenue Code of 1986;

•	any amendment which modifies the definition of eligible participant used for purposes of determining eligibility for the grant of any Award under the LTI Plan; and

•	any amendment to the LTI Plan’s amendment provisions.

Except as specifically provided in a grant agreement approved by the HRC Committee, Awards granted under the LTI Plan will generally not be transferable other than by will or the laws of succession.

The above summary is qualified in its entirety by the full text of the LTI Plan, which is set out in Appendix B to this Circular. The Board encourages shareholders to read the full text of the LTI Plan before voting on this resolution.

Shareholder Approval of the LTI Plan

The following ordinary resolution to approve the LTI Plan, which must be approved by the holders of a majority of the Shares voting at the Meeting, is as follows:

“BE IT RESOLVED THAT:

1.	The Omnibus Incentive Plan (the “LTI Plan”) of the Company, as more particularly described in the management information circular of the Company dated March 28, 2023, is hereby ratified and approved and the Company is authorized to grant Awards (as defined therein) pursuant thereto;

2.	The total number of common shares of the Company (“Shares”) reserved and available for issuance under the Legacy Option Plan and the Legacy RSU Plan shall be reduced to the number of Shares underlying outstanding Legacy Options and Legacy RSUs (as each term is defined in the LTI Plan) outstanding on the date of the Company’s Annual Shareholder Meeting to be held on or about May 9, 2023;

3.	The total number of Shares to be reserved and available for grant and issuance pursuant to the LTI Plan shall be 7,588,834 Shares, subject to adjustments as may be required in accordance with the terms of the LTI Plan;

4.	The Human Resources and Compensation Committee (the “HRC Committee”) of the board of directors of the Company is hereby authorized to make such amendments to the LTI Plan from time to time, as may be required by the applicable regulatory authorities, or as may be considered appropriate by the HRC Committee, in its sole discretion, provided always that such amendments be subject to the approval of the regulatory authorities, if applicable, and in certain cases, in accordance with the terms of the LTI Plan, the approval of the Shareholders; and

5.	Any one director or officer of the Company is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed and to deliver or cause to be delivered all such documents, and to do or cause to be done all such acts and things, as such director or officer may deem necessary or desirable in connection with the foregoing resolution.”

The Board recommends that shareholders vote in favour of the resolution approving the LTI Plan. Unless a shareholder directs that his or her Shares are to be voted against this resolution, the persons named in the enclosed form of proxy intend vote FOR the resolution approving the LTI Plan.

Advisory Vote on Executive Compensation

The Board believes that the Company’s compensation program must be competitive with companies in its peer group, provide a strong incentive to its executives to achieve Centerra’s business and financial objectives and ensure that interests of management are aligned with the short and long-term interests of the Company’s shareholders. Centerra believes that its compensation program is consistent with those objectives and are in the best interest of shareholders. A detailed discussion of the Company’s executive compensation program is provided under ‘‘Compensation Discussion and Analysis’’ starting on page 22 of this Circular.

The Board has resolved to provide shareholders with a ‘‘Say on Pay’’ advisory vote on the Company’s approach to executive compensation, which is intended to form an important part of the ongoing engagement between shareholders and the Board. At the meeting, shareholders will be asked to consider, and if deemed advisable, approve the following advisory resolution:

Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board, the shareholders accept the approach to executive compensation disclosed in the Company’s management information circular delivered in respect of the 2022 annual general and special meeting of shareholders.

Because this vote is advisory, it will not be binding upon the Board. However, the Board and the Human Resources and Compensation Committee will take the outcome of the vote into account in their ongoing review of executive compensation.

The Board recommends that shareholders vote in favour of the resolution to accept the Company’s approach to executive compensation. Unless otherwise instructed, the management representatives designated in the enclosed form of proxy intend to vote FOR the approval of the resolution to accept the Company’s approach to executive compensation.

REPORT ON EXECUTIVE COMPENSATION

Letter from the Human Resources and Compensation Committee

Dear Centerra Shareholders,

On behalf of the Human Resources and Compensation Committee (the “HRC Committee”), this letter and the enclosed Compensation Discussion & Analysis provide an overview of our performance in 2022 and how the executive compensation outcomes for the year aligned with our results.

The Company made significant progress in a number of areas during the year, however, Centerra’s 2022 overall performance was negatively impacted by a single event - the temporary suspension of gold doré bar production at the Öksüt Mine due to mercury being detected in the gold room at the ADR plant. While this situation resulted from a flaw in the original design of the Öksüt Mine’s processing facility which was advanced under different operational leadership, it nonetheless hurt our performance for the year and the HRC Committee and Board have considered both the impact and accountability in evaluating executive performance this year.

Despite this setback, there were a number of accomplishments that I would like to highlight, in addition to the specific achievements against our 2022 objectives that are discussed elsewhere in this Report on Executive Compensation.

First, the Company completed a transaction in July 2022 with the Kyrgyz Republic and Kyrgyzaltyn JSC (“Kyrgyzaltyn”) to sell the Company’s indirect interest in the Kumtor Mine to Kyrgyzaltyn. This put an end to a protracted, complex and expensive litigation process, returned approximately 26% of Centerra’s common shares held by Kyrgyzaltyn to its treasury and allowed the Company to move forward with its strategic plan.

Second, in the fourth quarter of 2022, Centerra announced a new life of mine plan for the Mount Milligan Mine, including an extension of the mine life to 2033 and an increase in proven and probable gold and copper reserves of 1 million contained ounces and 260 million contained pounds, respectively. Since then, the Company has continued to focus on optimizing the mine and we are now expecting production in 2024 and 2025 to be higher than was reported in the most recent Life of Mine plan. Mount Milligan’s operations have continued to improve throughout the year, culminating in record annual mill throughput in 2022. The Stage Flotation Reactor Project was completed and commissioned in the fourth quarter of 2022. This is designed to meaningfully improve gold and copper recoveries. Mount Milligan also achieved a significant safety milestone – one million hours worked without a lost time injury.

Third, Centerra successfully completed the acquisition of the Goldfield Project, a project in a Tier 1 mining jurisdiction, with a large, under-explored land position that increases Centerra’s exposure in North America with an asset that can act as a foothold for further opportunities in the United States.

Fourth, faced with significant operating challenges at the Öksüt Mine, the management team in Türkiye have employed herculean efforts to address the challenges and position the Company to return to normal operations. They constructed a mercury abatement system for the ADR plant, revised all related health and safety protocols and advanced all necessary permits and licenses, including submitting an amended Environmental Impact Assessment (the “EIA”) in mid-January 2023 to prepare for start-up of operations. In January 2023, the Company received notice of approval of its operating license extension application for a period of 10 years, as well as approval of an enlarged grazing land permit to allow expansion of the open pits.

Finally, we are pleased to have advanced a number of ESG initiatives during the year. For the second year in a row, we operated throughout the year without a material environmental event at any of our operations. In addition, we achieved full compliance with the World Gold Council Responsible Gold Mining Principles (“RGMPs”). Significant progress was also made in our Diversity, Equity & Inclusion (“DE&I”) journey with the completion of global and regional strategies that include multi-year initiatives to advance DE&I, including: the creation of key performance indicators to monitor progress and employee sentiment on DE&I; the incorporation of psychological safety in Centerra’s Work Safe Home Safe program addressing respectful workplace, inclusion and unconscious bias; and the creation of site toolbox talks on DE&I topics. The Company will continue to execute on key initiatives in 2023 with a particular focus on increasing the percentage of women in the workforce at all levels by 2026.

Disappointingly, our consolidated safety performance was below target this year due to several incidents at our Öksüt mine site and Molybdenum business. We ended 2022 with a Company-wide Total Reportable Injury Frequency Rate of 0.81, which underperformed our target of 0.74 but was better than our threshold of 0.92. Despite a below target result in safety, the Company continued to work to ensure safety remains Centerra’s top priority and are pleased that a number of our sites achieved major milestones without a lost time injury this year.

Alignment with Compensation Outcomes

The operating challenges at the Öksüt Mine made the evaluation of 2022 corporate operating and financial performance metrics difficult. The HRC Committee recognized that, while the mercury issue in the gold room significantly impacted our results and overshadowed the significant accomplishments discussed above, it was a result of decisions made at the time of mine site construction, outside of the control of the current operations team and the participants of the corporate annual incentive plan. At the same time, our goal is to fairly recognize the overall performance of the Company, while ensuring compensation is aligned with the experience of our investors.

After careful consideration and discussion with our independent compensation advisors, the HRC Committee made a decision to evaluate the gold production, all-in sustaining cost per ounce sold and operating cash flow measures within the corporate scorecard to reflect the performance of the Öksüt Mine up to the date of the ADR Plant shutdown in March 2022. With no other changes to the original scorecard, performance results for 2022 calculated a corporate score of 89.6%. Together with individual performance scores, payouts under the annual incentive plan for named executives officers (other than Scott Perry) in 2022 ranged from $272,970 to $424,360.

In making this determination, the HRC considered many factors including the Company’s share price performance in 2022 and the significant effect on employees’ existing long-term incentive awards, including nil payouts for portions of the Performance Share Units (PSUs) granted in 2020 and 2021 (in those periods, PSUs were granted at a target of 80%-90% of NEO base salary). This was a disappointing result for executives and participants, but the result aligned with the share price depreciation during the performance vesting periods and the experience of our investors.

HRC Committee Activities in 2022

In addition to the ongoing oversight of human resources programs, executive compensation and governance, and succession planning, the HRC Committee also completed the following in 2022:

•	Reviewed the Company’s industry peer group for assessing executive and board of director compensation, and revised the peer group to better align with the Company’s size and scope;

•	Reviewed market trends and best practices for executive compensation design, prepared by the HRC Committee’s independent advisor;

•	Undertook a comprehensive review of our current long-term incentive plan and recommended changes effective for grants in 2023 (as further described in this letter and under the section titled “Approval of the LTI Plan”, above) to better align to industry practices;

•	Engaged our advisors to conduct a full review of compensation-related risk and reviewed the findings; and

•	Continued to progress the Company’s diversity, equity and inclusion program further described in this Circular.

Key Areas of Focus for 2023

The HRC Committee remains focused on aligning pay outcomes with the execution of the Company’s overall strategy. The annual incentive plan for fiscal 2023 will reflect modest changes to the defined measures and relative weights of certain measures to reinforce our focus on growth and value creation. Changes will also be made to the structure for individual performance, shifting to a weighted measure versus the current multiplier design. Following a comprehensive review of the long-term incentive plan, changes were also made for grants in 2023, including:

•	Removing the ability under Centerra’s current practice for participants to receive annual incentive plan payments in RSUs along with a 50% Company match component.

•	Adding RSUs to the regular portfolio of long-term incentive vehicles. As described under the section “RSUs and PSUs” below, it is expected that RSUs granted to senior executives will vest annually in equal proportions over 3-years, and will be settled in Shares issued from treasury.

•	It is expected that the performance period applicable to PSUs will be changed to a single 3-year performance period, as opposed to two discrete performance periods, as is the case under the Legacy Plans.

•	The performance vesting condition for PSUs will continue to be based on the Company’s total shareholder return, relative to the S&P/TSX Global Gold Index. For PSU grants starting in 2023, the performance vesting score will be capped at 100% of target in the event the Company’s three-year total shareholder return is negative.

•	Long-term incentive grants in 2023 to senior executives are expected to be comprised of 50% PSUs, 25% RSUs and 25% Options.

Annual and Special Meeting

I trust this letter provides insight into Centerra’s performance in 2022 and the HRC Committee’s rationale for compensation decisions made for the CEO and other Named Executive Officers. I hope you will participate in the Meeting, and I encourage you to ask questions of me or any of the other members of the HRC Committee on issues of interest to you.

Yours truly,

(signed) “Susan L. Yurkovich”

Susan L. Yurkovich
Chair, Human Resources and Compensation Committee
March 28, 2023

Compensation Discussion and Analysis

Named Executive Officers

This Compensation Discussion and Analysis discusses the compensation of Centerra’s Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”) and its three other most highly compensated executive officers (collectively, the “Named Executive Officers” or “NEOs”) in 2022:

Paul Wright(1)	Interim President & Chief Executive Officer
Darren Millman	Executive Vice President & Chief Financial Officer
Dennis Kwong	Executive Vice President, Business Development
Yousef Rehman	Executive Vice President & General Counsel
Claudia D’Orazio	Executive Vice President & Chief HR & Technology Officer
Scott Perry(2)	Former President and Chief Executive Officer

(1)	Mr. Wright was appointed Interim President & Chief Executive Officer on September 6, 2022. Mr. Paul Tomory was appointed President & Chief Executive Officer effective May 1, 2023. Mr. Wright will continue to serve as a Board member.

(2)	Mr. Perry left the Company on September 6, 2022.

Compensation Governance

Human Resources and Compensation Committee Composition

The current members of the HRC Committee are Ms. Yurkovich (Chair), Mr. Connor, and Mr. Parrett, each of whom is independent of Centerra. The Board has adopted a formal charter for the HRC Committee, which provides that one of the primary purposes of the HRC Committee is to assist the Board in fulfilling its oversight responsibilities in relation to the selection, retention and compensation of the CEO and senior management. See “Report on Corporate Governance – Committees of the Board of Directors” on page 49 for a detailed description of the HRC Committee charter.

Human Resources and Compensation Committee Expertise

Each of the three HRC Committee members has considerable prior experience in human resources and compensation matters. The specific experience of each HRC Committee member relevant to serving on the HRC Committee is set out below.

Ms. Yurkovich has been on the HRC Committee since her appointment to the Board on May 1, 2018 and became Chair of the HRC Committee on October 1, 2019. She has significant compensation experience having served as a senior executive for more than 20 years, including overseeing compensation and benefits administration in her previous roles as President and CEO of the B.C. Council of Forest Industries, and as an executive at Canfor Corporation and B.C. Hydro.

Mr. Connor spent 38 years practicing public accounting at KPMG, including time spent as the managing partner of the Denver office, where he oversaw compensation matters, including incentive plans for 400 employees. He has also previously served on the compensation committee of Zayo Group Holdings Inc.

Mr. Parrett is the Chair of the Board and previously served as the Chair of the HRC Committee from May 1, 2018 until October 1, 2019. Mr. Parrett has significant experience as a public company director and has previously served on the compensation committees of Stillwater Mining Company, Pengrowth Energy Corporation, where he served as chair of the Compensation Committee, and of Gabriel Resources Limited, where he served as chair of the Board of Directors and as chair of its Compensation Committee.

Human Resources and Compensation Committee’s Role in Setting Executive Compensation

The HRC Committee, with the assistance of outside advisors, as appropriate, is involved in setting and reviewing executive compensation in the following ways:

•	It annually reviews the executive compensation programs of the Company’s comparator group to benchmark Centerra’s executive compensation level and practices, including base salaries, and applicable targets for short-term and long-term incentive awards to executives.

•	It annually reviews the Company’s compensation framework to ensure that it is designed to meet the Company’s compensation philosophy and objectives and encourages executives and other employees to carry out the Company’s objectives within the Company’s risk appetite. Such review includes evaluating the relative weighting of fixed and variable (or “at risk”) compensation, such as performance share units (“PSUs”), restricted share units (“RSUs”), deferred share units (“DSUs”) and options (“Options”) to acquire Shares.

•	It annually reviews and approves (or recommends to the Board for approval, where required) the Company’s targets for its annual incentive plan, taking into consideration Centerra’s corporate objectives and potential risks that the Company may face or that are inherent in the industry and the Company’s overall risk appetite. The review process is carried out with the involvement of other Board committees, including the Technical and Corporate Responsibility Committee. The HRC Committee also annually reviews, with the assistance of other Board committees, the achievement of such targets.

•	It makes recommendations to the Board regarding compensation and objectives for the CEO.

•	It reviews and approves compensation for the executives who report directly to the CEO.

•	It retains discretion to create, modify or reduce incentive awards, including bonuses, PSUs, RSUs, DSUs and Options.

•	It reviews Share ownership requirements and confirms that executives are compliant with such requirements.

•	It reviews, every two years, the board compensation programs of the Company’s comparator group to benchmark Centerra’s board compensation and makes recommendations to the Board as appropriate.

•	It reviews, as applicable, the Company’s Statement of Executive Compensation and similar public disclosure to ensure transparent disclosure to shareholders, with clear explanations of the process and rationale for pay decisions that demonstrate how pay aligns with Company performance.

Managing Compensation-Related Risk

Annually, the HRC Committee reviews the Company’s compensation policies and practices to assess risks associated with them. This review is conducted by independent external advisors who also provide regular updates to the HRC Committee regarding compensation related risks and corporate governance matters affecting compensation practices.

Centerra uses the following practices to discourage or mitigate excessive risk-taking:

•	Incentive awards are based on multiple metrics, including metrics related to health and safety, environment and sustainability, production and cost metrics and growth. Such awards are based on individual and Company objectives ensuring that awards align with the Company’s priorities for the year;

•	Centerra has mandatory minimum Share ownership requirements for executives and directors;

•	Centerra’s incentive programs provide for deferred vesting of Options, PSUs, and RSUs (which, up until the end of 2022 were designated as Employee RSUs and Discretionary RSUs, as further described below), with overlapping vesting periods, so that executives remain exposed to the risks of their decisions and the vesting periods align with risk realization periods;

•	Centerra utilizes an appropriate compensation mix, including fixed and performance-based compensation, with short and longer-term performance conditions and multiple forms of compensation;

•	Up until the end of 2022, executives had the ability to take all or a portion of their annual incentive payments in Employee RSUs with a Company match – further aligning such executive’s interests with those of shareholders

•	Incentive awards are reasonable in relation to salary and payouts are capped to ensure there is no unlimited upside;

•	Centerra has a claw-back policy that requires employees to reimburse short and long-term incentive and other awards received due to the unlikely event of irregularities in financial reporting or employee misconduct. The claw-back policy was modified in 2020 to better align with market practices, including confirming the scope of employees and compensation subject to the policy;

•	Centerra has a written corporate disclosure and insider trading policy that, among other things, prohibits directors and employees of Centerra from hedging the value of any equity-based awards or Shares;

•	The HRC Committee may exercise discretion in assessing components of the annual incentive performance; and

•	The HRC Committee retains independent advisors who provide it with an external perspective on best practices in the market relating to executive compensation matters, compensation governance and risk management.

A full review of compensation-related risk is completed by the independent advisor every two to three years and overseen by the HRC Committee. The last full review and report was completed in in March 2023, reflecting incentive plan design changes incorporated for the 2023 compensation year. The HRC Committee concluded at that time that there were no risks arising from Centerra’s executive compensation programs that are reasonably likely to have a material adverse effect on Centerra.

Human Resources and Compensation Consultant Fees

In 2022, the HRC Committee engaged Southlea Group whose mandate includes advising the HRC Committee on changes to the current long-term incentive plan and creating of a new plan to better align to industry practice and the Company’s current size, providing a report on executive compensation benchmarking, and presenting an analysis for executives’ variable compensation.

From time to time, management may also engage Southlea to provide consulting services. While neither the Board nor the HRC Committee is required by their mandates to pre-approve other services the HRC Committee consultant or advisor (or any of its affiliates) provides to the Company at the request of management, the Company’s practice has been for the Chair of the HRC Committee to pre-approve such engagements to ensure independence and transparency.

Prior to Southlea Group, the HRC Committee engaged WTW (formerly Willis Towers Watson) as its independent advisor since 2013.

The following chart shows the aggregate fees paid to human resources consultants or advisors, or any of their affiliates, for consulting services (excluding purchased surveys) related to determining compensation for any of the Company’s directors and executive officers, for the past two financial years.

	Amounts Paid in 2022		Amounts Paid in 2021
	Executive Compensation		Executive Compensation
Consultant	Related Fees	All Other Fees(1)	Related Fees	All Other Fees(1)
Korn Ferry Hay Group	-	$4,176	-	$2,392
Southlea Group(2)	$133,023	-	-	-
Willis Towers Watson	$73,509	$112,619	$146,900	$157,303
Total	$206,532	$116,795	$146,900	$159,695

(1)	In 2021 and 2022, “All Other Fees” for Korn Ferry Hay Group were related to Black – Scholes valuation pricing. In 2021 and 2022, “All Other Fees” for Willis Towers Watson were related to consulting services to assist with the creation of a global compensation framework for non-executive roles.

(2)	In 2022, “Executive Compensation Related Fees” for Southlea Group are higher than normal due to work commenced on redesigning the LTI Plan for 2023.

Compensation Philosophy and Objectives

Centerra’s executive compensation program is intended to support the Company’s business and financial objectives, and is designed to attract, retain, and motivate executives and align their interests with the short and long-term interests of Centerra’s shareholders by:

•	providing compensation levels competitive with comparator group companies in the mining industry;

•	linking executive compensation to corporate performance and the creation of shareholder value;

•	promoting prudent risk taking in accordance with the Company’s risk appetite;

•	rewarding the achievement of corporate and individual performance objectives; and

•	promoting internal equity and a disciplined qualitative and quantitative assessment of performance.

Benchmarking Compensation

Compensation Comparator Group

In August 2022, Southlea assisted the HRC Committee in conducting an annual review of the group of companies used by the Company as a reference for determining competitive total compensation packages. The comparator group is selected from North American-based, publicly traded, gold and diversified metals and mining companies with whom Centerra competes for executive and other professional talent. Key selection considerations include size, operating complexity and international scope, and organizational structure. Following that review, the Company revised the comparator group to add First Majestic Silver Corp. and Lundin Gold Inc. and to remove Pretium Resources Inc. With those changes, the Company’s current comparator group comprises the following thirteen companies:

Alamos Gold Inc.

B2Gold Corp.

Coeur Mining, Inc.

Eldorado Gold Corporation

Equinox Gold Corp.

First Majestic Silver Corp.

IAMGOLD Corporation

Lundin Gold Inc.

Lundin Mining Corporation

New Gold Inc.

Pan American Silver Corp.

SSR Mining Inc.

Yamana Gold Inc.

Components of Executive Compensation

Centerra’s compensation program is designed to provide its executive officers with total compensation targeted at the 50th percentile of its comparator group of companies when Company and individual performance objectives are achieved, with the opportunity for additional compensation when performance exceeds predetermined targets.

Centerra’s executive compensation program is comprised of four components:

•	base salary;

•	annual cash incentive plan compensation;

•	mid-term and long-term incentive plan compensation made up of Share-based awards and Options; and

•	employee benefits and executive perquisites, including a Supplementary Executive Retirement Plan (“SERP”) in the form of a Retirement Compensation Arrangement (“RCA”) Trust.

The HRC Committee annually reviews the various elements of compensation to ensure alignment with the goals of Centerra and each executive officer, as well as Centerra’s compensation objectives and philosophy. While the precise proportions of executive compensation will vary from year to year, the HRC Committee and the Board’s compensation philosophy is that most compensation paid to executives should be “at-risk” (annual cash incentive bonus, PSUs, Options, and RSUs where appropriate) to more closely align those executives’ actions and decisions with the interests of the Company’s shareholders. In 2022, 70% (on average) of the NEOs’ (other than Scott Perry and Paul Wright) total target compensation was received in “at risk” compensation.

Base Salary

Base salary is the principal fixed component of pay and is intended to compensate executive officers for fulfilling their duties, to reflect such executive officer’s responsibilities, tenure and prior experience and assist in the attraction and retention of key executives. Base salaries are the principal basis for establishing the targets for the annual, mid-term and long-term incentive plan awards discussed below.

Executive	2022 Base Salary ($)	2021 Base Salary ($)	Percentage Change
Paul Wright(1)	-	-	n/a
Darren Millman	514,800	514,800	0%
Dennis Kwong	470,000	470,000	0%
Yousef Rehman	445,000	445,000	0%
Claudia D’Orazio	430,000	375,000	14.7%
Scott Perry	875,000	875,000	0%

(1)	Mr. Wright did not receive a base salary for his position as Interim President & Chief Executive Officer. He receives a flat monthly management fee of $150,000 CAD in addition to his continuing Director Fees.

Any salary changes for the other NEOs, all of whom report directly to the CEO, are recommended by the CEO to the HRC Committee who makes the final determination of any salary increase. For 2022, none of the NEOs salaries changed except for Ms. D’Orazio’s.

Short-Term Incentives — Annual Cash Bonus Incentives (Non-Equity)

Centerra’s annual cash bonus incentive plan is a short-term incentive plan designed to provide annual cash bonuses based upon the achievement of corporate and individual targets/objectives in the year. Awards are based on the Company’s results achieved during the year and the achievement of predetermined individual targets/objectives. The compensation decisions for NEOs are made using a comprehensive evaluation process that involves the CEO, the HRC Committee and other Board committees (as appropriate) and the Chair of the Board.

Up to the end of 2022, NEOs and other eligible employees could elect to take all or a portion of their annual cash bonus incentive in the form of employee restricted share units (“Employee RSUs”) which acts as a mid-term incentive plan. This feature further aligned executive compensation with sustainable performance as NEOs exchanged annual cash bonus for equity which vested over time with the ultimate value reflecting shareholders’ perceptions of performance over that period. In 2023, the deferral feature was discontinued as part of the design changes to the long-term incentive plan. For further information relating to Employee RSUs, see “Employee Restricted Share Units (in lieu of Annual Cash Bonus)” starting on page 31.

The 2022 target cash bonus incentive percentages for the NEOs are set out below:

Executive	2022 Base Salary ($)	Target (% of Base Salary)	Target Amount ($)
Paul Wright(1)	-	n/a	-
Darren Millman	514,800	80	411,840
Dennis Kwong	470,000	65	305,500
Yousef Rehman	445,000	65	289,250
Claudia D’Orazio	430,000	65	279,500
Scott Perry	875,000	125	1,093,750

(1)	As Interim President & Chief Executive Officer, Mr. Wright did not participate in the Company’s annual cash bonus incentive program.

The annual cash bonus incentive target percentages are subject to multipliers based on corporate and individual performance during the year and, as such, actual awards may be above or below such targets. Both the corporate and individual performance components of the annual cash bonus incentive measures may range from 0% (if the threshold performance level is not achieved) to 150% (if the stretch performance level is exceeded). However, the maximum aggregate multiplier that can be applied to the annual cash bonus incentive target is capped at two times target, resulting in maximum annual cash bonus incentives of two times a NEO’s target bonus. If a NEO is promoted during the year and the bonus target changes, the bonus target is pro-rated for the purpose of determining the NEO’s annual cash bonus incentive payment at year end.

The formula set out below is used to determine actual cash bonus awards for participants, including the NEOs. Other than base salary, which is discussed above, each element of this formula is discussed below.

	Target Cash		Corporate Performance		Individual Performance		Actual
Base Salary X	Bonus	X	Multiplier	X	Multiplier	=	Cash Bonus
	(% of Base Salary, varies by NEO)		(0.0-1.5)		(0.0-1.5)		(0.0-2.0)

2022 Corporate Performance

At the beginning of each year, the Board and management agree on financial, operational and strategic objectives for the year which are based upon a number of factors, including Centerra’s annual and long-term business strategy and its overall risk appetite. At the conclusion of each year, the HRC Committee assesses actual performance against these objectives. Centerra’s 2022 corporate performance measure was based upon the following performance categories for cash bonus incentive plan purposes:

•	environmental, social and governance (health, safety and sustainability performance) (25%);

•	operating and financial performance (55%); and

•	growth and value creation (20%).

If Centerra meets each of the targeted performance measures, the corporate performance multiplier is 1.0. If the maximum performance is achieved or exceeded for each of the corporate performance measures, the corporate performance multiplier is 1.5. If the minimum performance is not achieved for a particular corporate performance measure, no amount is payable for that measure.

The operating challenges at the Öksüt Mine made the evaluation of 2022 corporate operating and financial performance metrics difficult. The discovery of mercury in the gold room of the ADR plant at the Öksüt Mine was a result of decisions made at the time of mine site construction by the operational team at the time, and not the current team. To fairly recognize the overall performance of the Company in 2022, the HRC Committee approved re-calibrating the performance ranges for the gold production, all-in sustaining cost per ounce sold and operating cash flow measures within the corporate scorecard to reflect the performance of the Öksüt Mine up to the date of ADR plant shutdown in March 2022. With no other changes to the original scorecard, performance results for 2022 calculated a corporate score of 89.6%.

In making this determination, the HRC Committee considered many factors, including the Company’s share price performance in 2022 had a significant effect on employees’ existing incentive awards including nil payouts for portions of the PSUs granted in 2020 and 2021 (PSUs are granted at a target of 80%-90% of NEO base salary). This was a disappointing result for executives and participants, but the vesting score aligned with share price depreciation during the performance periods and the experience of investors. The HRC Committee also considered two significant items not formally part of the corporate scorecard: (i) the transaction completed in July 2022 with the Kyrgyz Republic and Kyrgyzaltyn to sell the Company’s indirect interest in the Kumtor Mine to Kyrgyzaltyn, thereby ending protracted and expensive litigation on multiple fronts, returning approximately 26% of Centerra’s common shares held by Kyrgyzaltyn to its treasury and allowing the Company to move forward with its strategic plan; and (ii) the acquisition of the Goldfield Project, a project in a Tier 1 mining jurisdiction, with a large, under-explored land position that increases Centerra’s exposure in North America with an asset that can act as a foothold for further opportunities in the United States.

A summary of the 2022 results as well as a discussion of 2022 corporate performance is set out below.

Environmental, Social and Governance:

•	On the safety front, the Company realized several significant safety milestones. However, Centerra achieved a total reportable injury frequency rate (TRIFR) of 0.81, higher than targeted performance levels of 0.74. resulting in a score slightly lower than target.

•	For the second year in a row, Centerra operated throughout the year without a material environmental incident at any of our operations resulting in a maximum score in 2022.

•	Centerra’s year three requirements for the World Gold Council Responsible Gold Mining Principles (“RGMP”) implementation were achieved with a full rollout of the World Gold Council RGMPs resulting in target score.

•	Significant progress was also made in the Company’s Diversity, Equity & Inclusion (“DE&I”) journey with the completion of global and regional strategies that include multi-year specific initiatives to advance DE&I. The Company executed on several initiatives including the creation of key performance indicators to monitor progress and employee sentiment on DE&I; the incorporation of psychological safety in Centerra’s Work Safe Home Safe program addressing respectful workplace, inclusion and unconscious bias; the creation of site toolbox talks on DE&I topics; and continued DE&I education and awareness campaigns. The Company was awarded maximum score for this metric.

Operating and Financial Performance:

•	Full year 2022 gold production of 243,868 ounces was higher than the minimum performance threshold of 233,153 ounces but less than target performance of 259,059 ounces. Mount Milligan produced 189,177 ounces of gold and Öksüt produced 54,691 ounces of gold. This resulted in a score slightly lower than target.

•	Full year 2022 copper production of 73.9 million pounds, was lower than target of 76.8 million pounds but slightly above the threshold target of 73.0 million pounds resulting in a score lower than target.

•	Adjusted all-in sustaining costs on a by-product basis per ounce sold of US$715, was slightly lower than target of US$724 resulting in a score higher than target.

•	Operating cash flow of US$131 million was below the target of US$157 million but higher than the threshold of US$126 million resulting in a score slightly lower than target.

Growth and Value Creation:

•	A strategic review of the Langeloth Facility was completed in the first quarter of 2022 leading to a shutdown of leaching circuits at Thompson Creek Mine. This reduced working capital from over 4.6Mlbs Mo to 2.8Mlbs at the end of the year, resulting in a reduction of working capital requirements. The minimum threshold score was awarded for this achievement.

•	The Company issued a new Mount Milligan Technical report in the second half of 2022 and a new Life of Mine plan extending the mine life by four years. The timeline for achievement of this target was not met (first half of 2022) and hence the HRC Committee awarded the Company minimum threshold payout score for this objective.

•	The objective to increase organic gold equivalent ounces resource growth was not met in 2022 and hence a zero score was awarded for this metric.

2022 Corporate Objectives – Results

Metrics	Weight	80% - Threshold Payout	100% - Target Payout	150% - Maximum Payout	2022 Final Results - three metrics adjusted for ADR shutdown	Final Weighted Score
1. Environmental Social Governance	25.0%
Safety: Total Reportable Injury Frequency Rate (TRIFR) [1]	10.00%	0.92	0.74	0.49	0.81	9.2%
Environment: Incidents By Risk Ranking:
Level III		1	1	0	0
Level IV	5.00%	1	0	0	0	7.5%
Level V		0	0	0	0
World Gold Council Responsible Mining Principles Implementation	5.00%	Full rollout of the World Gold Council Responsible Gold Mining Principles at operating sites	Full rollout of the World Gold Council Responsible Gold Mining Principles at operating sites, and receipt of independent assurance at operatings sites in respect of 2022	Full roll out of World Gold Council Principles, including climate change strategy, and receipt of independent assurance at operating sites in respect of 2022	Met target - full rollout of WGC RGMPs at operating sites and received independent assurance in respect of 2022	5.0%
Diversity & Inclusion	5.00%	Creation of a Global DE&I strategy and aligned Regional DE&I strategies (leveraging CCDI recommendations) + execution of zero global initiatives [3]	Creation of a Global DE&I strategy and aligned Regional DE&I strategies (leveraging CCDI recommendations) + execution of one global initiative [3]	Creation of a Global DE&I strategy and aligned Regional DE&I strategies (leveraging CCDI recommendations) + execution of two global initiatives [3]	Achieved Max - Global strategy with action plans created as well as aligned regional initiatives - executed on 2 global initiatives by year end recommended by CCDI - 1) DE&I net promoter score measures quarterly employee sentiment/satisfaction on Centerra’s progress with feedback 2) STOP conversations in safety expanded to reflect instances of bias, bullying, disrespect - 25 min segment added to the WSHS program + Tool Box Talk for sites. These are contiuing into 2023.	7.5%
2. Operating & Financial Performance	55%
Gold Production	20.00%	233,153	259,059	272,012	243,868	17.7%
Copper Production (000’s pounds)	10.00%	73,014	76,857	80,700	73,864	8.4%
All-In Sustaining Cost Per Ounce Sold (US$/oz) - By-Product @ Cu $4.00/lb	5.00%	775	724	690	715	5.7%
Operating Cash Flow (US$MM’s) - Gold Price of $1,700/oz & Copper Price of $4.00/pound [2]	20.00%	126	157	165	131	16.7%
3. Growth & Value Creation	20%
Molybdenum Business Unit - Strategic Evaluation (Divestment)	5.00%	Complete strategic review of LMC; based on outcome of review - restructure LMC and release working capital to MBU	Strategic review of LMC, plus transaction to divest business unit without retention of ARO [this would imply CG to inject cash to back ARO]	Strategic review of LMC, plus transaction to divest business unit at value less than ARO (cost)	Min Target Achieved: Strategic review of LMC completed in Q1 2022 leading to shutdown of leaching circuits at TCM to treat high Cu content feed (now processed directly at LMC), reducing working capital from over 4.6Mlbs Mo to 2.8Mlbs Mo at the end of Q4.	4.0%
Complete new life-of-mine studies for MTM and Oksut	10.00%	Studies completed and approved by the Board in H1- 2022	Studies completed and approved by the Board in H1-2022 with mine lives (reserve) increased	Target level plus the completion of a Mount Milligan mill optimization scoping/prefeasibility study (review of optimal throughput capacity and recovery improvement opportunities) by the end of 2022	Did not meet min target but requesting Min Target Achieved: New technical report was completed in H2 2022 (delayed due to various reasons; QP leaving company and appointment of new COO). However, new LOM plan extended MTM mine life by 4 years and the stage floatation reactor project was successfully implemented with improved gold and copper recoveries.	8.0%
Organic Gold Equivalent Ounces Resource Growth (Inferred or Better)	5.00%	150,000	250,000	350,000	Did not achieve minimum 150,000 target	0.0%
Total:	100.0%					89.6%

Notes:

1.	TRIFR will be “penalized” (i.e. the frequency rate number will actually increase as opposed to it reducing) by the Severity Rate of the injuries. A Fatality will reduce score to Zero for Safety.

2.	Operating cash flow excludes working capital movements

3.	Scoring based on DE&I updates at 2022 HRCC meetings and assessment of HRCC Committee

2022 Individual Performance

Annually, all executives, including the CEO, establish individual performance objectives for the ensuing year. These objectives are generally outside the scope of routine work responsibilities and are designed to reflect Centerra’s strategic objectives and overall risk appetite. For the CEO, these objectives are reviewed by the HRC Committee and approved by the Board.

The CEO’s individual performance for the purpose of the annual incentive plan cash bonus is based upon performance against the predetermined set of objectives. This performance rating is based upon input from the Chair of the Board, the Chair of the HRC Committee, members of the HRC Committee and Chairs of other committees, as appropriate. This rating and the resultant incentive compensation amount are recommended by the HRC Committee to the Board for approval. Mr. Wright did not participate in the annual incentive plan.

Annually, the CEO provides the Chair of the HRC Committee with individual performance assessments for each of the executives who directly report to him or her, including the other NEOs. The HRC Committee reviews the recommendations and approves the individual performance scores, with such changes as it considers necessary, for such direct reports of the CEO, taking into account the various factors noted below. Specifically, in assessing individual performance in the context of making executive compensation recommendations, the HRC Committee considers each executive officer’s:

•	contributions to Centerra’s overall performance;

•	individual performance relative to pre-established goals;

•	long-term performance and potential for future advancement or ability to assume roles of greater responsibility; and

•	position against compensation paid to executives in similar roles in our peer group.

In assessing each individual NEO’s performance, the HRC Committee and the Board considered the individual achievements of each NEO as compared to their individual objectives.

Mr. Millman’s individual performance in 2022 was evaluated based on, among other things, completing the successful implementation of the Company’s new financial reporting system, successfully completing the Company’s first SOX compliant year with no significant deficiencies, enhancing the reach of the Company’s investor relations activities, and delivering a strategic review of the Langeloth Facility which led to a shutdown of leaching circuits at Thompson Creek Mine and reduced inventory levels at the Langeloth facility.

Mr. Kwong’s individual performance in 2022 was evaluated based on, among other things, reviewing and advising on acquisition/divestment opportunities including the completion of the Goldfield acquisition, continued development of a pipeline of new greenfield exploration projects as well as advancing brownfield exploration programs to incrementally increase the Company’s mineral reserves and resources, and assistance in the strategic review of the Langeloth Facility resulting in reduced inventory levels.

Mr. Rehman’s individual performance in 2022 was evaluated based on, among other things, completing the successful resolution of the Kumtor dispute, providing legal support on business development initiatives, including the acquisition of the Goldfield Project, successful completion of an amended environmental assessment certificate for Mount Milligan, and the successful rollout of the World Gold Council RGMPs requirements.

Ms. D’Orazio’s individual performance in 2022 was evaluated based on, among other things, completing the successful implementation of a Human Resources system, completing global talent reviews resulting in succession plans for key roles, and leading the DE&I strategy for the organization executing on various initiatives resulting in increased education and awareness across the Company.

Overall, each NEO achieved and/or exceeded performance against their individual goals.

Overall Results of Annual Cash Bonus Incentive Awards

A summary of the 2022 annual cash bonus incentive awards for each NEO is set out in the table below:

Executive	Target (% of Base Salary)	Target Amount ($)	Corporate Performance Multiplier (%)	Actual Individual Performance Multiplier (%)	Actual Incentive Amount ($)	Actual Incentive (% of Base Salary)
Paul Wright(1)	-	-	n/a	n/a	-	n/a
Darren Millman	80%	411,840	89.6%	115%	424,360	82%
Dennis Kwong	65%	305,500	89.6%	103%	281,940	60%
Yousef Rehman	65%	289,250	89.6%	137%	355,060	80%
Claudia D’Orazio	65%	279,500	89.6%	109%	272,971	63%
Scott Perry(2)	125%	1,093,750	100%	100%	865,385	99%

(1)	As noted above, Mr. Wright is not eligible to participate in the Company’s annual cash bonus program.

(2)	In accordance with contractual terms, Mr. Perry’s actual incentive amount was paid upon his departure from the Company, using a corporate performance multiplier and individual performance multiplier of 100%. The actual incentive amount paid was pro-rated based on his departure date of September 6, 2022.

Mid-term and Long-term Incentives

On the recommendation of the HRC Committee, on February 23, 2023, the Board approved the adoption by Centerra of the LTI Plan subject to, and effective upon, approval by Shareholders at the Meeting. The complete text of the LTI Plan is set out in Appendix B to this Circular and a summary of the material terms is provided above.

The LTI Plan will effectively replace Centerra’s existing Legacy Plans. If the LTI Plan is approved at the Meeting, awards granted under the Legacy Plans will remain outstanding and governed by the respective terms of such plans, but no new awards will be granted under any of the Legacy Plans. If the LTI Plan is not approved by Shareholders at the Meeting, the Legacy Plans will remain in place and Options, RSUs, PSUs and DSUs may continue to be granted under the Legacy Plans, subject to their terms.

In 2022, Centerra’s mid-term and long-term incentive programs consist of grants of PSUs awarded under its Performance Share Unit Plan (“PSU Plan”) and Options awarded under its Share Option and Share Appreciation Rights Plan (“Option Plan”). The PSU Plan and the Option Plan are administered by the HRC Committee. Under the Legacy Plans in 2022, PSUs are awarded by the HRC Committee, and Options are awarded by the Board upon the recommendation of the HRC Committee. Prior grants are not considered when considering new grants of PSUs and Options under the Legacy Plans in 2022. The HRC Committee and the Board target the grant of mid-term and long-term incentives as a percentage of the participant’s base salary, with the percentage reflecting the level of responsibility of the participant and other factors. The form of the incentive award (whether PSUs, Options or other awards) for each executive is at the discretion of the Board, although the Company’s historical practice has been to divide the award value equally between PSUs and Options. All references to PSUs, Options and RSUs in this Circular should, unless otherwise indicated, be read as references to PSUs, Options and RSUs granted under the applicable Legacy Plan.

Performance Share Units

Centerra’s PSU Plan is a mid-term incentive plan that permits Centerra to grant PSUs to its employees and executive officers. The purpose of the PSU Plan is to align the interests of plan participants with Centerra’s performance in increasing shareholder value over the medium term, especially in comparison with other gold companies included in the S&P/TSX Global Gold CAD$ Index as measured through its Total Return Index Value (the “TRIV”). The PSU Plan provides a staggered vesting schedule over three years whereby 50% of the PSUs vest on December 31 of the year following the grant year (end of year 2), and the remaining 50% of the PSUs vest on December 31 of the subsequent year (end of year 3). At the time of vesting, the number of PSUs will be adjusted according to the Share price performance relative to the TRIV in accordance with the table below and calculated on a linear basis between the points in the table.

Centerra Performance Relative to TRIV	PSU Vesting Adjustment
Greater than 1.5	200%
Between 1.0 and 1.5	Linear calculation
1.0	100%
Between 1.0 and 0.75	Linear calculation
Below 0.75	0%

PSUs are automatically redeemed at the time of vesting for the cash equivalent of a Share based upon its fair market value (as defined in the PSU Plan) immediately prior to vesting of the PSUs or, at Centerra’s election, a Share purchased on the open market. PSUs cannot be redeemed by a participant unless they have vested in accordance with their terms. If dividends are paid on the Shares, additional PSUs are credited to participants’ accounts. The number of additional PSUs credited to participants’ accounts in accordance with the PSU Plan is determined by dividing the dollar amount of the dividends payable in respect of the PSUs allocated to the participant’s account by the fair market value of a Share calculated as of the dividend payment date. If the LTI Plan is approved, it is intended that the PSU Plan will be terminated by the HRC Committee upon there being no more PSUs outstanding thereunder.

Target percentages of PSUs issued to NEOs in 2022 are set out in the table below.

Executive	2022 PSU Target(1) (% of Base Salary)
Paul Wright(2)	n/a
Darren Millman	90%
Dennis Kwong	80%
Yousef Rehman	80%
Claudia D’Orazio	80%
Scott Perry	125%

(1)	The number of PSUs awarded is determined by dividing the target value of the grant by the five-day VWAP as of the grant date.

(2)	As Interim President & Chief Executive Officer, Mr. Wright was not awarded PSUs.

Share Options

The purpose of Centerra’s Option Plan is to link employee performance with successful, sustained long-term Company performance that increases shareholder value. The Option Plan is also designed to assist in the retention of key employees. The HRC Committee designates the recipients of Options under the Option Plan and the terms and conditions of each grant and grants are approved by the Board. Options are granted at prices no lower than the VWAP, in Canadian dollars, of Centerra’s Shares on the Toronto Stock Exchange (the “TSX”) for the five trading days prior to the date of the grant. The number of Options awarded is based upon a target percentage of a participant’s base salary and the Black-Scholes value of an Option. The target percentage varies depending upon the participants’ level of responsibility. The amount and terms of outstanding PSUs, Options and share appreciation rights, if any, are not taken into account when determining whether and how many new Option grants will be made.

Options granted under the Option Plan are non-transferable, other than by will or the laws of descent and distribution. Options granted under the Option Plan must be exercised no later than eight years after the date of the grant. Options granted under the Option Plan vest as to one-third on each of the first, second and third anniversaries of the grant. The Option Plan provides for the term of Options that would otherwise expire during a blackout period to be automatically extended to 10 business days following the end of a blackout period. Unless the LTI Plan is approved at the Meeting, all Shares under Options that expire or are forfeited unexercised are available for future issuances under the Option Plan.

A maximum of 18,000,000 Shares have been made available for issuance upon exercise of Options granted under the Option Plan, representing 6.79% of Centerra’s weighted average number of Shares outstanding for 2022 (subject to the resolution to be considered by Shareholders described under the section titled “Approval of the LTI Plan”, above). Under no circumstances may the Option Plan, together with all of Centerra’s other Share compensation arrangements, result in: (i) the number of securities issuable to insiders, at any time, exceeding 10% of the outstanding issue of Shares; (ii) the number of securities issued to insiders within any one-year period exceeding 5% of the outstanding issue of Shares; or (iii) the number of securities issued or issuable to any one person exceeding 5% of the outstanding issue of Shares.

The HRC Committee may amend, suspend or terminate the Option Plan at any time, provided that no amendment, suspension or termination may materially adversely affect any Options or rights granted to a participant under the Option Plan without the participant’s consent. In addition, the following amendments to the Option Plan, or to Options granted thereunder, require shareholder approval: (i) amendments to the number of Shares issuable under the Option Plan, including an increase to a fixed maximum number of Shares or a change from a fixed maximum number of Shares to a fixed maximum percentage; (ii) amendments that increase the length of the period after a blackout period during which Options or any rights pursuant thereto may be exercised; (iii) amendments that would reduce the exercise price of an Option or that would result in the exercise price for any Option being lower than the fair market value of a Share at the time the Option is granted, except a reduction in connection with any stock dividend, stock split, combination or exchange of Shares, merger, consolidation, spin-off or other distribution, or other change in the capital of Centerra affecting Shares; (iv) any amendment expanding the categories of eligible person which would have the potential of broadening or increasing insider participation; (v) amendments to termination provisions providing an extension beyond the original expiry date, or a date beyond a permitted automatic extension in the case of an Option expiring during a blackout period; (vi) the addition of any other provision which results in participants receiving Shares while no cash consideration is received by Centerra; and (vii) amendments required to be approved by shareholders under applicable law (including, without limitation, the rules, regulations and policies of the TSX).

If a participant in the Option Plan dies, Options which have vested will be exercisable for a period of one year by the participant’s legal representatives. Options not vested will expire. Options granted under the Option Plan may not be transferred or assigned other than by will or the laws of descent and distribution. Under the Option Plan, if a participant retires or becomes disabled, unvested Options will continue to vest and vested Options will continue to be exercisable in both cases for a period of three years from the date of retirement or disability, and all Options which are not exercised expire. If a participant ceases to be eligible under the Option Plan for any other reason, except due to a change in control of Centerra, each Option held by the participant which is unvested will be cancelled immediately and each Option that is vested as at the date the participant ceases to be eligible under the Option Plan may be exercised during the period commencing on such date the participant ceases to be eligible and ending 90 days thereafter, after which time all unexercised Options held by the participant will expire. In the event of a change of control, all Options will vest immediately, and the participant may exercise his or her Options for a period of 90 days (or such longer period set out in any employment contract) after the change of control following which unexercised Options will expire. If the LTI Plan is approved, it is intended that the Option Plan will be terminated by the HRC Committee upon there being no more Options outstanding thereunder.

Target percentages for Options issued to NEOs in 2022 are set out in the table below.

Executive	2022 Option Target(1) (% of Base Salary)
Paul Wright(2)	n/a
Darren Millman	90%
Dennis Kwong	80%
Yousef Rehman	80%
Claudia D’Orazio	80%
Scott Perry	125%

(1)	The corresponding number of Options is determined by dividing the target value of the option grant by the product of the VWAP, in Canadian dollars, of Centerra’s Shares on the TSX for the five trading days immediately preceding the date of the grant and the Black-Scholes option value which an independent compensation consulting firm prepares for Centerra prior to each grant.

(2)	As Interim President & Chief Executive Officer, Mr. Wright was not granted Options.

Amended and Restated Restricted Share Unit Plan - Employee RSUs

Employee RSUs (in lieu of Annual Cash Bonus)

Until the end of 2022, under the Amended and Restated Restricted Share Unit Plan (“RSU Plan”), eligible employees, including all members of senior management may decide to take all or a portion of their annual cash bonus incentive in the form of Employee RSUs.

The number of Employee RSUs to be granted to each individual under the RSU Plan shall be determined by dividing (a) the value of the cash bonus incentive being taken as RSUs by (b) the market value (the VWAP of Centerra’s Shares on the TSX for the five trading days immediately prior to the grant date) of a Share as at the award date, rounded to the nearest whole of an Employee RSU. Under the RSU Plan, if a dividend is paid on the Shares, each participant will be allocated additional Employee RSUs equal in value to any dividend paid on the Shares multiplied by the number of Employee RSUs held by the participant, divided by the market value of the Shares on the date that the dividend is paid.

In accordance with the Company’s RSU Plan, for every two Employee RSUs granted to an eligible employee in lieu of a bonus-incentive, the Company will grant an additional Employee RSU to such eligible employee.

All Employee RSUs granted to eligible employees under the RSU Plan are subject to a two-year vesting period; 50% of the Employee RSUs granted vest upon the first anniversary of the grant date, and the remaining 50% vest on the second anniversary of grant date. Given the two-year vesting period, these Employee RSUs serve as a retention incentive for such executives and as an additional method of aligning executive compensation with the interests of shareholders. Under the RSU Plan, upon redemption of an Employee RSU, Centerra shall issue from treasury one Share for each whole vested RSU being redeemed.

If an eligible employee’s employment with the Company or any of its subsidiaries ceases as a result of death, disability, retirement, termination without just cause or circumstances constituting constructive dismissal, all Employee RSUs held by such participant under the RSU Plan shall vest immediately and can be redeemed by the eligible employee within one year from the termination date. If an eligible employee resigns from the Company or one of its subsidiaries or is terminated for just cause, all unvested Employee RSUs held by such participant under the RSU Plan shall automatically be terminated and vested Employee RSUs held by such participant may be redeemed within one year from such resignation or termination.

For further information regarding the number of Shares reserved for issuance under the RSU Plan and the administration of the RSU Plan, see “Director Compensation – Amended and Restated Restricted Share Unit Plan – Director RSUs” on page 43. Due to trading blackouts that were in place in 2022, none of the Executives were able to elect to take RSUs in lieu of their annual incentive payments.

Discretionary Restricted Share Units

The RSU Plan also permits discretionary grants of RSUs (Discretionary RSUs) to directors, executive officers and eligible employees on such terms and conditions as the Board may determine, provided that: (i) the aggregate annual value of any Discretionary RSUs granted to any non-employee director of the Company or any of its subsidiaries shall not exceed $150,000, and (ii) the number of Shares that may be issued pursuant to Discretionary RSUs granted to non-employee directors of the Company or any of its subsidiaries may not exceed 1% of the outstanding Shares.

The number of Discretionary RSUs to be granted to each individual shall be determined by dividing (a) the amount of the remuneration to be credited in RSUs on the award date by (b) the fair market value (the VWAP of Centerra’s Shares on the TSX for the five trading days immediately prior to the grant date) of a Share as at the award date, rounded to the nearest whole of a Discretionary RSU. If a dividend is paid on the Shares, each participant will be allocated additional Discretionary RSUs equal in value to any dividend paid on the Shares multiplied by the number of Discretionary RSUs held by the participant, divided by the market value of the Shares. Other terms and conditions of the Discretionary RSUs, including a vesting schedule and redemption conditions, are to be determined by the Board.

For further information regarding the number of Shares reserved for issuance under the RSU Plan and the administration of the RSU Plan, see “Director Compensation – Amended and Restated Restricted Share Unit Plan – Director RSUs” on page 43.

Employee Share Purchase Plan

In 2017, Centerra established the ESPP in which eligible employees, including NEOs, are entitled to participate by making contributions of up to 10% of their base salaries. The ESPP is intended to motivate eligible employees to acquire Shares in a convenient manner, to encourage employee Share ownership and to align employees’ interests with the interests of the shareholders. Unless otherwise determined by the HRC Committee, participation in the ESPP is open to full-time and permanent part-time employees (who have completed three continuous months of employment) of the Company and any of its subsidiaries. Participation in the ESPP is voluntary.

To participate in the ESPP, an eligible employee authorizes payroll deductions in an amount between 1% and 10% of his or her eligible compensation to be contributed to the ESPP, provided that a participant may not purchase more than 15,000 Shares pursuant to the ESPP in any calendar year. Such contributions will be used to purchase Shares at the end of each quarterly contribution period.

Centerra contributes to a participant’s ESPP account an amount equal to 25% of such participant’s payroll contributions during a contribution period. On the last trading day of each contribution period, the participant’s contributions and the related employer contributions to the ESPP are used to purchase the maximum number of whole Shares that can be purchased either by way of market purchase or issuance from treasury. Where such purchases are satisfied by the Company through the issuance of Shares from treasury, the number of Shares will be determined by dividing the participant’s contribution plus the employer contribution by the five-day VWAP of the Shares on the TSX on the award date. No fractional Shares may be awarded. Cash dividends, if any, paid with respect to Shares held in the ESPP accounts will be automatically reinvested in Shares. To date, all Shares issued to participants under the ESPP have been issued from treasury.

The total number of Shares available for issuance under the ESPP is 5,000,000. Shares purchased under the ESPP may be issued from treasury or acquired on the open market. Under no circumstances may the ESPP, together with all of Centerra’s other security-based compensation arrangements, result in (a) the number of Shares issuable pursuant to the ESPP and/or other units or stock options to any one person exceeding 5% of the outstanding Shares; or (b) the number of Shares (i) issuable to insiders at any time or (ii) issued to insiders within any one-year period, exceeding 10% of the outstanding Shares.

Upon termination of employment for any reason, a participant is no longer an eligible employee under the ESPP and will be withdrawn from the ESPP. Upon withdrawal from the ESPP, all payroll deductions from the ESPP that have not been used to purchase Shares will be returned to the participant or his or her executor, administrator or designated beneficiary.

The ESPP is administered by the HRC Committee, subject to the HRC Committee reporting to the Board on all matters requiring approval of the Board. The HRC Committee has the authority, in the case of specified capital reorganizations affecting the Company, to determine appropriate equitable adjustments, if any, to be made under the ESPP, including adjustments to the number of Shares which have been authorized for issuance under the ESPP. The HRC Committee may make amendments to the ESPP without shareholder approval, except for the following amendments: (i) increasing the number of Shares reserved for issuance under the ESPP; (ii) removing or exceeding the insider participation limits; (iii) extending eligibility to participate in the ESPP to non-employees; (iv) reducing the purchase price payable for Shares under the ESPP; (v) increasing the employer contributions permitted under the ESPP; (vi) changing the amendment provisions of the ESPP; or (vii) other amendments that require shareholder approval under applicable law or stock exchange rules.

Other Benefits and Perquisites

Centerra provides competitive employee benefits and executive perquisites to aid in the attraction and retention of key executives. Centerra’s group benefits package includes life, health, dental, disability and accidental death and dismemberment coverage. Centerra’s NEOs are eligible for the same group benefits package as non-executive employees, except that NEOs participate in the SERP instead of the employee group retirement savings plan. The Company’s annual contributions to the SERP are twelve percent (12%) of eligible earnings, where eligible earnings are defined as the prior year’s base salary plus annual incentive, capped at the target incentive amount. Executives also receive a quarterly perquisite allowance ($10,000 for the CEO and $8,750 for all other NEOs) as well as an annual medical exam, paid for by Centerra. As Interim President & CEO, Paul Wright is not eligible for any benefits or perquisites.

Executive Share Ownership

The Board believes that executive officers, including the NEOs, should hold a significant ownership interest in Centerra in order to align their interests with those of Centerra’s shareholders, focus executives on improving total shareholder returns over time and mitigate compensation related risks. As a result, the Board has adopted a Share ownership policy setting forth Share ownership expectations applicable to executive officers.

The CEO is required to attain a level of Share ownership equivalent to 3 times basic annual salary. All other executive officers are required to attain a level of Share ownership equivalent to 1.5 times basic annual salary. Executive officers must fulfill their Share ownership requirement within five years of becoming subject to the executive Share ownership policy. A minimum of one-third of the required level of Share ownership must be met through the ownership of Shares. The balance of the required level of Share ownership can be achieved through PSUs held pursuant to Centerra’s PSU Plan, Employee RSUs or Discretionary RSUs held pursuant to Centerra’s RSU Plan, and any other equity plan as determined by the HRC Committee (currently, there are no additionally identified plans). Options are not included in the calculation of an executive’s Share ownership.

When calculating the value of executive Share ownership, Shares are valued at the higher of cost at acquisition (the “Acquisition Value” for Shares) and current fair market value (the “Market Value” of Shares), PSUs are valued based on the intended value at the time of grant, and Employee RSUs granted under the RSU Plan are valued based on the value of the annual incentive plan (bonus) directed by the executive to purchase RSUs plus the value of additional Employee RSUs issued by the Company as a Company match under the RSU Plan.

The table below sets out a summary of each NEO’s most recent Share ownership requirements and their most recent shareholdings as of March 24, 2023. All NEOs were, as of March 24, 2023, in compliance with their Share ownership requirements.

Executive(6)	Salary(1)	Target(1)	Type of Value(3)(4)	Common Shares(2) ($)	PSUs ($)	RSUs ($)	Total Value of Holdings ($)	Current Holdings as a Multiple of Base Salary(5)
Darren Millman	514,800	772,200	Acquisition Value	293,879	1,095,767	1,889,262	3,278,908	6.4
			Market Value	278,856	1,095,767	1,897,119	3,271,742
Dennis Kwong	470,000	705,000	Acquisition Value	462,672	951,689	1,165,045	2,579,406	5.6
			Market Value	510,391	951,689	1,186,618	2,648,698
Yousef Rehman	445,000	667,500	Acquisition Value	302,860	901,076	1,261,778	2,465,714	5.6
			Market Value	287,686	901,076	1,275,765	2,464,527
Claudia D’Orazio	430,000	645,000	Acquisition Value	88,166	849,315	1,180,606	2,118,087	4.9
			Market Value	72,507	849,315	1,077,754	1,999,576

(1)	The target level in this table is based on each NEO’s 2023 salary.

(2)	Pursuant to the requirements for executive Share ownership, a minimum of one-third of the Share ownership level must be met through the ownership of Shares. The relevant dollar figure that must be met through the ownership of Shares based on 2023 base salary is as follows: Mr. Millman $257,400; Mr. Kwong $235,000; Mr. Rehman $222,500; and Ms. D’Orazio $215,000. In accordance with the executive Share ownership policy, the foregoing amounts must be achieved by January 1, 2026 for all NEOs except Ms. D’Orazio who has until January 1, 2027.

(3)	Acquisition value is determined as follows: (i) Shares are valued at cost at acquisition (the Acquisition Value); (ii) PSUs are valued based on the intended value at the time of grant (valued at the five-day VWAP as of the grant date); and (iii) Employee RSUs granted under the RSU Plan are valued based on the value of the annual incentive plan (bonus) directed by the executive to purchase Employee RSUs plus the value of additional Employee RSUs issued by the Company as a Company match under the RSU Plan (valued at the five-day VWAP as of the grant date).

(4)	Market value is determined as follows: (i) Shares are valued at the market value, being the five-day VWAP of Shares as of March 24, 2023 being $8.64; (ii) PSUs are valued based on the intended value at the time of grant (valued at the five-day VWAP as of the grant date); and (iii) Employee RSUs under the RSU Plan are valued at the market value, being the five-day VWAP of Shares as of March 24, 2023 being $8.64

(5)	Calculated at the higher of total acquisition value or market value of holdings divided by current base salary.

(6)	As Interim President & CEO, and a continued Director of the Board, Paul Wright is not governed by the Executive Share Ownership Policy. His holdings are reflected in the Director Share Ownership table on page 44.

Succession Planning for Senior Management

Talent management and succession planning are critical to Centerra’s continued success and the Board has a formal process for annually reviewing succession planning for its executive officers, including the CEO. In July of each year, the HRC Committee undertakes an in-depth review of succession planning, including a report from the President and CEO on succession for his direct reports and certain other employees.

The succession plans are based on Centerra’s talent identification and assessment processes that identify candidates who have the skills, experience and leadership competencies needed for progression to senior management roles. This talent management process was rolled out throughout the organization resulting in a comprehensive review of the capability and potential of both current and emerging leaders. This process includes the creation of individual development plans for high potential employees, including potential successors to all senior management roles, mine site leadership positions and other critical roles in the organization.

CEO succession is also discussed during the July meetings of the HRC Committee and the Board. At these meetings, the HRC Committee and Board discuss internal candidates with long-term potential to serve as Centerra’s President and CEO and identify if any candidates could step into the role immediately, on a permanent or interim basis, in the event the President and CEO departs unexpectedly, or an emergency situation occurs.

The entire Board is responsible for working with the HRC Committee to continually evaluate potential successors to the position of President and CEO in accordance with the succession plan.

Share Performance and NEO Compensation

Share Performance

The following graph compares the cumulative shareholder return for $100 invested in Shares from December 31, 2017 to December 31, 2022. Centerra’s executive compensation mix provides approximately half of total compensation through mid-term and long-term incentives that are directly tied to the Share price, either through PSUs, RSUs or Options. Therefore, executive compensation is highly sensitive to the performance of Share value. As a result, when our Shares out-perform Centerra’s comparators (measured via the S&P/TSX Global Gold Index — TRIV), the PSU Plan is expected to pay above target and most Options are expected to be “in-the-money”. Conversely, when the Shares under-perform Centerra’s comparators, the PSU Plan is not expected to pay out and most Options are not expected to be “in-the-money”. The closing price of the Shares on the TSX on December 30, 2022 was $7.01.

CEO Compensation Lookback Analysis

Given that 2022 was a transition year for the President & CEO, we have not provided a CEO compensation lookback analysis for 2022, but plan to do so in the Company’s management information circular in respect of its next annual shareholders meeting.

Compensation Paid to Named Executive Officers in 2022

Summary Compensation Table

The Summary Compensation Table set out below and the related footnotes present information about the compensation of Centerra’s “Named Executive Officers” (determined in accordance with applicable rules). Compensation awarded to, earned by, paid or payable to each NEO is payable in Canadian dollars.

Name and Principal Position	Year	(a) Salary(1) ($)	(b) Share- based awards(2) ($)	(c) Option- based awards(3) ($)	(d) Non-equity incentive plan compensation(4) ($)	(e) Pension value(5) ($)	(f) All other compensation(6) ($)		(g) Total compensation ($)
Paul Wright	2022	-	-	-	-	-	600,000	(7)	600,000
Interim President & Chief	2021	-	-	-	-	-	-		-
Executive Officer	2020	-	-	-	-	-	-		-
Darren Millman	2022	514,800	463,320	463,320	424,360	111,197	164,071		2,141,068
Executive Vice President &	2021	514,800	463,320	463,320	411,840	111,197	202,400		2,166,877
Chief Financial Officer	2020	502,250	452,025	452,025	381,121	105,473	180,135		2,073,029
Dennis Kwong	2022	470,000	376,000	376,000	281,940	90,229	121,603		1,715,772
Executive Vice President,	2021	470,000	376,000	376,000	305,500	93,056	155,312		1,775,868
Business Development	2020	455,000	364,000	364,000	271,410	87,165	137,706		1,679,281
Yousef Rehman	2022	445,000	356,000	356,000	355,060	88,110	95,883		1,696,053
Executive Vice President &	2021	445,000	356,000	356,000	289,250	88,110	217,977		1,752,337
General Counsel	2020	430,000	344,000	344,000	265,576	82,560	128,835		1,594,971
Claudia D’Orazio	2022	430,000	344,000	344,000	272,971	84,357	215,684		1,691,012
Executive Vice President &	2021	375,000	300,000	300,000	243,750	74,250	291,097		1,584,097
Chief HR & Technology Officer	2020	289,481	561,585	231,585	186,430	55,580	455,355		1,780,016
Scott Perry	2022	596,794	1,093,750	-	865,385	161,134	5,638,958	(8)	8,356,021
Former President & Chief	2021	875,000	1,093,750	1,093,750	929,688	216,563	614,916		4,823,667
Executive Officer	2020	815,000	1,018,750	1,018,750	1,066,593	220,050	705,436		4,844,579

(1)	Amounts indicated represent actual base salary received in the applicable year.

(2)	Share-based units awarded are (i) PSUs which are valued based on the grant date fair market value of a Share — defined as the five-day “VWAP” for a particular period of time. This valuation methodology is used because Centerra believes the fair market value is a reasonable reflection of the intended value, given that holders of these awards are affected by Share price movement and dividends in a similar manner as shareholders are affected by such events. The values provided in this table for PSUs and Employee RSUs is the same as the accounting fair value treatment.

(3)	Option-based awards are valued at the date of the grant using the Black-Scholes option pricing model, which Centerra has chosen because it is one of the most common valuation methodologies for options. The value is determined by an external compensation consultant each year. These values are meant to reflect the value the Board intended to deliver rather than the potential accounting expense, and therefore the assumptions used in these two calculations may differ. For comparison purposes, the corresponding accounting fair values for the Option-based awards for 2022, 2021 and 2020 respectively, were as follows: Darren Millman $604,585, $341,339, and $282,7772; Dennis Kwong $490,641; $277,009, and $227,710; Yousef Rehman $464,543, $262,274, and 215,199; Claudia D’Orazio $448,884, $221,018, and $144,876; and Scott Perry $805,795 (2021), and $637,313 (2020).

(4)	Amounts indicated represent annual incentive bonus earned in the year but paid in the following year. The amounts indicated include any portion of annual incentive bonuses that were taken by individual NEOs in the form of Employee RSUs (which are subject to a two-year vesting period). This amount does not include the dollar value of Employee RSUs matched by the Company which is included in column (f) as more fully described in note (6) below. The Company does not have any non-equity incentive plans related to a period longer than one year except for the PSU Plan which are reflected in column (b) but for greater certainty, the vesting of PSUs does not result in the issuance of treasury Shares.

(5)	Supplemental Executive Retirement Plan (SERP) contributions are earned in one year and contributed in the following year. Amounts in the table reflect the annual SERP contributions earned by each NEO in the relevant year.

(6)	Amounts represent: (i) the aggregate amount of perquisites received in the year; (ii) the dollar value of any additional PSUs & RSUs granted in the year as a result of a dividend distribution (which are not included in column (b)); and (iii) the dollar value of Employee RSUs matched by the Company to NEOs who elected to receive all or a portion of their annual incentive payment in Employee RSUs (see further details below). These RSUs are in respect of the annual incentive bonus earned in the year but paid in the following year (similar to amounts reflected in column (d)); (iv) accrued vacation paid out that was carried forward from the prior year; and (v) The dollar amounts for the Employee RSUs previously contributed (matched) by the Company to the NEOs under the RSU Plan are as follows: Darren Millman: $102,960 (2021), and $95,280 (2020); Dennis Kwong: $76,375 (2021), and $67,852 (2020); Yousef Rehman: $144,625 (2021), and $72,823 (2020); Claudia D’Orazio: $121,875 (2021) and $93,215 (2020) and Scott Perry: $464,844 (2021), and $533,296 (2020). All Employee RSUs are subject to a two-year vesting period – 50% vest on the first anniversary date of grant, and the remaining 50% vest on the second anniversary date. This figure does not include group benefits which are generally available to all employees of the Company. As previously disclosed above, no RSU elections were made by executives with respect to the 2022 performance year.

(7)	Amount represents the dollar value of management fees received by Mr. Wright in his position as Interim President & Chief Executive Officer.

(8)	In addition to amounts in footnote 6, this amount represents separation payments made to Mr. Perry upon his departure from the Company. These amounts are as follows: $1,724,000 (24 months’ salary), $2,187,500 (24 months’ annual incentive payment), $729,159.38 (cash payment in lieu of 2022 stock options unable to be granted due to blackout), $6,503 (pay in lieu of benefits), $472,500 (Supplemental Executive Retirement Plan payment for 24 months).

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets out all incentive plan awards for each NEO outstanding as at December 31, 2022.

	Option-based Awards				Share-based Awards(1)
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date(2)	Value of unexercised in-the- money options(3) ($)	Number of Shares or units of Shares that have not vested (#)	Market or payout value of Share- based awards that have not vested(4) ($)	Market or payout value of vested Share- based awards not paid out or distributed(5) ($)
Paul Wright	-	-	-	-	17,297	121,253	-
Darren Millman	52,995	6.77	March 6, 2026	12,719	95,077	303,719	247,023
	110,274	6.71	March 6, 2027	33,082
	45,942	12.52	May 12, 2028	-
	27,220	12.22	March 5, 2029	-
Dennis Kwong	101,468	6.05	March 13, 2023	97,409	95,077	303,719	247,023
	98,098	7.32	March 7, 2024	-
	111,071	6.77	March 6, 2026	26,657
	100,276	6.71	March 6, 2027	30,083
	36,996	12.52	May 12, 2028	-
	22,090	12.22	March 5, 2029	-
Yousef Rehman	31,606	6.77	March 6, 2026	7,585	121,866	510,811	236,110
	71,419	6.71	March 6, 2027	21,426
	34,963	12.52	May 12, 2028	-
Claudia D’Orazio	20,915	12.22	March 5, 2029	-	121,513	530,797	271,295
	23,538	12.52	May 12, 2028	-
	17,625	12.22	March 5, 2029	-
Scott Perry	-	-	-	-	-	-	-

(1)	For Mr. Wright, the figure for Share-based awards represents DSUs that were granted under the DSU Plan as a portion of his Director Fees. For all other NEOs, the figure for Share-based awards includes PSUs and Employee RSUs, including any additional PSUs & RSUs granted as a result of dividend distributions.

(2)	In accordance with the terms of the Option Plan, Options which expire during or within ten (10) days immediately following a trading blackout period, shall expire on the later of its expiration date and ten (10) days immediately following the expiration of the blackout period.

(3)	The amount in this column is the difference between the closing price on the TSX of the Shares underlying Options on December 31, 2022, which was $7.01, and the exercise price of the Options multiplied by the number of Options (whether or not such Options are vested as of the date of this Circular).

(4)	The market value of PSUs is based upon the market price of the Shares (calculated to be the five-day VWAP in Canadian dollars, of the Shares on the TSX) and an adjustment factor determined based on Share performance (for the applicable performance period) relative to the S&P/TSX Global Gold CAD$ TRIV Index as at December 31, 2022 (being the last trading day of 2022). The market value of Employee RSUs that have not vested is based on the closing price of the Shares on December 31, 2022, which was $7.01.

(5)	These amounts relate to (A) PSUs which vested on December 31, 2022, and (in accordance with the applicable plan text) are calculated using the five-day VWAP, in Canadian dollars, of the Shares on the TSX, being $7.06 and Centerra’s Share performance relative to the S&P/TSX Global Gold CAD$ TRIV as of the vesting date of December 31, 2022; and (B) all Employee RSUs which have vested on or prior to December 31, 2022, which have not been redeemed by participants and which have been valued using the closing value of the Shares on December 31, 2022 ($7.01).

Value Vested or Earned During the Year

The following table sets out incentive plan awards which have vested or been earned during the year ended December 31, 2022.

Executive	Option-based awards — Value Vested During the Year(1) ($)	Share-based awards — Value Vested During the Year(2)(3) ($)	Non-equity incentive plan compensation — Value Earned During the Year ($)
Paul Wright(4)	-	-	-
Darren Millman	270,240	353,568	424,360
Dennis Kwong	213,511	247,023	281,940
Yousef Rehman	196,581	236,110	355,060
Claudia D’Orazio	7,403	271,295	272,971
Scott Perry	599,184	2,173,297	865,385

(1)	Represents the aggregate dollar value that would have been realized in 2022 if Options had been exercised on the applicable vesting date. The value was determined by calculating the difference between the closing price on the TSX, in Canadian dollars, of the Shares underlying the Options on the vesting date and the exercise price of the Options multiplied by the number of Options vested.

(2)	These amounts relate to (A) PSUs which vested on December 31, 2022 and (in accordance with the applicable plan text) are calculated using the five-day VWAP, in Canadian dollars, of the Shares on the TSX, being $7.06 and Centerra’s Share performance relative to the S&P/TSX Global Gold CAD$ TRIV as of the vesting date of December 31, 2022; and (B) Employee RSUs (including units received as a result of a dividend payment) which vested during 2022, which have been valued using the market value of the Shares on the applicable vesting dates – March 11, 2022 - $13.12; March 15, 2022 - $12.53; April 28, 2022 - $11.82; June 1, 2022 - $10.16; September 6, 2022 - $5.91; September 8, 2022 - $6.00; December 2, 2022 - $7.27. As March 13, 2022 was not a trading day, market value is as of Friday March 11, 2022, being the most recent trading day prior to the vesting date. See footnote (3) for further breakdown of the Employee RSUs. As noted elsewhere in this Circular, Employee RSUs can only be redeemed by eligible employees for Shares.

(3)	Mr. Millman had 29,175 RSUs vest in 2022; Mr. Kwong had 20,125 RSUs vest in 2022; Mr. Rehman had 19,059 RSUs vest in 2022; and Ms. D’Orazio had 21,575 RSUs vest in 2022. Mr. Perry had 203,424 RSUs vest during 2022, and subsequently redeemed all vested RSUs in 2022. Pursuant to the RSU Plan, such participants can redeem vested Employee RSUs at any time for Shares up until one year following their termination date with Centerra.

(4)	As Interim President & CEO, Mr. Wright does not participate in any employee equity or non-equity Plans.

Value of Options Exercised During the Year

Executive(1)	Grant Year	# of Options Exercised	Gain on options exercised(2) ($)
Dennis Kwong	2014	109,197	216,486
Scott Perry	2019	93,649	34,138

(1)	None of Messrs. Millman or Rehman or Ms. D’Orazio exercised options in 2022.

(2)	Represents the gross dollar value (rounded down to nearest whole dollar) that was realized on the Option exercises per grant on the exercise date by calculating the difference between the Share price on date of exercise and the exercise price on the date of the grant (exercise price calculated by using the five-day VWAP, in Canadian dollars, of the Shares on the TSX, immediately preceding the grant date).

Supplementary Executive Retirement Plan

The following table sets out the accumulated value of each NEO’s SERP at the beginning of 2022, the contributions made with respect to 2022 earnings (but paid in 2023) and the accumulated value as of December 31, 2022. Annual contributions to the SERP are twelve percent (12%) of eligible earnings, where eligible earnings are defined as the prior year’s base salary paid plus annual bonus incentive, capped at the target incentive value.

Executive	Accumulated Value at Beginning of 2022(1) ($)	Contribution Earned in Respect of 2022(2) ($)	Accumulated Value at End of 2022(1)(3) ($)
Paul Wright	-	-	-
Darren Millman	552,175	111,197	663,372
Dennis Kwong	857,569	90,229	947,798
Yousef Rehman	314,670	88,110	402,780
Claudia D’Orazio	129,830	84,357	214,187
Scott Perry	1,198,613	161,134	1,832,247

(1)	Since these are self-administered RCA Trusts, investment income is not included in these amounts.

(2)	Contributions made in respect of 2022 were based on eligible earnings in 2022 and paid in 2023. As Interim President & CEO, Mr. Wright did not participate in the Company’s Supplementary Executive Retirement Plan.

(3)	Mr. Perry’s accumulated values at end of 2022 also includes the contribution made by the Company in addition to the 2022 contribution earned, which formed part of his separation payments attributable to the 24 months following his departure. That additional contribution amount was $472,500.

Termination and Change of Control Benefits

The following is a description of the incremental termination and change of control benefits provided to each of the NEOs pursuant to the terms of the Company’s incentive plans and their respective employment agreements with the Company. The Company’s plans and the employment agreements have a “double trigger” meaning that the benefits set out below are only triggered if both of the following events occur: (i) a change of control; and (ii) a termination without cause or a resignation for “good reason” following a change of control. A change of control itself will not trigger any of the benefits set out below.

“Just Cause”, “Good Reason”, and “Change of Control” are defined in an NEO’s employment agreement. Resignation for “good reason” is defined in the NEO employment agreements to mean (i) a material downward change in the NEO’s responsibilities or principal position; (ii) a 5% or more reduction in the NEO’s base salary or total compensation (except if reduction is related to failure to meet performance targets); (iii) a required relocation anywhere other than the metropolitan area of the NEO’s current office location; or (iv) failure to continue any material benefit available under the Company’s executive benefit program or the SERP, except to the extent that the benefits are discontinued because they can no longer be obtained by the Company at a reasonable cost.

Type of Termination	Severance	Annual Incentive Plan (Bonus)	Options under the Option Plan	PSUs under the PSU Plan	Employee RSUs under the RSU Plan	Benefits	SERP
Termination without Just Cause or Good Reason(1)	Lump sum equal to base salary and target annual incentive for 24 months.

Bonus for the current year is prorated to the termination date (based on corporate performance assumed at target, if it cannot be determined, and based on personal performance at not less than meets expectation).

			All options that would have vested during the 24 months following the termination date immediately vest as of the termination date and remain exercisable for a period of 90 days.	PSUs are pro-rated(2) to, and paid on, the termination date(2), and are subject to an adjustment factor equal to the adjustment factor at the termination date or 1.0, whichever is lower.	All RSUs vest immediately on the termination date.	Benefits continue for a 24-month period following termination. If benefits cannot be provided, the NEO receives a payment in lieu of benefits.	Contributions continue for a 24-month period following termination.
Termination without Just Cause or Good Reason within 24 months of a Change of Control(1)	Lump sum equal to base salary and target annual incentive for 24 months.	Bonus for the current year is prorated to the termination date (based on corporate performance assumed at target, if it cannot be determined, and based on personal performance at not less than meets expectation).

All options immediately vest and remain exercisable for a period of 90 days.

If options cannot vest or become exercisable during such 90- day period, the payment of a lump sum equal to the “in-the-money” value of the options is provided.

				All PSUs held as of the termination date vest immediately and are paid based on actual performance (as defined in the PSU plan) at the time of the change of control or the termination date (whichever is higher).	All RSUs vest immediately on the termination date.	Benefits continue for the 24-month period following termination. If benefits cannot be provided, the NEO receives a payment in lieu of benefits.	Contributions continue for the 24-month period following termination.

(1)	“Just Cause”, “Good Reason”, and “Change of Control” are defined in an NEO’s employment agreement.

(2)	Prorated PSUs means a percentage of outstanding PSUs based on the period from the grant date to the termination date relative to the entire vesting period. For example, if an NEO was terminated without cause 18 months after grant of PSUs, the entitlement would be to (i) for the first vesting period of 24 months, 18/24 of the PSUs that would vest during such vesting period; and (ii) for the second vesting period of 36 months, 18/36 of the PSUs that would vest during such vesting period. For a further discussion on the vesting periods of PSUs, see “Compensation Discussion and Analysis - Performance Share Unit Plan” on page 30.

Each NEO has agreed that, except with advance written consent from Centerra, they will not compete with Centerra for a period of six months (12 months in the case of Mr. Perry) following the cessation of employment or solicit Centerra’s employees or full-time consultants for a period of two years following the cessation of employment. Each NEO has further agreed not to disclose any confidential information after the cessation of employment, to waive all moral rights to any intellectual property in favour of Centerra and that all right, title and interest in any intellectual property and copyright is for the exclusive use of Centerra.

The tables below provide details on the estimated incremental payments, payables and benefits by Centerra to each NEO that would have resulted had the relevant triggering event occurred on December 31, 2022. For equity-based compensation, the values represent the “in-the-money” value of any awards that vest or will become vested as a result of the termination circumstance. The values are based on a Share price of $7.01, being the closing price of the Shares on December 30, 2022.

Termination of Employment Without Cause or Good Reason

Executive(6)	Severance(1) ($)	Annual Incentive Plan(2) ($)	Options(3) ($)	PSUs(4) ($)	Employee RSUs(5) ($)	Benefits ($)	SERP ($)	Total Estimated Incremental Payment ($)
Paul Wright	-	-	-	-	-	-	-	-
Darren Millman	1,853,280	-	9,447	-	400,124	106,191	222,394	2,591,435
Dennis Kwong	1,551,000	-	7,666	-	294,273	105,353	186,120	2,144,412
Yousef Rehman	1,468,500	-	7,258	-	501,867	104,655	176,220	2,258,501
Claudia D’Orazio	1,419,000	-	7,014	-	522,154	91,609	170,280	2,210,057

(1)	Severance includes salary and annual incentive plan bonus at target for the severance period (24 months).

(2)	In the case of “Termination without Just Cause or Good Reason” which occurs on December 31, 2022, a NEO would not receive more than the annual incentive plan bonus for all of 2022, which would be calculated based on corporate performance and the individual performance being no less than “meets expectations”. Accordingly, there would be no incremental benefit to a NEO.

(3)	Reflects only Options which would otherwise vest in the 24 months following a termination on December 31, 2022 that are in the money.

(4)	In the case of a “Termination without Just Cause or Good Reason” which occurs on December 31, 2022, a NEO would not receive more than the PSU payment they would have otherwise received for any PSUs which vested at the end of 2022 which is calculated based on an adjustment factor equal to the adjustment factor at December 31, 2022 (the termination date) or 1.0, whichever is lower. Accordingly, there would be no incremental benefit to a NEO.

(5)	In the case of a “Termination without Just Cause or Good Reason”, all unvested Employee RSUs held by the NEO on the NEO’s termination date shall immediately vest.

(6)	Mr. Wright does not have termination provisions in his contract in his role as Interim President & CEO, thus no incremental payments would have been triggered with a December 31, 2022 termination. Mr. Perry left the Company on September 6, 2022 and therefore no incremental payments would have been triggered on a termination on December 31, 2022.

Termination without Cause or Good Reason Following a Change of Control

Executive(6)	Severance(1) ($)	Annual Incentive Plan(2) ($)	Options(3) ($)	PSUs(4) ($)	Employee RSUs(5) ($)	Benefits ($)	SERP ($)	Total Estimated Incremental Payment ($)
Paul Wright	-	-	-	-	-	-	-	-
Darren Millman	1,853,280	-	14,170	11,641	400,124	106,191	222,394	2,607,798
Dennis Kwong	1,551,000	-	11,499	9,447	294,273	105,353	186,120	2,157,692
Yousef Rehman	1,468,500	-	10,888	8,944	501,867	104,655	176,220	2,271,074
Claudia D’Orazio	1,419,000	-	10,521	8,643	522,154	91,609	170,280	2,222,206

(1)	Severance includes salary and annual incentive plan bonus at target for the severance period (24 months).

(2)	In the case of “Termination without Just Cause or Good Reason within 24 months of a Change of Control” which occurs on December 31, 2022, a NEO would not receive more than the annual incentive plan bonus for all of 2022, which would be calculated based on corporate performance and the individual performance being no less than “meets expectations”. Accordingly, there would be no incremental benefit to a NEO.

(3)	Reflects only those unvested Options, which would accelerate in these circumstances that are in the money.

(4)	In the case of “Termination without Just Cause or for a Good Reason within 24 months of a Change of Control”, all unvested PSUs vest based on actual performance as of December 31, 2022.

(5)	In the case of a “Termination without Just Cause or Good Reason, within 24 months of a Change of Control”, all unvested Employee RSUs held by the NEO on the NEO’s termination date shall immediately vest.

(6)	Mr. Wright did not have termination provisions in his contract in his role as Interim President & CEO, thus no incremental payments would have been triggered with a December 31, 2022 termination. Mr. Perry departed from the Company on September 6, 2022.

Equity Compensation Plan Information

The following table sets forth, as at December 31, 2022, details of the Company’s compensation plans under which equity securities of the Company are authorized for issuance.

	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities referred to in column (a)) (c)
Equity compensation plans approved by securityholders
Stock Option Plan	3,770,072	$8.38	6,588,834
Amended and Restated Restricted Share Unit Plan(1)	1,017,703	$0	1,083,217
Employee Share Purchase Plan(2)	37,512	$0	4,262,690
Equity compensation plans not approved by securityholders
Total	4,825,287		11,934,741

(1)	Information provided here includes Director RSUs (229,457), Employee RSUs (677,841) and Discretionary RSUs (110,405). As noted elsewhere, Employee RSUs must be redeemed as Shares issued from treasury. Director RSUs can be redeemed for cash or Shares issued from treasury, at the election of the director. All currently awarded Discretionary RSUs can only be redeemed for Shares issued from treasury. However, any future Discretionary RSUs may have different terms and conditions.

(2)	This represents the number of Shares actually issued under the ESPP in early Q1 2023, for aggregate cash proceeds that were in participants’ account as of December 31, 2022. Under the ESPP, Shares are issued to participants on a quarterly basis, as soon as administratively possible after such quarter end and based on the five-day VWAP on such purchase date, which was $7.06.

The following tables sets forth additional information regarding Centerra’s security-based compensation arrangements.

Plan	Burn Rate(1)
Stock Option Plan
2020	0.25%
2021	0.30%
2022	0.59%
Amended and Restated Restricted Share Unit Plan
2020	0.08%
2021	0.11%
2022	0.15%
Employee Share Purchase Plan
2020	0.04%
2021	0.05%
2022	0.05%

(1)	Calculated by dividing (a) the number of securities granted under the arrangement during the applicable fiscal year by (b) the weighted average number of Shares outstanding for the applicable fiscal year.

Plan	Plan Maximum(1)	Outstanding Securities Awarded(2)	Remaining Securities Available for Grant(3)
Stock Option Plan	18,000,000 (6.79%)	3,770,072 (1.42%)	6,588,834 (2.49%)
Amended and Restated Restricted Share Unit Plan	4,000,000 (1.51%)	1,017,703 (0.38%)	1,083,217 (0.41%)
Employee Share Purchase Plan	5,000,000 (1.89%)	702,840 (0.27%)	4,262,690 (1.61%)

(1)	The maximum number of securities issuable under each arrangement expressed as a fixed number (together with the percentage this number represents relative to the weighted average number of issued and outstanding Shares for 2022).

(2)	The number of outstanding securities awarded under each arrangement as of December 31, 2022 (together with the percentage this number represents relative to the weighted average number of issued and outstanding Shares for 2022).

(3)	The number of securities under each arrangement that are available for grant as of December 31, 2022 (together with the percentage this number represents relative to the weighted average number of issued and outstanding Shares for 2022).

Director Compensation

Only directors who are not employees of Centerra are paid for serving as directors of Centerra. Every two years, the HRC Committee, with the advice of an independent compensation consultant, reviews the compensation paid to Centerra’s Board members in order to ensure that it is in line with its comparator group companies. The most recent director compensation review was completed in 2021 and resulted in no adjustments to director compensation. Director compensation is currently comprised of the following components:

(a)	an annual retainer of $175,500 (other than the Chair), a portion of which (currently, a minimum of $115,000) must be taken as equity-based compensation in the form of DSUs and/or Director RSUs under the RSU Plan (or, if approved, cash-settled RSUs under the LTI Plan);

(b)	fees for serving as a chair of a Board committee — $25,000 for serving as chair of the Audit Committee, $20,000 for serving as Chair of the HRC Committee, $10,000 for serving as chair of the Nominating and Corporate Governance Committee and $15,000 for serving as chair of any other committee (other than the Special Committee);

(c)	attendance fee of $1,500 for each Board or regular committee meeting that they attend;

(d)	members of the Special Committee receive compensation of $1,500 per meeting; and

(e)	for directors not resident where the Board meeting is physically occurring, a travel allowance of $1,500 per trip within North America, and $4,500 in the case of travel outside North America is provided.

The Chair receives an annual retainer of $310,000, of which at least $200,000 must be taken in the form of DSUs and/or Director RSUs under the RSU Plan (or, if approved, cash-settled RSUs under the LTI Plan).

In 2022, the Vice Chair received an annual retainer of $280,000, of which at least $180,000 was to be taken in the form of DSUs and/or Director RSUs. As of February 23, 2023, the Vice Chair role has been eliminated.

In addition, directors also receive a per diem amount of $1,500 for international travel made at the request of the Chair or the President and CEO of Centerra. This does not apply for regularly scheduled Board meetings.

Mr. Wright has continued to receive his annual retainer as member of the Board, in addition to his compensation as the Interim President and CEO.

None of the directors receive any non-equity incentive plan compensation or any pension related compensation.

The table below sets out compensation earned by directors in 2022.

Fees Earned in 2022(1)
Name(2)	Cash Portion of Fees Earned(3) ($)	Percent of Total Fees Earned (%)	Share-based Portion of Total Fees Earned — Paid as DSUs(4) ($)	Percent of Total Fees Earned (%)	Share-based Portion of Total Fees Earned — Paid as Director RSUs(4) ($)	Percent of Total Fees Earned (%)	All Other Compensation ($)	Total ($)
Richard Connor	151,000	57%	-	-	115,500	43%	-	266,500
Dushenaly Kasenov	42,267	39%	-	-	67,927	61%	-	109,194
Wendy Kei	65,721	45%	79,397	55%	-	-	-	145,118
Nurlan Kyshtobaev	42,267	39%	-	-	66,927	61%	-	109,194
Michael Parrett	167,014	46%	-	-	200,000	54%	-	367,014
Jacques Perron	137,000	54%	-	-	115,500	46%	-	252,500
Sheryl Pressler	109,479	49%	-	-	115,500	51%	-	224,979
Bruce Walter	54,000	16%	280,000	84%	-	-	-	334,000
Paul Wright	103,500	46%	72,000	32%	48,000	21%	-	223,500
Susan Yurkovich	85,000	33%	175,500	67%	-	-	-	260,500

(1)	Percentages in this table may not add to 100% due to rounding. Figures represent the amounts earned during 2022 – a portion of the compensation (earned in respect of the fourth quarter of 2022) was not paid to directors until early 2023.

(2)	This reflects all directors in 2022. Messrs. Kasenov and Kyshtobaev resigned from the Board effective July 29, 2022.

(3)	The cash portion of the fees earned includes the cash portion of a director’s retainer, meeting fees and fees for acting as a chair (where applicable). For Mr. Wright, the figure above does not include the management fees earned in his capacity as Interim President & CEO, which were $600,000 in 2022.

(4)	This figure includes the intended value of DSUs or Director RSUs awarded as a result of fees earned during 2022. The number of DSUs or Director RSUs actually awarded in respect of the fees earned during 2022 is equal to the dollar amount of fees earned divided by the VWAP of Centerra’s Shares on the TSX for the five trading days immediately preceding the date of the award. In the case of Director RSUs and DSUs which were earned in 2022 and subsequently vested and redeemed in 2022, the value above reflects the intended value of the Director RSU and DSU grants and not the actual amount paid upon redemption, which amounts can be found in the table “Directors Incentive Plan Awards (Value Vested During 2022)”.

Deferred Share Unit Plan

Centerra’s Deferred Share Unit Plan (the “DSU Plan”) is a Legacy Plan for non-executive directors to receive a portion of their director’s compensation as DSUs. As DSUs are received as compensation for services in lieu of cash remuneration, they represent an investment by directors in Centerra similar to Share ownership. Directors may elect to receive all or a portion of their director’s compensation (as specified by the Board from time to time) as equity-based compensation in the form of DSUs, Director RSUs under the RSU Plan (or, if approved, cash-settled RSUs under the LTI Plan)or a combination of both and such units are granted using the five-day VWAP of the Shares as at the time of the grant. Centerra believes that this plan aligns the interest of these directors with those of the shareholders. Directors who are officers of Centerra or Centerra subsidiaries do not receive DSUs (or Director RSUs) for serving as directors.

While serving as a director, DSUs under the DSU Plan cannot be redeemed. DSUs under the DSU Plan are redeemed in full by the director no later than December 15 in the calendar year that immediately follows the calendar year of termination of Board service. DSUs held under the DSU Plan by directors who are United States citizens or resident aliens in the United States are redeemed in full on the 30th day following separation from service. In all cases, each DSU represents the right of the director to receive, after termination of all positions with Centerra, the market value of the DSUs equal to the weighted average of the closing price of Centerra’s Shares on the TSX for the five trading days immediately preceding the payout date. If a dividend is paid on the Shares, each director will be allocated additional DSUs equal in value to the dividend multiplied by the number of DSUs held under the DSU Plan held by the director. If the LTI Plan is approved, it is intended that the DSU Plan will be terminated by the HRC Committee upon there being no more DSUs outstanding thereunder.

Amended and Restated Restricted Share Unit Plan – Director RSUs

Director RSUs

The RSU Plan is a Legacy Plan that is part of Centerra’s compensation arrangements available for directors, officers and eligible employees of Centerra and its subsidiaries and is intended to encourage directors, and eligible employees to participate in the long-term success of the Company and to align their interests with the interests of shareholders.

From time to time, the Board will specify the proportion of a director’s remuneration that is required to be taken in equity-based compensation in the form of Director RSUs under the RSU Plan, DSUs under the existing DSU Plan (described above), or a combination of both. Under the RSU Plan (and the DSU Plan), directors shall elect the percentage of their remuneration to be received in the form of Director RSUs or DSUs once each calendar year but prior to December 31 in the calendar year preceding the calendar year to which the election will apply. U.S. directors must also elect the redemption date for their Director RSUs at such time. All Director RSUs awarded to directors under the RSU Plan vest immediately and will expire one year following the eligible participant’s termination date. Non-US directors can elect to redeem their Director RSUs granted under the RSU Plan at any time after grant.

The number of Director RSUs to be granted to each individual under the RSU Plan shall be determined by dividing (a) the intended value of the director remuneration by (b) the market value (the VWAP of Centerra’s Shares on the TSX for the five trading days immediately prior to the grant day) of a Share as at the grant date, rounded to the nearest whole of a Director RSU. If a dividend is paid on the Shares, each participant will be allocated additional Director RSUs equal in value to any dividend paid on the Shares multiplied by the number of Director RSUs held by the participant under the RSU Plan, divided by the market value of the Shares.

Under the RSU Plan, upon redemption, Centerra shall: (A) issue from treasury one Share for each whole vested Director RSU being redeemed; or (B) at the election of the participant, pay to the participant an amount equal to: (i) the number of vested Director RSUs being redeemed multiplied by (ii) the market value of a Share as at the redemption date minus (iii) applicable withholding taxes; or (C) a combination of (A) and (B), at the election of the participant.

If a director participant in the RSU Plan ceases to be a director of Centerra (and has no continuing employment relationship with Centerra), that individual will have a period of one year following his or her termination date to redeem Director RSUs.

Administration of the RSU Plan

Under the RSU Plan, a maximum of four million (4,000,000) Shares are available for issuance (subject to the LTI Plan being approved), provided that Shares reserved for issuance pursuant to RSUs (meaning Employee, Discretionary and Director RSUs) which are cancelled, terminated without having been redeemed, or are redeemed for cash, will again be available for issuance under the RSU Plan (unless the LTI Plan is approved), except that Shares underlying an RSU granted prior to December 8, 2016 which are redeemed for cash will not again be available for issuance under the RSU Plan. Under no circumstances may the RSU Plan, together with all of Centerra’s other security-based compensation arrangements, result in (a) the number of Shares issuable pursuant to the RSUs and/or other units or stock options to any one person exceeding 5% of the outstanding Shares; or (b) the number of Shares (i) issuable to insiders at any time or (ii) issued to insiders within any one-year period, exceeding 10% of the outstanding Shares.

If a participant under the RSU Plan dies, the legal representatives of the estate of such participant may elect the redemption date of the RSUs and in the case of Director RSUs, whether to receive cash or Shares on the redemption. RSUs granted under the RSU Plan are not transferable or assignable other than by will or the laws of descent and distribution.

The RSU Plan is administered by the HRC Committee, subject to the HRC Committee reporting to the Board on all matters requiring approval of the Board. The HRC Committee has the authority, in the case of specified capital reorganizations affecting the Company, to determine appropriate equitable adjustments, if any, to be made under the RSU Plan, including adjustments to the number of securities which have been authorized for issuance under the RSU Plan, the number of securities subject to the RSUs and the number of RSUs outstanding. The HRC Committee also reserves the right to amend, suspend or terminate the RSU Plan, in whole or in part, at any time, subject to applicable laws and requirements of any stock exchange or governmental or regulatory body (including any requirement for shareholder approval). The HRC Committee may make certain amendments to the RSU Plan without seeking shareholder approval, such as housekeeping amendments, amendments necessary to comply with law, amendments to meet changes in tax law, amendments to the vesting provisions of the RSU Plan or any RSU, amendments to the termination or early termination provisions of the RSU Plan or any RSU and amendments necessary to suspend or terminate the RSU Plan. However, shareholder approval is required for: (i) amendments to increase the number of Shares issuable under the RSU Plan, including an increase to a fixed maximum number of Shares or a change from a fixed maximum number of Shares to a fixed maximum percentage; (ii) amendments to remove or exceed the insider participation limits; (iii) amendments extending the term of a RSU or any rights pursuant thereto held by an insider beyond its original expiry date; (iv) amendments to increase the limits previously imposed on non-employee director participants; (v) amendments which would allow for the transfer or assignment of RSUs under the RSU Plan other than for normal estate settlement purposes; (vi) amendments to the amendment provisions of the RSU Plan; (vii) amendments required to be approved by shareholders under applicable law (including, without limitation, the rules, regulations and policies of the Toronto Stock Exchange). If the RSU Plan is terminated, its provisions will continue as long as RSUs or rights remain outstanding. If the LTI Plan is approved, it is intended that the RSU Plan will be terminated by the HRC Committee upon there being no more RSUs outstanding thereunder.

Directors’ Share Ownership

Centerra has established a Share ownership policy for its non-executive directors of Shares requiring a value equal to three times such director’s annual retainer (from time to time), to be acquired within a period of five years of becoming a director. When a director receives an increase in annual retainer, which would result in an increase to ownership requirement, the director has five years from the date of such increase to achieve the incremental Share ownership requirement. The director Share ownership required amounts are set out in each nominee director’s profile. See “Business to be Transacted at the Meeting – Election of Directors” starting on page 6.

Since the value of DSUs and Director RSUs under the Plans are tied directly to Centerra’s Share price, DSUs and Director RSUs under the Plans count toward the achievement of these ownership levels, in addition to Shares themselves. DSUs and Director RSUs under the Legacy Plans are Share units which have already been earned by directors and are not contingent on future conditions, including performance or time vesting. DSUs and RSUs granted to directors under the LTI Plan, if approved, will also count toward the achievement of these ownership levels.

When calculating the value of the Share ownership of directors, Shares held are valued at the higher of cost (“Book Value” for Shares) and the current fair market value (based on a five-day VWAP, the “Market Value” for Shares). DSUs and Director RSUs are valued at the greater of the fair market value at the date of award/grant (the “Book Value” for DSUs and Director RSUs) and the current fair market value (based on a five-day VWAP, the “Market Value” for DSUs and Director RSUs).

The following table sets out the Share ownership of each the Company’s incumbent directors, their Share ownership requirement, calculated as of March 24, 2023 and a description of whether each director meets their Share ownership requirements. Directors have five years to meet their Share ownership requirement. Each of the directors were, as of March 24, 2023, in compliance with their Share ownership requirements.

Director Name	Target Share Ownership Amount ($)	Type of Value	Common Shares ($)	DSUs ($)	Director RSUs ($)	Book Value of Holdings(1) ($)	Total Current Market Value of Holdings(2) ($)	Meets Requirement(3)	Current Holdings (as a multiple of Annual Board Retainer)(4)
Richard Connor	526,500	Acquisition Value	94,630	408,644	-	503,274	706,969	Meets	4.03
		Market Value	172,800	534,169	-
Wendy Kei	526,500	Acquisition Value	6,650	80,075	-	86,725	111,320	In Progress	0.63
		Market Value	8,640	102,680	-
Michael Parrett	930,000	Acquisition Value	191,146	-	1,288,513	1,479,659	1,606,598	Meets	5.18
		Market Value	255,727	-	1,350,872
Jacques Perron	526,500	Acquisition Value	759,391	-	-	759,391	922,562	Meets	5.26
		Market Value	922,562	-	-
Sheryl Pressler	526,500	Acquisition Value	310,317	254,216	-	564,532	663,851	Meets	3.78
		Market Value	366,820	297,031	-
Bruce Walter	840,000	Acquisition Value	78,600	1,985,614	291,643	2,355,858	2,553,245	Meets	9.12
		Market Value	129,600	2,150,811	272,834
Paul Wright	526,500	Acquisition Value	356,126	197,527	131,609	685,262	683,868	Meets	3.90
		Market Value	388,800	177,080	117,988
Susan Yurkovich	526,500	Acquisition Value	-	864,703	-	864,703	848,248	Meets	4.93
		Market Value	-	848,248	-

(1)	Book value of holdings is calculated as follows: (i) Shares are valued at cost at acquisition; and (ii) DSUs and Director RSUs are valued based on the intended value at the time of grant (valued at the five-day VWAP as of the grant date).

(2)	Market value of holdings is determined as follows: the total holdings multiplied by $8.64, the five-day VWAP of Centerra Shares on the TSX as of March 24, 2023.

(3)	Directors have five years to meet their Share ownership requirement. Mr. Wright and Ms. Kei have until May 1, 2025 and May 3, 2027 to meet their Share ownership requirements, respectively.

(4)	Calculated at the higher of Book Value of Holdings and Total Current Market Value of Holdings divided by current annual cash retainer.

Directors Share-Based Awards, Option-Based Awards and Non-Equity Incentive Plan Compensation

The following table sets out Share-based awards (DSUs and Director RSUs) as of December 31, 2022 for all non-executive directors in 2022. DSUs under the DSU Plan do not vest until the director ceases to hold any positions with the Company. Director RSUs under the RSU Plan vest immediately but are redeemed and paid out at the election of the directors. The following sets out only those DSUs and Director RSUs which remained outstanding as of December 31, 2022 and were not redeemed in 2022. DSUs and Director RSUs redeemed during 2022 are found in the next table. Non-executive directors of Centerra do not have any option-based awards or any non-equity incentive plan compensation.

	Share-based Awards(1)
	Number of Shares or Units of Shares that have not vested (DSUs) (#)	Market or Payout value of Share- based awards (DSUs) that have not vested ($)(2)	Number of Shares or Units of Shares that have vested (Director RSUs) (#)	Market or Payout value of vested Share- based awards (Director RSUs) not paid out or distributed ($)(2)
Richard Connor	62,440	437,704	4,089	28,664
Wendy Kei	11,884	83,307	-	-
Dushenaly Kasenov(3)	-	-	-	-
Nurlan Kyshtobaev(3)	-	-	15,606	109,398
Michael Parrett	-	-	156,351	1,096,021
Jacques Perron	-	-	4,089	28,664
Sheryl Pressler	34,379	240,997	4,089	28,664
Bruce Walter	248,936	1,745,041	31,578	221,362
Paul Wright	20,495	143,670	13,655	95,772
Susan Yurkovich	98,177	688,221	-	-

(1)	Share-based awards for director compensation can be either in the form of DSUs or Director RSUs under the RSU Plan. Director RSUs vest immediately upon their grant by the Company but are not paid until the director elects a redemption date, which date can be during the time when he or she continues to act as a director of Centerra or up until one year thereafter. or until December 15 of the following year. In contrast, DSUs do not vest until they are redeemed in accordance with their terms and cannot be redeemed until the director no longer holds a position with Centerra or its subsidiaries until December 15 of the following year. Despite the differences in vesting, both Director RSUs and DSUs represent earned compensation for directors as there is no further performance requirement to be achieved.

(2)	The value of DSUs and Director RSUs was determined by multiplying the number of DSUs and Director RSUs held by a director under the Legacy Plans by the closing price on the TSX of Centerra’s Shares on December 30, 2022, which was $7.01.

(3)	Messrs. Kasenov and Kyshtobaev resigned from the Board effective July 29, 2022.

Directors Incentive Plan Awards (Value Earned During 2022)

Director Deferred Share Units

No DSUs were redeemed during 2022 by directors.

Director Restricted Share Units

Under the RSU Plan, all Director RSUs are vested immediately upon grant by the Company and can be redeemed at any time thereafter in accordance with its terms (See “Director Compensation - Amended and Restated Restricted Share Unit Plan – Director RSUs” on page 43). The following table sets out Director RSUs which were redeemed for cash or Shares in 2022 by current directors:

Director Name	Redemption Date	Director RSUs Redeemed (#)	Gross Redemption Amount(1) ($)	Market Value ($)
Jacques Perron	March 31, 2022	2,364	28,864	12.21
	June 30, 2022	3,169	28,865	9.11
	September 30, 2022	5,202	28,871	5.55
	December 31, 2022	4,089	28,868	7.06
Richard Connor	February 14, 2022	2,979	31,786	10.67
	May 15, 2022	2,364	24,373	10.31
	August 14, 2022	3,169	21,391	6.75
	November 14, 2022	5,202	35,426	6.81
Sheryl Pressler	February 14, 2022	2,979	31,786	10.67
	May 15, 2022	2,364	24,373	10.31
	August 14, 2022	3,169	21,391	6.75
	November 14, 2022	5,202	35,426	6.81

(1)	Gross Redemption Amount is determined by multiplying the number of Director RSUs redeemed by the market value of Shares as at the Redemption Date, being the VWAP, in Canadian dollars, of the Shares on the TSX, for the five trading days immediately before the Redemption Date. Amounts in the number of Director RSUs redeemed are rounded and therefore the “Gross Redemption Amount” may not reconcile precisely. The “Gross Redemption Amount” does not reflect whether a director received cash or Shares in respect of the redeemed Director RSUs.

The following Director RSUs were redeemed for cash or Shares in 2022 by individuals who were directors of Centerra during 2022, but are no longer directors of Centerra:

Director Name	Termination Date (Date when ceased being a Director)	Redemption Date	Director RSUs Redeemed (#)	Gross Redemption Amount(1) ($)	Market Value ($)
Dushenaly Kasenov	July 29, 2022	June 20, 2022	2,100	19,551	9.31
		October 14, 2022	17,495	113,193	6.47

(1)	Gross Redemption Amount is determined by multiplying the number of Director RSUs redeemed by the market value of Shares as at the Redemption Date, being the VWAP, in Canadian dollars, of the Shares on the TSX, for the five trading days immediately before the Redemption Date. Amounts in the number of Director RSUs redeemed are rounded and therefore the “Gross Redemption Amount” may not reconcile precisely. The “Gross Redemption Amount” does not reflect whether a director received cash or Shares in respect of the redeemed Director RSUs.

REPORT ON CORPORATE GOVERNANCE

The Board and management believe that sound and effective corporate governance is essential to Centerra’s performance. Centerra has adopted certain practices and procedures to ensure that effective corporate governance practices are followed and that the Board functions independently of management. In addition, the Nominating and Corporate Governance Committee of the Board reviews Centerra’s corporate governance practices and procedures on a regular basis to ensure that they address significant issues of corporate governance.

The following statement sets out a description of Centerra’s corporate governance practices as approved by the Board and in accordance with the requirements set forth in National Instrument 58-101 — Disclosure of Corporate Governance Practices (“NI 58-101”).

Board Mandate

The Board supervises the conduct of the affairs of the Company directly and through its committees. In so doing, the Board acts in the best interests of the Company. In addition, the Board recognizes the importance of the enhancement of both short and longer-term value. In carrying out its responsibilities, the Board appoints the executive officers of the Company and meets with them on a regular basis to receive and consider reports on the Company’s business. The Board holds regularly scheduled meetings, with additional meetings being held as required to consider particular issues or conduct specific reviews between regularly scheduled meetings. Between January 1, 2022 and December 31, 2022, the Board held 12 meetings.

The fundamental responsibility of the Board is to supervise the management of Centerra’s business and affairs with a view to sustainable value creation for all shareholders. Centerra’s Board promotes fair reporting, including financial reporting, to shareholders and other interested persons as well as ethical and legal corporate conduct through an appropriate system of corporate governance, internal controls and disclosure controls.

The Board is, among other matters, responsible for the following:

•	selection, appointment, evaluation and setting compensation of, and, if necessary, termination of the CEO;

•	oversight of CEO’s selection, appointment, evaluation and termination of other executive officers;

•	satisfying itself as to the integrity of the CEO and other senior officers of the Company and as to the culture of integrity throughout the Company;

•	adoption of a strategic planning process and approval of strategic plans;

•	risk management policies and procedures;

•	policies and procedures regarding the integrity of financial reporting and information management;

•	oversight of estimates of Centerra’s mineral reserves by management;

•	human resources policies;

•	health, safety and environmental policies;

•	disclosure policies and procedures;

•	corporate governance;

•	environmental and social governance; and

•	certain other matters which may not be delegated by the Board under applicable corporate law.

The Board has adopted a formal written mandate which clarifies these responsibilities and is complemented by the written mandates of each of its standing committees. The Board and committee mandates are reviewed at least annually by the Board. The full text of the Board mandate is set out in Appendix A. A copy of the mandates for the Board and each standing committee can also be found on Centerra’s website at www.centerragold.com.

Directors frequently (in person, by phone or virtually) meet individually or in groups with senior management in work sessions to obtain further insight and provide guidance into the operations of the Company and its subsidiaries, and are involved on a regular basis in discussions with management. Each Board committee may engage outside advisors at the expense of the Company. Individual directors are also free to consult with members of senior management whenever required and to engage outside advisors, at the expense of the Company, with the authorization of the Nominating and Corporate Governance Committee.

The Board Chair

The Board appointed Mr. Parrett as the Chair of the Board as of October 1, 2019. Mr. Parrett has been an independent member of the Board since May 8, 2014.

Pursuant to the Board Mandate, the Chair is principally responsible for overseeing the operations and affairs of the Board. The Chair’s responsibilities include leading, managing and organizing the Board, consistent with the approach to corporate governance adopted by the Board from time to time; confirming that appropriate procedures are in place to allow the Board to work effectively and efficiently and to function independent from management; acting as a liaison between the Board and senior management; encouraging effective communication between the Board and the CEO, and working with the CEO, the Chair of the Nominating and Corporate Governance Committee and the Corporate Secretary to further the creation of a healthy governance culture within Centerra.

Position Descriptions of Board Chair and Chief Executive Officer

The Board has adopted a position description for the Chair of the Board, which sets out the duties and responsibilities for such Role. This position description is reviewed by the Board annually. The position descriptions for the Chair of the Board is contained in the Board Mandate. The Board Mandate also provides that the chair of each committee is responsible for determining the agenda, and the frequency and conduct of the meetings of that committee.

The Board has also adopted a position description for Centerra’s CEO, which sets out the duties and responsibilities of the CEO. This position description is reviewed by the Board annually.

Overseeing the Chief Executive Officer

The CEO is appointed by the Board and is responsible for managing Centerra’s affairs. The CEO’s key responsibilities include articulating the vision for the Company, focusing on creating value for shareholders, and developing and implementing a strategic plan that is consistent with the corporate vision.

Annually, the Board sets objectives for the CEO which align with the Company’s strategic plan. These objectives include both specific quantifiable goals and general goals that are qualitative and not driven by a predetermined mathematical formula. The Board conducts a formal review of the CEO’s performance once per year.

The CEO is accountable to the Board and the Board committees. The Board Chair meets frequently with the CEO to discuss the affairs of the Company and to provide guidance and feedback. Throughout the year, on an ad hoc basis, the CEO also interacts with individual Board members to discuss matters.

The Board has established clear limits of authority for the CEO. These are described in Centerra’s delegation of financial authority policy.

The Board receives regular reports from the CEO on Centerra’s operating activities as well as timely reports on certain non-operational matters, including risk management, finance, safety, health, environment, corporate social responsibility, legal, government relations, business development, human resources, corporate governance, investor relations, and insurance matters.

Strategic Planning

The Board works with management in developing the overall business strategy of the Company and reviews the annual business plans for achieving its objectives, which form the annual objectives for the CEO. The Board receives regular updates from management regarding management’s implementation of the business strategy.

Along with those matters which must by law be approved by the Board, key strategic decisions are also submitted by management to the Board for approval or discussion. In addition to approving specific corporate actions, the Board reviews and approves the reports issued to shareholders, including annual and interim financial statements and management information circulars.

Independence of Board Members

Centerra has nominated 7 independent board members as further described below on the basis that Mr. Wright will be considered an independent board member after he ceases to be Interim President and Chief Executive Officer, which is currently anticipated on May 1, 2023. As announced March 13, 2023, Mr. Tomory will assume the role of President and Chief Executive Officer effective May 1, 2023. As CEO of the Company Mr. Tomory will not be independent.

Centerra’s Board has assessed the independence of each director. In determining independence, the Board examined and relied on the definition of independence in NI 58- 101. After considering a wide variety of factors and information disclosed by each director, the Board has determined that a majority of the current directors (seven of eight) are independent.

To ensure that the Board is able to discharge its responsibilities independently of management, the independent director(s) have regularly scheduled opportunities to meet separately from management and the non-independent directors following each meeting of the Board. In 2022, the independent members of the Board met 12 times, during each of the formal Board meetings. In connection with the Company’s former operations in the Kyrgyz Republic, the Board also established a Special Committee comprised entirely of independent directors to, among other things, oversee, review, evaluate and consider related party transactions, including matters relating to the Kyrgyz Government. In 2022, the Special Committee met 7 times (see “Committees of the Board” below). The Special Committee was terminated on February 23, 2023.

Interlocking Directorships

An “interlock” occurs where two or more Board members also serve together as board members of another public company. Currently, no members of the Board have any interlocking directorships and, as such, the Company has not found a need to adopt a formal policy relating to interlocking directorships.

Majority Voting and Advance Notice Nominations

In accordance with the CBCA, for all uncontested shareholder meetings held on or after August 31, 2022, each director nominee will be elected at the Meeting only if the number of votes cast “for” the nominee represents a majority of the total votes cast “for” and “against” them. However, under the CBCA majority voting rules, if an incumbent director is not elected by a majority of votes at the Meeting, the incumbent director will be permitted to continue in office until the earlier of (i) the 90th day after the Meeting and (ii) the day on which their successor is appointed or elected.

In addition to the requirements under the CBCA, the Company’s by-laws require that any shareholder seeking to nominate a director at a shareholder meeting must provide advance notice of the individual(s) the shareholder intends to nominate as well as certain other prescribed information. The by-laws provide for a reasonable time frame in which to notify the Company of an intention to nominate directors and require a level of disclosure of information concerning proposed nominees that the Company would be required to include in a management information circular in respect of the election of directors. This procedure affords the Board the opportunity to evaluate the qualifications of all director nominees and their suitability as directors while providing shareholders with adequate notice and information regarding director nominations to be considered at a meeting.

In the case of an annual meeting of shareholders, notice to the Company must be received not later than 30 and not earlier than 65 days prior to the date of the annual meeting; provided, however, that if the first public announcement of the date of the annual meeting is less than 50 days prior to the meeting, notice must be received not later than the 10th day following such public announcement. In the case of a special meeting (which is not also an annual meeting) of shareholders called for any purposes which includes the election of directors, notice to the Company must be received not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting is made.

Committees of the Board of Directors

Each standing Board committee operates under a written mandate/charter that sets out its responsibilities and duties, qualifications for membership, procedures for committee member removal and appointment and reporting to the Board. The charters are reviewed annually by the relevant committee and any changes are recommended to the Board. In the first quarter of 2022, the composition of the Audit Committee and the Nominating and Corporate Governance Committee was refreshed. Ms. Kei was appointed to the Audit Committee, Mr. Connor was appointed to the Nominating and Corporate Governance Committee, Mr. Parrett was appointed Chair of the Nominating and Corporate Governance Committee and Ms. Pressler ceased to be a member of each of the Audit Committee and the Nominating and Corporate Governance Committee. On February 9, 2023, a new Technical and Corporate Responsibility Committee was created to replace the former Risk Committee and Sustainable Operations Committee. Below is a summary of the current composition of the Board committees and a brief description of the responsibilities of each committee and its members. Charters for each standing Board committee can be found on Centerra’s website.

Committee	Members	Independence
Audit Committee	Richard Connor (Chair)	Independent
	Michael Parrett	Independent
	Wendy Kei	Independent

Human Resources & Compensation Committee	Susan Yurkovich (Chair)	Independent
	Richard Connor	Independent
	Michael Parrett	Independent

Nominating & Corporate Governance Committee	Michael Parrett (Chair)	Independent
	Richard Connor	Independent
	Wendy Kei	Independent
	Susan Yurkovich	Independent

Technical and Corporate Responsibility Committee	Jacques Perron (Chair)	Independent
	Bruce Walter	Independent
	Susan Yurkovich	Independent

Audit Committee

The Audit Committee is responsible for assisting the Board in fulfilling its oversight responsibilities in relation to, among other things:

•	financial reporting;

•	the external auditor;

•	the internal auditor;

•	compliance with legal and regulatory requirements related to financial reporting and certain corporate policies;

•	whistleblower process;

•	internal controls over financial reporting and disclosure controls; and

•	any additional matters delegated to the Audit Committee by the Board.

The Board has determined that all of the Audit Committee members are independent, financially literate and financial experts as required by applicable securities legislation and stock exchange rules. In 2022, the Audit Committee met 5 times.

Information regarding the Audit Committee can be found under “Audit Committee” in the Company’s Annual Information Form (“AIF”). A copy of the Company’s most recently filed AIF can be obtained by securityholders of the Company free of charge by contacting the Company at 1 University Avenue, Suite 1500, Toronto, Ontario, M5J 2P1, Canada, Attention: Investor Relations, or (416) 204-1953 or can be found on SEDAR at www.sedar.com, EDGAR at www.sec.gov/edgar, and the Company’s website at www.centerragold.com.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee is responsible for assisting the Board in fulfilling its oversight responsibilities in relation to, among other things:

•	Centerra’s overall approach to corporate governance;

•	the size, composition and structure of the Board and its committees;

•	the identification and recommendation to the Board of qualified individuals for appointment to the Board and its committees;

•	orientation and continuing education for directors;

•	matters involving conflicts of interest of directors; and

•	any additional matters delegated to the Nominating and Corporate Governance Committee by the Board.

In 2022, the Nominating and Corporate Governance Committee met 3 times.

Human Resources and Compensation Committee

The HRC Committee is responsible for assisting the Board in fulfilling its oversight responsibilities in relation to, among other things:

•	the selection and retention of senior management;

•	the compensation of senior management;

•	senior management succession and development;

•	diversity, equity and inclusion;

•	human resources policies; and

•	any additional matters delegated to the HRC Committee by the Board.

In 2022, the HRC Committee met 6 times. Additionally, a sub-committee of the HRC Committee met 2 times regarding the search for a new CEO.

Technical and Corporate Responsibility Committee

The Technical and Corporate Responsibility Committee became effective February 9, 2023, and is responsible for assisting the Board in fulfilling its oversight responsibilities in relation to, among other things:

•	technical and operational matters, including production, operations, acquisition and divestment opportunities and development and exploration plans, relating to the Corporation’s activities;

•	procedures for the preparation and disclosure of resource and reserve estimates for the Corporation’s properties;

•	overseeing significant technical and operational risks relating to the Corporation’s activities; and

•	overseeing polices, practices and systems for effective management of corporate responsibility matters, including safety, health, environment and social performance.

Sustainable Operations Committee

In 2022, the Sustainable Operations Committee met 5 times. As of February 9, 2023 the Sustainable Operations Committee was terminated. The Sustainable Operations Committee was responsible for assisting the Board in fulfilling its oversight responsibilities in relation to, among other things:

•	the establishment and review of Centerra’s safety, health and environmental policies;

•	management of the implementation of compliance systems;

•	monitoring the effectiveness of Centerra’s safety, health and environmental policies, systems and monitoring processes;

•	receiving audit results and updates from management with respect to Centerra’s health, safety and environmental performance;

•	reviewing the annual budget for safety, health and environmental operations;

•	the Company’s sustainability policies, programs and performance;

•	the estimation of mineral reserves by management;

•	the review of mineral reserve information before publication; and

•	any additional matters delegated to the Sustainable Operations Committee by the Board.

Risk Committee

In 2022, the Risk Committee met 5 times. As of February 9, 2023 the Risk Committee was terminated. The Risk Committee was responsible for assisting the Board in fulfilling its oversight responsibilities in relation to, among other things:

•	Company-wide risk management practices;

•	overseeing that the executive team has in place processes designed to identify and assess the key risks that the organization faces and has established appropriate mechanisms designed to address those risks;

•	overseeing, in conjunction with other Board-level committees or the full Board, significant or critical risks, including strategic, financial and operational risks, including cybersecurity; and

•	clarifying the division of risk-related responsibilities to each Board committee and analysis to determine that the oversight of significant or critical risks is not overlooked.

Special Committee

The Board established a Special Committee comprised entirely of independent directors to, among other things, oversee, review, evaluate and consider related party transactions, including, prior to its separation from the Kyrgyz Republic, matters relating to the Kyrgyz Government. Effective February 23, 2023, The Special Committee was terminated. In 2022, the Special Committee met 7 times.

Overseeing and Managing Risk

The Board is responsible for overseeing Centerra’s policies and processes to identify the Company’s principal business risks and to confirm that systems are in place to mitigate these risks where prudent to do so. Risk oversight is overseen by the Board as follows:

•	Technical and Corporate Responsibility Committee (effective February 9, 2023): The Technical and Corporate Responsibility Committee oversees significant technical and operational risks relating to the Corporation’s activities including production, operations, acquisition and divestment opportunities and development and exploration plans, the preparation and disclosure of resource and reserve estimates for the Corporation’s properties; and overseeing polices, practices and systems for effective management of corporate responsibility matters, including safety, health, environment and social performance.

•	Audit Committee: The Audit Committee monitors financial related risks, including risks relating to internal controls over financial reporting, the delegation of financial authority, cybersecurity, financial risk management policies and insurance. The Audit Committee also oversees the Company’s disclosure controls and procedures, code of ethics and international business conduct (anti-corruption) policies.

•	Human Resources and Compensation Committee: The HRC Committee oversees and manages compensation related risks and retention and succession risks.

•	Nominating and Corporate Governance Committee: The Nominating and Corporate Governance Committee oversees risks related to corporate governance matters.

Cybersecurity and Information Security Risk

Recently, greater attention has been directed at cybersecurity matters and information security risk. The Board, through the Audit Committee, oversees information technology (IT) security risks. The Audit Committee receives IT and cyber security risk updates through the Company’s Enterprise Risk Management program where specific IT risks are identified and mitigation action plans are put in place to protect the confidentiality and integrity of information at Centerra. Centerra manages IT security risk through a centralized risk-based methodology with the assistance of a team of external experts that work alongside Centerra’s IT team to manage the IT security risk processes and operations. In October 2022, Centerra undertook an exercise to identify critical information assets/applications and classified these assets based on Centerra’s risk and impact criteria. Results of this exercise were presented to the Board with a summary of activities in place to protect Centerra’s information system assets. Throughout 2022, the Company has offered education and awareness training to employees and has conducted several phishing campaigns to assess the Company’s awareness and to improve its security posture.

Diversity of the Company’s Directors and Officers

Centerra’s Diversity, Equity and Inclusion (DE&I) Policy

Centerra has a written DE&I policy, which recognizes the importance to the Company of having a leadership group (including directors and officers of the Company) comprised of highly talented, experienced and dedicated individuals with a diverse mix of experience, skills and background collectively reflecting the strategic needs of the business and representing the local communities in which we operate. The Company also recognizes that diversity is critical to the future success of Centerra and will strive to enhance its focus on the advancement of all underrepresented groups throughout the Company and to foster a culture of equity and inclusion.

The Company strives to maintain overall diverse representation among the leadership group and is targeting a minimum of 30% women representation in both the director and officer groups when evaluated separately by the end of 2026.

While diversity is an important and valuable consideration in assessing potential candidates for appointment to the leadership group, all appointments will continue to be made on merit in the context of knowledge, experience, skills and background of each individual candidate in light of the needs of the Board and the Company. When assessing Board and Officer composition or identifying candidates to nominate for election to the Board or for appointment as an Officer, the Company will consider and apply the following practices:

•	candidates who are highly qualified based on business expertise, functional experience, knowledge, personal skills and character against objective criteria, having due regard to the benefits of diversity, the needs of the Board, the Company’s current and future plans and objectives, as well as anticipated regulatory developments;

•	candidates that represent diverse groups, including with regard to gender, ethnicity, age, national origin, persons with disabilities, Indigenous peoples, visible minorities, and sexual orientation;

•	the level of representation of women on the Board and in senior management positions along with other markers of diversity when making recommendations for nominees to the Board or for appointment as senior management and in general with regard to succession planning for the Board and the senior leadership team;

•	engaging qualified independent external advisors to assist the Board and management in conducting its search for candidates as required. To the extent practical, search protocols will include a robust and rigorous process, using a committee and/or professional search firm specifically directed to include a diverse pool of candidates, including women and members of the designated groups or other underrepresented groups; and

•	in the event the Board maintains an ongoing list of potential director candidates or the Company maintains a list of potential Officer candidates within its successor pool of talent, the Board and Company will ensure that such list includes members of the designated and other underrepresented groups and, in particular, women candidates.

The Nominating and Corporate Governance Committee periodically reports to the Board on efforts regarding diversity with respect to Board members and the HRC Committee shall periodically report to the Board on the appointment of officers and report on the implementation of the DE&I policy.

The Company recognizes that DE&I is imperative for long-term success and that the journey begins at the top. To that end, the Company has created a Global DE&I Executive Council, sponsored, and chaired by the President and CEO with representation from senior management. The Company has also created four regional committees, all sponsored by a regional executive and led by employee members. The Global DE&I Executive Council is responsible for the continued development of the DE&I global strategy, supports alignment of regional strategies, makes decisions on various DE&I initiatives and oversees the successful implementation of the strategy through the four regional committees. The Council is responsible for reporting back on progress to the senior management team and to the Board. In 2022, the Company continued progressing the DE&I journey with the completion of global and regional strategies, including specific multi-year initiatives. The Company executed on several initiatives including but not limited to; creation of key performance indicators to monitor progress and employee sentiment as it relates to DE&I; the incorporation of psychological safety in Centerra’s Work Safe Home Safe program addressing respectful workplace, inclusion and unconscious bias; the creation of site toolbox talks on DE&I topics; and continued DE&I education and awareness campaigns. The Company will continue to execute on key initiatives in 2023 with a particular focus on increasing percentage of women in the workforce at all levels by 2026.

The Company continues to support women’s leadership programs, the identification and assessment of high potential female talent, and the creation of individual development plans to monitor progression. In 2021, Centerra became a Silver sponsor for International Women in Mining (“IWiM”). The Company participated in several initiatives alongside IWiM including women mentorship programs, inclusive workplace design workshops, and posting jobs onto their website to attract women in the workforce and in leadership positions.

As of the date of this Circular, the number of members of the Company’s leadership group who self-identify as members of the following designated groups are as follows:

Designated Group	Number of Board Members	Number of Executive Officers(1)	Total Board Members and Executive Officers(2)
Women	3/7 (43%)	1/6 (17%)	4/12 (33%)
Indigenous peoples (First Nations, Inuit, Metis)	0	0	0
Persons with Disabilities	0	0	0
Members of Visible Minorities	1/7 (14%)	2/6 (33%)	3/12 (25%)
Total Representation of Designated Groups	3/7 (43%)(3)	3/6 (50%)	6/12 (50%)(3)

(1)	This definition aligns with the definition of “executive officer” generally found in Canadian securities laws.

(2)	Total of Board members and executive officers does not add up to 13 because Paul Wright, who is a director and an executive officer, is counted once.

(3)	One director self-identified as a member of two Designated Groups.

Skills Matrix

The matrix below shows the Board’s mix of skills and experience in areas that are important to the Company’s business, assuming each of the Company’s nominee directors are elected to the Board at the Meeting. The skills matrix is also used to identify those skills for which the Company should recruit when making changes to the Board. The skills matrix is based on self-assessments by the directors and other information disclosed by current nominee directors in annual questionnaires:

	Board Experience	International Business Experience	Mining, Exploration & Operations	Human Resources/ Compensation	Financial Literacy	Corporate Governance	Environmental and Social Performance	Health & Safety	Strategy & Leadership	Investment Banking/ Mergers & Acquisitions	Government Relations/ Political Risk	Senior Officer	Technology/ Cybersecurity	Risk Management
Richard Connor	✓			✓	✓	✓			✓	✓				✓
Wendy Kei	✓	✓		✓	✓	✓	✓		✓			✓	✓	✓
Michael Parrett	✓	✓	✓	✓	✓	✓			✓	✓		✓
Jacques Perron	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Sheryl Pressler	✓		✓	✓	✓	✓			✓	✓		✓
Paul Tomory		✓	✓				✓	✓	✓			✓		✓
Paul Wright	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓		✓
Susan Yurkovich	✓	✓		✓		✓	✓		✓		✓	✓		✓

Board Renewal

The Board’s mandate includes a mandatory retirement provision that allows directors to serve on the Board until the annual meeting of the Company’s shareholders next following their 75th birthday and that directors may not be re-elected after reaching age 75, unless this requirement is waived by the Board or the Nominating and Corporate Governance Committee for a valid reason.

Prior to 2022 Board renewal was heavily influenced by two important factors:

(1)	By agreement and practice the Company accepted 3 nominees from Kyrgyzaltyn JSC the holder of 26% Shares. As Kyrgyzaltyn is a state owned enterprise and the Kyrgyz political landscape was quite fluid during the many years we owned the Kumtor Mine, the Kyrgyz nominees changed more frequently than most directors tenure.

(2)	Recognizing the importance of the Kumtor mine to the Company and the long history of complex negotiations and agreements a core group of long serving North American directors was critical to manage the decisions taken by the Company.

With the closing of the transaction with the Kyrgyz Republic and Kyrgyzaltyn on July 29, 2022, the Kyrgyz directors resigned from the board and the Shares of Company held by Kyrgyzaltyn were returned and cancelled. Consequently, board renewal is no longer influenced by the aforementioned factors.

Mr. Bruce Walter, the Company’s Vice Chairman and longest serving director, is not standing for re-election at this Meeting. The Board has commenced and will continue to review its skill matrix, succession plans and tenure of all directors in 2023 and anticipates searching for and recruiting, as necessary, new directors to allow for orderly transition for the departure of directors in the future.

The Board has concluded that the Board’s existing renewal mechanism continues to result in a good mix of directors with experience in the Company’s ongoing matters as well as new directors who can bring fresh voices to the Board’s discussion. Accordingly, the Board has not adopted term limits for directors.

Assessment Process

Annually, the Nominating and Corporate Governance Committee reviews the effectiveness of the Board, its committees, the Chair through the use of a confidential self-assessment questionnaire completed by each director. In the assessment, directors are also asked to comment on the performance of their peer directors. The results of the surveys are subsequently discussed by the Board.

The Nominating and Corporate Governance Committee, through questionnaires and interviews, assesses the operation of the Board and the committees, the adequacy of information given to directors, communication between the Board and management, the effectiveness of the processes of the Board and committees, and the effectiveness of the Board and individual directors. The committee recommends to the Board any changes needed to enhance performance based upon this assessment process.

Nomination of New Directors and Board Size

The Nominating and Corporate Governance Committee is responsible for assessing the need for new directors, and the preferred experience and qualifications of new directors, taking into consideration the independence, age, skills and experience required for the effective conduct of the Company’s business as well as the requirements of the Company’s DE&I policy discussed above. The Nominating and Corporate Governance Committee is comprised entirely of independent directors.

The Nominating and Corporate Governance Committee recommends candidates for Board membership and Board members for re-nomination. Recommendations are based upon character, integrity, judgment, business experience, record of achievement and any other skills or talents that would enhance the Board and overall management of the business and affairs of the Company as well as the criteria laid out in the Company’s DE&I policy.

The Nominating and Corporate Governance Committee maintains a schedule of the anticipated tenure of current directors, and the needs of the Board as a whole. Candidates are considered in light of the Board’s current and anticipated needs. Board members complete annual skills and experience self-assessments, which are reviewed by the committee to assist in placing Board members on committees where their expertise can best be utilized and also to identify skills and experience gaps important in identifying any new nominees to the Board.

The Board is of the view that its optimal size for effective decision-making and committee work is between 7-11 members.

Board Education Opportunities

Centerra provides new directors with orientation materials describing the business of the Company, its corporate governance structure and related policies and information. Centerra’s CEO, CFO and other senior executives provide new directors with detailed briefings on Company strategy, operations, risk profile, business development, legal, financial, exploration, human resources and investor and government relations matters.

Continuing education is provided by management through presentations to the Board and committees when any key business decisions are sought. Directors are briefed regularly on strategic issues affecting the Company. Board members are also encouraged to attend conferences or seminars at Centerra’s expense. Such conferences or seminars can deal with any subject matter that is applicable to the Board member’s role on the Board or its committees or to increase the members’ knowledge of the Company’s business. Specific continuing education is listed in the following table.

Subject	Attendees	Presenter
Turkey Political Update	Full Board	Eurasia Group
Kyrgyzstan Political Update	Full Board	Eurasia Group
Macroeconomics and Global Market Conditions	Full Board	Cormark/Scotiabank
Molybdenum Market Update	Full Board	CPM Group
Board Leadership Conference	Richard Connor	KPMG
Wendy Kei
Excellence for Audit Committee Chairs	Richard Connor	KPMG
Wendy Kei
Proxy Voting: Fund Board Oversight and Recent Developments	Sheryl Pressler	Independent Directors Council
Indigenous Relations	Wendy Kei	OPG
Women Get on Board (WGOB) Summit	Wendy Kei	WGOB
ICD - Climate Change Director-in-Residence	Wendy Kei	ICD
The Global Fund Board Forum	Sheryl Pressler	BNY Mellon
Indigenous Relations	Wendy Kei	OPG
Reporting Readiness ESG and Data	Jacques Perron	KPMG
Update on ESG Landscape	Jacques Perron	Cassels Brock & Blackwell LLP
Audit Committee Peer Exchange	Richard Connor	NACD

Subject	Attendees	Presenter
Trends in Corporate Governance	Wendy Kei	Stikeman Elliott LLP
Michael Parrett
Susan Yurkovich
Richard Connor
An Evolving Risk Landscape: What Audit Committees Need to Know Now	Wendy Kei	Deloitte
ICD – Climate Change Director-in Residence	Wendy Kei	ICD
Innovation in ESG Investing	Sheryl Pressler	Pensions & Investments
CPA Canada - Audit Committee Conference	Wendy Kei	CPA Canada
Risk Management	Jacques Perron	Gartner, Inc.
Odgers Berndtson Governance Workshop - Charting the Future of Canadian Governance	Wendy Kei	Odgers/ICD
Q4 Risk Forecast	Jacques Perron	Gartner, Inc.
Q4 Financial Reporting Webinar	Wendy Kei	PwC

Board members are also encouraged to visit the Company’s main operating sites and regularly do so. In 2022, certain members of the Board visited Thompson Creek Mine and the Langeloth Plant.

Compensation of Directors

The Board believes that compensation for directors should be competitive with the compensation paid to directors of comparable companies. The HRC Committee typically reviews directors’ compensation every two years with the assistance of an independent consultant and makes recommendations to the Board. The next review will be carried out in 2023. The HRC Committee is comprised entirely of independent directors. For more information on Board compensation, see “Report on Executive Compensation – Director Compensation” on page 42.

Codes of Ethics

Centerra’s Board expects all of Centerra’s directors, officers and employees to conduct themselves in accordance with the highest ethical standards.

Centerra’s Board has adopted a Code of Ethics for employees, which addresses, among other things, avoidance of conflicts of interest, protection of confidential information, compliance with applicable laws, rules and regulations, adherence to good disclosure practices, and procedures for employees and third parties to report concerns with respect to accounting and auditing matters. Employees with such concerns may report their concerns directly or, if they so wish, in a confidential or anonymous manner to: (i) the General Counsel and Corporate Secretary of the Company, (ii) the Chair of the Audit Committee, or (iii) a 24 hours-a-day compliance hotline, a service which is operated by a third party and is available in the local languages spoken where the Company’s operating subsidiaries are located. As set out in the Code of Ethics, an employee who, in good faith, reports a concern is protected from reprisal, such as dismissal, demotion, suspension, threats, harassment or discrimination.

The Board has also adopted a Code of Ethics for directors, which sets out the ethical standards that apply to directors in the exercise of their duties. Directors are required to promptly report all actual, potential or perceived conflicts of interest to the Corporate Secretary, who is in turn required to bring such conflicts to the attention of the Nominating and Corporate Governance Committee. Directors may not participate in discussions, deliberations or decision-making in which they have a conflict of interest.

All directors and employees of Centerra are required to sign an annual compliance certificate relating to the Code of Ethics and, in addition, employees undergo training on the Code of Ethics. The Audit Committee receives an annual compliance report for employees, and the Nominating and Corporate Governance Committee receives an annual report on directors’ compliance. Issues arising between annual reporting are brought to the attention of the appropriate committee.

Copies of the Codes of Ethics for employees and directors can be found on Centerra’s website at www.centerragold.com and are also available in print upon request.

Disclosure and Insider Trading Policy

Centerra’s Board has adopted and periodically reviews and updates Centerra’s written corporate disclosure and insider trading policy. The policy addresses the following matters:

•	establishes a process for the disclosure of material information;

•	establishes a process for reviewing news releases, corporate documents and public oral statements before they are issued;

•	sets out the obligations of Centerra’s directors, officers and other employees to preserve the confidentiality of undisclosed material information;

•	sets out the prohibitions applicable to Centerra’s directors, officers and other employees with respect to illegal insider trading and tipping; and

•	prohibits directors and employees of Centerra from hedging the value of any equity-based awards or Shares.

Shareholder/Investor Communications and Feedback

The Company has procedures in place to effectively communicate with its stakeholders, including its shareholders, employees and the general public. The fundamental objective of these procedures is to ensure an open, accessible and timely exchange of information with shareholders, employees and other stakeholders concerning the business, affairs and performance of the Company. This includes quarterly conference calls with industry analysts, investors/shareholders and media representatives in conjunction with the release of the Company’s financial results, as well as regular presentations to, or meetings with, industry analysts, institutional shareholders, and potential investors. Through the Company’s website, shareholders and other stakeholders may access webcasts of these conference calls and most of the presentations made by the Company to the investment community. The Company has a dedicated investor relations department, which works closely with members of the investment community, institutional investors and individual shareholders. In addition, the Company has in place procedures to ensure that inquiries or other communications from shareholders are answered by an appropriate person in the Company.

During 2022, the President and CEO, the investor relations department and other members of senior management, including the Chief Operating Officer and CFO, held over 150 meetings with shareholders and institutional investors, attended 7 industry conferences, and hosted 7 virtual retail broker presentations for individuals located in various major cities in Canada and the U.S.

In 2022, the Board of Directors adopted a Shareholder Engagement Policy to facilitate transparent and direct engagement between members of the Board and Centerra’s shareholders, shareholder organizations and governance groups, while complying with the Company’s internal policies and applicable laws. A copy of the Shareholder Engagement Policy can be found on Centerra’s website at https://www.centerragold.com/corporate/shareholder-documents and is also available in print upon request.

Centerra’s board members, including the Board Chair, welcome communications and feedback from the Company’s shareholders or other stakeholders. Interested parties may contact the Board or Centerra’s independent directors as a group by writing to them c/o Chair of the Board, Centerra Gold Inc., 1 University Avenue, Suite 1500, Toronto, Ontario, Canada M5J 2P1.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE AND INDEMNIFICATION

Centerra’s directors and officers are covered under a directors’ and officers’ liability insurance program. The aggregate limit of liability applicable to those insured directors and officers under the program policies is US$100 million, inclusive of defense costs. There is no deductible for officers or directors under these policies, for non-indemnifiable claims made against them for a wrongful act. Where Centerra or a subsidiary has indemnified a director or officer, the program provides reimbursement coverage for losses over a deductible of US$2.5 million. The premium paid by Centerra for 2022 was US$1.85 million.

Centerra’s by-laws also provide for the indemnification of its directors and officers from and against liability and costs in respect of any action or suit against them in connection with the execution of their duties of office, subject to certain limitations. Centerra has also entered into agreements with each of its directors and officers providing for indemnification and related matters.

INTERESTS OF DIRECTORS AND OFFICERS IN MATTERS TO BE ACTED UPON

No director or executive officer of Centerra, nor any proposed nominee for election as a director of Centerra, or any associate or affiliate of any one of them, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting, other than the election of directors.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Information regarding interests of informed persons in material transactions can be found under the heading “Interest of Management and Others in Material Transactions” in the Company’s most recent AIF. A copy of the Company’s most recent AIF can be obtained by securityholders of the Company free of charge by contacting the Company at 1 University Avenue, Suite 1500, Toronto, Ontario, M5J 2P1, Canada, Attention: Investor Relations, or (416) 204-1953 or can be found on SEDAR at www.sedar.com, EDGAR at www.sec.gov/edgar, and the Company’s website at www.centerragold.com.

SHAREHOLDER PROPOSALS FOR NEXT YEAR’S ANNUAL MEETING

The CBCA permits eligible shareholders of the Company to submit shareholder proposals to the Company, which proposals may be included in a management information circular relating to an annual meeting of shareholders. The period in which the Company must receive shareholder proposals for the annual meeting of shareholders of the Company to be held in 2024 is between December 11, 2023 and February 9, 2024.

ADDITIONAL INFORMATION

Shareholders who wish to be added to the mailing list for the annual and interim financial statements and MD&A should contact the Company at 1 University Avenue, Suite 1500, Toronto, Ontario, Canada M5J 2P1, or (416) 204-1953, Attention: Investor Relations.

Copies of the Company’s most recent AIF, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the AIF; the Company’s most recently filed consolidated annual financial statements, together with the accompanying report of the auditor, and any interim financial statements of the Company that have been filed for any period after the end of the Company’s most recently completed financial year; and this Circular are available upon request from the Secretary of the Company or from Investor Relations, and without charge to securityholders of the Company.

The Annual Report (including the annual financial statements and MD&A), the AIF and other information relating to the Company are available on SEDAR at www.sedar.com, EDGAR at www.sec.gov/edgar, and the Company’s website at www.centerragold.com.

DIRECTORS’ APPROVAL

The contents of this Circular and its sending to shareholders of the Company have been approved by the directors of the Company.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) “Yousef Rehman”

Yousef Rehman
Executive Vice President, General Counsel & Corporate Secretary
Toronto, Ontario
March 28, 2023

APPENDIX A

CENTERRA GOLD INC.

BOARD MANDATE

1.	GENERAL

The Board of Directors (the “Board”) believes that sound corporate governance practices are essential to the well-being of the Corporation and the promotion and protection of its shareholders’ interests as owners of the Corporation. The Board oversees the functioning of the Corporation’s governance system, in part, through the work of the Nominating and Corporate Governance Committee.

The Board has adopted this mandate to assist it in supervising the management of the business and affairs of the Corporation as required under applicable legislation and stock exchange rules.

The Board will revise this mandate from time to time based on its assessment of the Corporation’s needs, legal and regulatory developments and best practices. The Nominating and Corporate Governance Committee will review this mandate annually, or more often if warranted, and recommend to the Board such changes as it deems necessary and appropriate.

2.	THE BOARD’S RESPONSIBILITIES

The fundamental responsibility of the Board is to supervise the management of the business and affairs of the Corporation with a view to sustainable value creation for all stakeholders. The Board discharges this responsibility by developing and determining policy by which the business and affairs of the Corporation are to be managed and by overseeing management of the Corporation. The Board promotes fair reporting, including financial reporting, to shareholders of the Corporation and other interested persons as well as ethical and legal corporate conduct through an appropriate system of corporate governance, internal controls and disclosure controls.

3.	DIRECTORS’ RESPONSIBILITIES

The primary responsibility of individual directors is to act in good faith and to exercise their business judgment in what they reasonably believe to be the best interests of the Corporation. In order to fulfill this responsibility, each director is expected to:

•	develop and maintain a thorough understanding of the markets in which the Corporation conducts business, its strategy and business operations and its financial position and performance;

•	diligently prepare for each meeting, including reviewing all meeting materials distributed in advance;

•	actively and constructively participate in each meeting, including seeking clarification from management and outside advisors where necessary to fully understand the issues under consideration;

•	engage in continuing education programs for directors, as appropriate; and

•	attend all meetings of the Board and any committee of which he or she is a member.

4.	BOARD COMPOSITION

(a)	Board Membership Criteria

The Nominating and Corporate Governance Committee is responsible for establishing the competencies and skills that the Board considers to be necessary for the Board as a whole to possess; the competencies and skills that the Board considers each existing director to possess; and the competencies and skills each new nominee will bring to the Board. The Nominating and Corporate Governance Committee identifies candidates for Board membership based on their character, integrity, judgment and record of achievement and any skills and talents they possess which would add to the Board’s decision-making process and enhance the overall management of the business and affairs of the Corporation. The Nominating and Corporate Governance Committee will also take into consideration the representation of women and other minority groups in the director identification and selection process in accordance with the Corporation’s diversity, equity and inclusion policy.

Directors who change their principal occupation are expected to advise the Nominating and Corporate Governance Committee and, if determined appropriate by the Nominating and Corporate Governance Committee, resign from the Board.

(b)	Director Independence

The Board believes that, except during periods of temporary vacancies, the majority of its members should be independent. For the purposes of this mandate, “independent” means the standard of independence applicable to audit committee members as set out in National Instrument 52-110 – Audit Committees, as amended from time to time.

In all cases, the determination of whether a director is independent must be made by the Board in accordance with applicable securities laws and stock exchange rules. Generally, an independent director means a director who has no direct or indirect material relationship with the Corporation. For these purposes, “material relationship” means a relationship which could, in the view of the Board, reasonably interfere with the exercise of a member’s independent judgment.

In making a determination regarding a director’s independence, the Board will consider all relevant facts and circumstances, including the director’s commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships, and such other criteria as the Board may determine from time to time.

The Board will review the independence of all directors on an annual basis and will disclose its determinations annually. To facilitate this review, directors will be asked to provide the Board with full information regarding their business and other relationships with the Corporation and its affiliates and with senior management and their affiliates. Directors have an ongoing obligation to inform the Board of any material changes in their circumstances or relationships which may affect the Board’s determination as to their independence.

(c)	Board Size

The Board is of the view that a size of between 7 and 11 members is conducive to effective decision-making and committee work.

(d)	Retirement

Directors may serve on the Board until the annual meeting of the Corporation next following their 75th birthday, and may not be re-elected after reaching age 75, unless this requirement has been waived by the Board, or the Nominating and Corporate Governance Committee, for a valid reason.

(e)	Term

All directors are elected at the annual meeting of shareholders of the Corporation for a term of one year.

(f)	Board Succession

The Nominating and Corporate Governance Committee is responsible for maintaining a Board succession plan that is responsive to the Corporation’s needs and the interests of its shareholders.

(g)	Service on Other Boards

The Board does not believe that its members should be prohibited from serving on the boards of other public companies so long as these commitments do not materially interfere with and are not incompatible with their ability to fulfill their duties as a member of the Board. Directors must advise the Chair in advance of accepting an invitation to serve on the board of another public company.

5.	BOARD DUTIES

In fulfilling its responsibilities, the Board is, among other matters, responsible for the following matters:

(a)	selection, appointment, evaluation and, if necessary, termination of the Chief Executive Officer;

(b)	satisfying itself as to the integrity of the Chief Executive Officer and other senior officers of the Corporation and as to the culture of integrity throughout the Corporation;

(c)	succession planning, including appointing, counseling and monitoring the performance of executive officers;

(d)	human resources policies of the Corporation in general, including in particular the approval of the compensation of executive officers;

(e)	adoption of a strategic planning process, approval of strategic plans and monitoring corporate performance against those plans;

(f)	approval of periodic capital and operating plans and monitoring corporate performance against those plans;

(g)	policies and processes to identify the Corporation’s principal business risks, including hedging policies for the Corporation, and to confirm that systems are in place to mitigate these risks where prudent to do so;

(h)	oversight of strategic risks relating to the Corporation’s activities;

(i)	policies to confirm ethical behaviour of the Corporation and its employees, and compliance with laws and regulations;

(j)	policies and processes to satisfy itself as to the integrity of the Corporation’s internal control and management information systems and its financial reporting;

(k)	assessment of the effectiveness of the Board and its committees;

(l)	confirming that an appropriate orientation program is in place for new directors and that continuing education opportunities are available for all directors;

(m)	definition of the duties and the limits of authority of senior management, including approving a position description for the Chief Executive Officer;

(n)	communications policy of the Corporation;

(o)	health and safety and environmental policies and ensuring the implementation of systems to comply with these policies and all relevant laws and regulations;

(p)	policies on corporate social responsibility and sustainable development and oversight of management’s efforts to implement the policies in the jurisdictions where it operates;

(q)	environmental, social and governance (“ESG”) matters including the assignment to committees of the Board of the general responsibility for developing the Corporation’s approach to such ESG compliance as appropriate;

(r)	oversight of government relations matters conducted by management;

(s)	oversight of the estimation of reserves by management;

(t)	corporate governance including the relationship of the Board to management and confirming that the Corporation has appropriate structures and procedures in place to permit the Board to effectively discharge its duties and responsibilities;

(u)	calling meetings of shareholders and submission to the shareholders of any question or matter requiring approval of the shareholders;

(v)	approval of directors for nomination and election and recommendation of the auditors to be appointed at shareholders’ meetings and filling a vacancy among the directors or in the office of the auditor;

(w)	issuance of securities of the Corporation;

(x)	declaration of dividends and establishment of the dividend policy for the Corporation;

(y)	approval of the annual audited financial statements, management proxy circulars, takeover bid circulars, directors’ circulars, prospectuses, annual information forms and other disclosure documents required to be approved by the directors of a corporation under securities laws, regulations or rules of any applicable stock exchange;

(z)	adoption, amendment or repeal of by-laws of the Corporation;

(aa)	review and approval of material transactions not in the ordinary course of business; and

(bb)	other corporate decisions required to be made by the Board, or as may be reserved by the Board, to be made by itself, from time to time and not otherwise delegated to a committee of the Board or to the management of the Corporation.

6.	DELEGATION TO MANAGEMENT

The Board may delegate by resolution, from time to time, financial authority to the Chief Executive Officer (who may sub-delegate such authority to others within the Corporation as appropriate).

7.	CHAIR

(a)	Appointment

The Board will in each year appoint from among its members a Chair. The Chair of the Board shall be an independent director unless the Board concludes that the best interests of the Corporation would be otherwise better served. If such Chair is not independent, then the independent directors shall appoint a Lead Director who shall be independent.

(b)	General

The Chair is principally responsible for overseeing the operations and affairs of the Board.

(c)	Specific Role and Responsibilities

The Chair will (subject to the responsibilities of the Lead Director as set out in Section 8, if Chair is not independent):

•	lead, manage and organize the Board, consistent with the approach to corporate governance adopted by the Board from time to time;

•	preside as chair at all meetings of the Board and shareholders;

•	set the agenda of the Board and shareholders’ meetings, in consultation with the Corporate Secretary and the Chief Executive Officer;

•	confirm that appropriate procedures are in place to allow the Board to work effectively and efficiently and to function independently from management;

•	confirm that Board functions are delegated to appropriate committees and that the functions are carried out and the results reported to the Board;

•	together with the Chief Executive Officer, approach potential candidates for Board membership, once candidates have been identified and selected by the Nominating and Corporate Governance Committee, to explore their interest in joining the Board;

•	serve as an ex officio member of all Board committees, provided that if the Chair is not independent, he or she will not serve as a member of any committee required to be composed entirely of independent directors;

•	act as a liaison between the Board and senior management, encouraging effective communication between the Board and the Chief Executive Officer;

•	consistent with encouraging effective communication between the Board and the Chief Executive Officer, confirm that the Board and senior management understand their respective responsibilities and respect the boundary between them;

•	chair Board meetings, including requiring appropriate briefing materials to be delivered in a timely fashion, stimulating debate, providing adequate time for discussion of issues, facilitating consensus, encouraging full participation and discussion by individual directors and confirming that clarity regarding decisions is reached and accurately recorded;

•	confirm proper and timely documentary filings and fulfillment of disclosure requirements to statutory authorities under applicable legislation, including working with the Corporation’s external counsel and other outside advisors when necessary;

•	confirm that the Board and its committees have the necessary resources to carry out their responsibilities, in particular, timely and relevant information;

•	work with the Chief Executive Officer, the chair of the Nominating and Corporate Governance Committee and the Corporate Secretary to further the creation of a healthy governance culture within the Corporation;

•	at the request of the Chief Executive Officer, represent the Corporation to shareholders and external stakeholders, including local community groups, aboriginals, government, and non-governmental organizations; and

•	perform additional duties requested by the Board.

8.	LEAD DIRECTOR

(a)	Appointment

A Lead Director appointed pursuant to Section 7(a), shall have the responsibilities outlined in Section 8(b) below.

(b)	Specific Role and Responsibilities

•	coordinate the activities of the independent directors;

•	preside at all meetings of the Board at which the Chair is not present, including meetings of independent directors and communicate the results of such meetings to the Chair and Chief Executive Officer as appropriate;

•	call meetings of the independent directors, as appropriate;

•	serve as liaison between the Chair, Chief Executive Officer and the independent directors;

•	review the agenda for Board meetings to ensure that the agenda enables the Board to successfully carry out its duties and that the Board has sufficient time for discussion of all agenda matters;

•	serve as an independent leadership contact for all independent directors consistent with the approach to corporate governance adopted by the Board from time to time;

•	correspond or meet, if needed, with shareholders or other stakeholders regarding communications directed to the independent directors of the Board and coordinate with others as appropriate with respect to independent directors matters;

•	provide support to the Chair, Chief Executive Officer, the Chair of the Nominating and Corporate Governance Committee and the Corporate Secretary, as needed, to further the creation of a healthy governance culture within the Corporation; and

•	perform such other duties as the Board may from time to time delegate to assist the Board in the fulfillment of its responsibilities.

9.	CORPORATE SECRETARY

(a)	Appointment

The Board will appoint an individual to act as the Corporate Secretary.

(b)	General

The Corporate Secretary is responsible for assisting the Chair in managing the operations and affairs of the Board and for performing additional duties requested by the Chair or the Board or any of its committees.

(c)	Specific Role and Responsibilities

The Corporate Secretary will:

•	oversee the preparation of all materials for shareholders which relate to the election of directors or the matters discussed in these guidelines;

•	confirm that all notices and materials are delivered to shareholders and directors in a timely manner;

•	confirm that all minutes of meetings of shareholders, the Board and committees are accurately recorded;

•	confirm proper and timely documentary filings and fulfilment of disclosure requirements to statutory authorities under applicable legislation, including working with the Corporation’s external counsel and other outside advisors, when necessary;

•	maintain the Corporation’s books and records and oversee the security and application of the corporate seal;

•	administer the operations of the Board and its committees;

•	act as Secretary at annual meetings of shareholders;

•	monitor compliance with the governance policies of the Board, including those regarding frequency and conduct of Board meetings, reporting information and other policies relating to the Board’s business; and

•	perform additional duties requested by the Chair or the Board or any of its committees.

10.	BOARD COMMITTEES

(a)	General

The Board carries out its responsibilities directly and through the following committees and such other committees as it may establish from time to time: the Audit Committee, the Nominating and Corporate Governance Committee, the Human Resources and Compensation Committee and the Technical and Corporate Responsibility Committee.

(b)	Chair

The Audit Committee, the Nominating and Corporate Governance Committee, the Human Resources and Compensation Committee and the Technical and Corporate Responsibility Committee are each chaired by a director who is selected by the Board on the recommendation of the Nominating and Corporate Governance Committee and is responsible for determining the agenda and the frequency and conduct of meetings.

(c)	Charters

Each committee has its own charter which sets out its responsibilities and duties, qualifications for membership, procedures for committee member removal and appointment and reporting to the Board. On an annual basis, each committee’s charter is reviewed by both the committee itself and the Nominating and Corporate Governance Committee and is also reviewed and approved by the Board. Copies of each charter are posted on the Corporation’s website and printed copies will be made available to any shareholder upon request. Below is a brief description of the responsibilities of each committee.

Audit Committee

The Audit Committee is responsible for assisting the Board in fulfilling its oversight responsibilities in relation to the integrity of the Corporation’s financial statements; the Corporation’s compliance with legal and regulatory requirements (other than with respect to health, safety and the environment); compliance with the Code of Ethics and International Business Conduct Policy; the qualifications and independence of the Corporation’s external auditors; the design and implementation of internal controls over financial reporting and disclosure controls; management of financial risks as delegated by the Board, including oversight of hedging activities; related party transactions; the performance of the Corporation’s internal audit function; and any additional matters delegated to the Audit Committee by the Board.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee is responsible for assisting the Board in fulfilling its oversight responsibilities in relation to the Corporation’s overall approach to corporate governance; the size, composition and structure of the Board and its committees; the identification and recommendation to the Board of qualified individuals for appointment to the Board and its committees; orientation and continuing education for directors; matters involving conflicts of interest of directors; and any additional matters delegated to the Nominating and Corporate Governance Committee by the Board.

Human Resources and Compensation Committee

The Human Resources and Compensation Committee is responsible for supporting the Board in making recommendations in regard to its oversight responsibilities and to review and, at its discretion, approve certain recommendations proposed by management. The Human Resources and Compensation Committee reviews and recommends to the Board the selection and appointment of officers of the Corporation; the compensation philosophy, competitive positioning and competitive objectives in the market all of which drive the design of components and administration; the compensation and employment agreement of the CEO as recommended by the Chairman of the Board and by the Human Resources and Compensation Committee; grants of stock options to eligible participants; succession planning pertaining to all executive officers, based on recommendations of the chair of the board and the CEO; and any additional matters delegated to the Human Resources and Compensation Committee by the Board. The Human Resources and Compensation Committee oversees and approves the compensation and employment agreements of the direct reports to the CEO as reviewed and recommended by the Chairman of the Board; the objectives and design of the compensation program of the Corporation consistent with the compensation philosophy, competitive positioning and competitive objectives approved by the Board (these objectives and designs, along with their components and descriptions/plans, will satisfy the goal of providing sufficient competitive compensation to attract, retain and motivate senior management to maximize shareholder value); major human resources policies recommended by the CEO; diversity, equity and inclusion matters; management’s recommendation on annual merit increases consistent with the budget approved by the Board; special recognition payments under the CEO Awards Program which are recommended to be $50,000 or greater; and the administration of all equity-based compensation plans, subject to reporting to the Board. The Human Resources and Compensation Committee oversees and approves the compensation arrangements for Board members.

Technical and Corporate Responsibility Committee

The Technical and Corporate Responsibility Committee is responsible for assisting the Board of Directors in fulfilling its oversight responsibilities relating to (i) technical and operational matters, including production, operations, acquisition and divestment opportunities and development and exploration plans, relating to the Corporation’s activities; (ii) procedures for the preparation and disclosure of resource and reserve estimates for the Corporation’s properties; (iii) overseeing significant technical and operational risks relating to the Corporation’s activities; and (iv) overseeing polices, practices and systems for effective management of corporate responsibility matters, including safety, health, environment and social performance.

11.	BOARD AND COMMITTEE MEETINGS

(a)	Scheduling

Board meetings are scheduled in advance at appropriate intervals throughout the year. In addition to regularly scheduled Board meetings, additional Board meetings may be called upon proper notice at any time to address specific needs of the Corporation. The Board may also take action from time to time by unanimous written consent. A Board meeting may be called by the Chair, the Chief Executive Officer or any two directors.

Each committee meets as often as it determines is necessary to fulfill its responsibilities. A meeting of any committee may be called by the committee chair, the Chair, the Chief Executive Officer or any two committee members.

Board meetings are held at a location determined by the Chair and meetings of each committee are held at a location determined by the committee chair.

(b)	Notice

Notice of the time and place of each meeting of the Board or any committee must be given to each director either by personal delivery, electronic mail, facsimile or other electronic means not less than 48 hours before the time of the meeting or by mail not less than 96 hours before the date of the meeting. Board or committee meetings may be held at any time without notice if all of the directors or committee members have waived or are deemed to have waived notice of the meeting. A director participating in a Board or committee meeting is deemed to have waived notice of the meeting.

(c)	Agenda

The Chair establishes the agenda for each Board meeting in consultation with the Corporate Secretary and the Chief Executive Officer. Any director may propose the inclusion of items on the agenda, request the presence of or a report by any member of senior management, or at any Board meeting raise subjects that are not on the agenda for that meeting.

Committee chairs establish the agenda for each committee meeting. Any committee member may propose the inclusion of items on the agenda, request the presence of or a report by any member of senior management, or at any committee meeting raise subjects that are not on the agenda for the meeting.

The Corporate Secretary distributes an agenda and meeting materials in advance of each Board or committee meeting to allow Board or committee members, as the case may be, sufficient time to review and consider the matters to be discussed.

(d)	Non-Management Sessions

Non-management directors meet separately at every Board meeting without management present. The Chair informs management of the substance of these meetings to the extent that action is required by them.

(e)	Distribution of Information

The Board regularly receives reports on the financial results and operating activities of the Corporation, as well as periodic reports on certain non-operational matters, including, corporate governance, insurance, pensions and treasury matters and safety, health and environmental matters.

(f)	Attendance and Participation

Each director is expected to attend all meetings of the Board and any committee of which he or she is a member. A director who is unable to attend a Board or committee meeting in person may participate by telephone or teleconference.

(g)	Quorum

A quorum for any Board meeting is a majority of directors.

A quorum for any committee meeting is a majority of its members.

(h)	Voting and Approval

At Board or committee meetings, each director or member, as applicable, is entitled to one vote and questions are decided by a majority of votes. In case of an equality of votes, the chair of the meeting does not have a second or casting vote.

(i)	Procedures

Procedures for Board meetings are determined by the Chair unless otherwise determined by the by-laws of the Corporation or a resolution of the Board.

Procedures for committee meetings are determined by the chair of the committee unless otherwise determined by the by-laws of the Corporation or a resolution of the committee or the Board.

(j)	Corporate Secretary

The Corporate Secretary acts as secretary to the Board and each of its committees. In the absence of the Corporate Secretary, or at the election of the Board or committee, as the case may be, the Board or a committee may appoint any other person to act as secretary.

(k)	Minutes of Meetings

The Corporate Secretary keeps minutes of the proceedings of the Board and each of its committees, and circulates copies of the minutes to each Board or committee member, as the case may be, on a timely basis.

12.	DIRECTOR COMPENSATION

The Board believes that compensation for directors should be competitive with the compensation paid to directors of comparable companies. The Human Resources and Compensation Committee reviews directors’ compensation at least bi-annually with this criterion in mind and makes recommendations to the Board.

Directors who are employees of the Corporation or any of its affiliates do not receive any compensation for service as directors.

To further align the interests of directors with those of other shareholders, directors are paid a portion of their fees in deferred share units and restricted share units.

Directors are reimbursed by the Corporation for reasonable travel expenses incurred in connection with their duties as directors.

13.	SHARE OWNERSHIP REQUIREMENTS

Directors are required, within five years of their initial appointment to the Board, to acquire and hold deferred share units, restricted share units, common shares or any other equity-based awards of the Corporation designated by the Board from time to time, with a value equal to at least three times the amount of their annual retainer for service as a director (excluding travel, meeting and committee chair fees) such value to be determined at the greater of cost or market value of such securities.

14.	DIRECTOR ORIENTATION AND CONTINUING EDUCATION

New directors receive orientation materials describing the Corporation’s business and its corporate governance policies and procedures. New directors also have meetings with the Chair, Chief Executive Officer and Chief Financial Officer.

The Nominating and Corporate Governance Committee is responsible for confirming that procedures are in place and resources are made available to provide directors with appropriate continuing education opportunities.

15.	BOARD ACCESS TO MANAGEMENT AND ADVISORS

Directors have access to members of management and are encouraged to raise any questions or concerns directly with management. The Board and its committees may invite any member of management, outside advisor or other person to attend any of their meetings.

The Board and any of its committees may retain an outside advisor at the expense of the Corporation at any time and have the authority to determine the advisor’s fees and other retention terms. Individual directors may retain an outside advisor at the expense of the Corporation with the approval of the Nominating and Corporate Governance Committee.

16.	PERFORMANCE ASSESSMENT OF THE BOARD AND ITS COMMITTEES

The Nominating and Corporate Governance Committee annually reviews the effectiveness of the Board in fulfilling its responsibilities and duties as set out in these guidelines.

In addition, the Nominating and Corporate Governance Committee annually reviews the effectiveness of all Board committees in fulfilling their responsibilities and duties as set out in their charter and in a manner consistent with these guidelines.

In coordination with the Chair, the Nominating and Corporate Governance Committee evaluates individual directors to assess their suitability for nomination for re-election.

17.	CODES OF ETHICS

The Board expects all directors, officers and employees of the Corporation to conduct themselves in accordance with the highest ethical standards.

The Board has adopted a Code of Ethics for employees which addresses, among other things, avoidance of conflicts of interest, protection of confidential information, compliance with applicable laws, rules and regulations, adherence to good disclosure practices and procedures for employees and third parties to report concerns with respect to accounting and auditing matters. As set out in the Code, an employee who, in good faith, reports a concern regarding accounting matters or a suspected breach of the Code is protected from reprisal, such as dismissal, demotion, suspension, threats, harassment or discrimination.

The Board has also adopted a Code of Ethics for directors which sets out the ethical standards that apply to directors in the exercise of their duties.

Both Codes are posted on the Corporation’s website and are available in print to any shareholder who requests a copy.

18.	INDEMNIFICATION AND INSURANCE

In accordance with the by-laws of the Corporation, directors and officers are each indemnified by the Corporation against all liability and costs arising out of any action or suit against them from the execution of their duties, provided that they have carried out their duties honestly and in good faith with a view to the best interests of the Corporation and have otherwise complied with the provisions of applicable corporate law.

The Corporation maintains insurance for the benefit of its directors and officers against any liability incurred by them for which they would be indemnified. The amount and terms of the insurance coverage are dependent upon prevailing market conditions and practices with the objective of adequately protecting directors and officers from such liability.

19.	CONFLICTS OF INTEREST

Each director is required to inform the Nominating and Corporate Governance Committee of any conflict of interest he or she may have with the Corporation. If a director has a personal interest in a matter before the Board or a committee, he or she must not participate in any vote on the matter except where the Board or the committee has expressly determined that it is appropriate for him or her to do so.

20.	CONTACT BOARD AND COMMITTEES

The Board welcomes input and comments from shareholders of the Corporation. You may contact one or more members of the Board or its committees, by writing to the Corporate Secretary at:

Board of Directors of Centerra Gold Inc.

c/o Corporate Secretary

Centerra Gold Inc.

Suite 1500 – 1 University Avenue

Toronto, Ontario, Canada M5J 2P1

APPENDIX B

CENTERRA GOLD INC.

OMNIBUS INCENTIVE PLAN

Effective May 9, 2023

CENTERRA GOLD INC.

OMNIBUS INCENTIVE PLAN

Centerra Gold Inc. (the “Corporation”) hereby establishes this Omnibus Incentive Plan (the “Plan”) for certain qualified directors, executive officers, employees, and consultants of the Corporation or any of its Subsidiaries. The Plan shall become effective on the Effective Date (as defined below) and shall remain in effect, subject to the right of the Committee (as defined below) to amend or terminate the Plan at any time pursuant to Section 10.3, until the tenth (10th) anniversary of the Effective Date. Except as otherwise specifically permitted in the Plan or a Grant Agreement, no termination, amendment, or modification of the Plan shall adversely affect in any material way any Award previously granted under the Plan, without the written consent of the Participant holding such Award.

Article 1

INTERPRETATION

Section 1.1	Definitions.

Where used herein or in any amendments hereto or in any communication required or permitted to be given hereunder, the following terms shall have the following meanings, respectively:

(1)             “Account” means an account maintained for each Participant on the books of the Corporation which will be credited with Options, Share Appreciation Rights, PSUs, RSUs or DSUs, as applicable, and Dividend Equivalents (other than in respect of Options and Share Appreciation Rights), in accordance with the terms of this Plan;

(2)             “Active Employment” means, in the case where the Participant is an employee, the period during which the Participant performs work for the Corporation or any of its Subsidiaries. For certainty, “Active Employment” shall be deemed to include, as applicable, (a) any period of vacation, disability, or other leave permitted by applicable legislation, and (b)  any period constituting the minimum notice of termination period that is required to be provided to an employee pursuant to applicable employment standards legislation (if any) and “Active Employment” shall be deemed to exclude any other period that follows or ought to have followed, as applicable, the later of (i) the end of the minimum notice of termination period that is required to be provided to an employee pursuant to applicable employment standards legislation (if any), or (ii) the Participant’s last day of performing work for the Corporation or any of its Subsidiaries (including any period of vacation, disability, or other leave permitted by legislation) whether that period arises from a contractual, common law, or civil law right;

(3)             “Active Engagement” means any period in which a Participant who is not an employee of the Corporation or any of its Subsidiaries provides services to the Corporation or any of its Subsidiaries. For certainty, “Active Engagement” shall exclude any period that follows, or ought to have followed, a Participant’s last day of providing services to the Corporation or any of its Subsidiaries, including at common law or civil law;

(4)            “Adjustment Factor” means the adjustment factor applicable to the applicable Performance Criteria set out in the applicable Grant Agreement;

(5)	“Affiliate” has the meaning ascribed thereto under the Securities Act (Ontario);

(6)	“Associate” has the meaning ascribed thereto under the Securities Act (Ontario);

(7)             “Award” means an Option, a Share Appreciation Right, a PSU, an RSU and/or a DSU, as applicable, granted to a Participant pursuant to the terms of the Plan and the applicable Grant Agreement and/or a Cash Equivalent and a Dividend Equivalent, as applicable, granted under the Plan;

(8)	“Board” means the board of directors of the Corporation;

(9)             “Black-Out Period” means a period of time when, pursuant to any policies of the Corporation (including the Disclosure and Insider Trading Policy) or determination by the Board or Committee, any securities of the Corporation may not be traded by certain Persons designated by the Corporation;

(10)           “Business Day” means a day other than a Saturday, Sunday or statutory holiday, when banks are generally open for business in Toronto, Ontario for the transaction of banking business;

(11)            “Cash Equivalent” means the amount of money equal to the Fair Market Value multiplied by the number of vested PSUs, RSUs or DSUs, as applicable, in the Participant’s Account, net of any applicable taxes in accordance with Section 11.2, on the PSU Settlement Date, the RSU Settlement Date, or the DSU Settlement Date, as applicable;

(12)	“Cause” shall mean:

(a)             in respect of a Participant who is an employee: (i) if the Participant is a party to an Employment Agreement which contains an enforceable contractual termination provision, and within such Employment Agreement “Cause” is defined, “Cause” as defined in such Employment Agreement; or (ii) if the Participant is not a party to an Employment Agreement that includes an enforceable contractual termination provision in which “Cause” is defined and (x) such Participant resides in Ontario, such Participant’s wilful misconduct, disobedience or wilful neglect of duty that is not trivial and has not been condoned by the Participant’s employer, whether such employer is the Corporation or a Subsidiary, or (y) such Participant resides outside Ontario, just cause at common law or civil law, as applicable; or

(b)             in respect of a Participant who is not an employee, (i) if the Participant is a party to a written service agreement with the Corporation or a Subsidiary, and within such agreement “Cause” (or such other similar term which would allow the service agreement to be terminated without any notice of pay in lieu thereof) is defined, “Cause” (or such other similar term) as defined in such service agreement, or (ii) if the Participant is not a party to a written service agreement with the Corporation or a Subsidiary, within which “Cause” (or such other similar term which would allow the service agreement to be terminated without any notice of pay in lieu thereof) is defined, any reason determined by the Corporation or a Subsidiary to terminate the service relationship, without notice or payment in lieu of notice in accordance with applicable law, and for the purposes of the Plan, the determination by the Corporation or a Subsidiary that a Participant was discharged for Cause shall be binding on the Participant;

(13)          “Change of Control” has the meaning assigned to such term in the Employment Agreement, if any, between a Participant and the Corporation or a Subsidiary, provided, however that if there is no such Employment Agreement in which such term is defined, and unless otherwise defined in the applicable Grant Agreement or otherwise determined by the Committee, then “Change of Control” shall mean the happening, in a single transaction or in a series of related transactions, of any of the following events:

(a)             any transfer, conveyance, sale, lease, exchange or otherwise, of all or substantially all of the assets of the Corporation to any Person other than an Affiliate of the Corporation immediately prior to such transaction (a “Centerra Affiliate”);

(b)             the first of any acquisition or series of acquisitions, directly or indirectly and by any means whatsoever by any Person other than a Centerra Affiliate, or by a group of Persons, acting jointly or in concert, (the “Acquirer”) of that number of voting shares of the Corporation which is equal to or greater than 40% of the voting shares issued and outstanding immediately after such acquisition unless any Person or group of Persons, acting jointly or in concert (the “Controller”) then owns directly or indirectly, more of the total issued and outstanding voting shares of the Corporation than the Acquirer, provided that a disposition by the Controller of voting shares such that it owns fewer of the total issued and outstanding voting shares of the Corporation than the Acquirer shall also be a Change of Control;

(c)             more than 40% of the voting shares of the Corporation become subject to a voting trust or similar arrangement other than in favour of any Centerra Affiliate, unless the Controller then owns directly or indirectly, more of the total issued and outstanding voting shares of the Corporation than such voting trust or similar arrangement;

(d)             the majority of the members of the Board are replaced during any 12-month period by directors whose appointment or election is not endorsed by a majority of the members of the Board prior to the date of the appointment or election; or

(e)             the Board, by resolution, deems that a Change of Control of the Corporation has occurred or is about to occur;

notwithstanding any provision in the definition of “Change of Control” to the contrary, for purposes of an Award that provides for a deferral of compensation under the Nonqualified Deferred Compensation Rules, to the extent the impact of a Change of Control on such Award would subject a Participant to additional taxes under the Nonqualified Deferred Compensation Rules, a Change of Control described above with respect to such Award a Change of Control shall not be deemed to have occurred unless both a Change of Control and a “change in the ownership of a corporation,” “change in the effective control of a corporation,” or a “change in the ownership of a substantial portion of a corporation’s assets” within the meaning of the Nonqualified Deferred Compensation Rules as applied to the Corporation has occurred;

(14)            “Clawback Policy” means the Corporation’s written clawback policy, as in effect from time to time;

(15)            “Committee” means the Human Resources and Compensation Committee of the Board, or such other committee of the Board designated by the Board as being primarily responsible for recommending to the Board the compensation of the Eligible Participants;

(16)            “Corporation” means Centerra Gold Inc., a corporation incorporated under the Canada Business Corporations Act, as amended from time to time;

(17)            “consultants”, where used in respect of a Canadian Participant, has the meaning ascribed to such term in National Instrument 45-106 – Prospectus Exemptions;

(18)            “Current Grant” has the meaning ascribed thereto in Section 3.7(d);

(19)            “Disability” in respect of a Participant who is an employee, has the meaning attributed thereto in the Participant’s Employment Agreement, and if there is no such defined term, means the Participant’s inability to substantially fulfil their on behalf of or the Corporation, a Subsidiary, or an Affiliate as a result of illness or injury for a continuous period of nine (9) months or more or for an aggregate period of twelve (12) months or more during any consecutive twenty-four (24) month period, despite the provision of reasonable accommodations in accordance with applicable human rights legislation by the Corporation, a Subsidiary, or an Affiliate, as applicable;

(20)            “Disclosure and Insider Trading Policy” means the Corporation’s written corporate disclosure and insider trading policy, as in effect from time to time;

(21)            “Disqualifying Disposition” has the meaning ascribed thereto in Section 3.7(e);

(22)            “Dividend Equivalent” means a bookkeeping entry equivalent in value to a dividend paid on a Share credited to a Participant’s Account;

(23)            “Dividend Payment Date” means the date on which the Corporation pays a dividend on the Shares;

(24)            “DSU” means a deferred share unit that is granted by the Corporation from time to time to a Participant pursuant to Article 7 which shall upon vesting entitle the holder thereof to receive the Cash Equivalent, subject to the terms and conditions of this Plan and the applicable DSU Agreement, provided that such DSU has not expired before vesting;

(25)            “DSU Agreement” means a written agreement between the Corporation and a Participant evidencing the grant of DSUs and the terms and conditions thereof;

(26)            “DSU Settlement Date” has the meaning ascribed thereto in Section 7.4(1);

(27)            “Effective Date” has the meaning ascribed thereto in Section 11.9;

(28)            “Eligible Participants” means any director, executive officer, employee or consultant of the Corporation or any of its Subsidiaries (for so long as such Person is Actively Employed or Actively Engaged); provided, however, that any such individual must be an “employee” of the Corporation or any of its parents or subsidiaries within the meaning of General Instruction A.1(a) to Form S-8 if such individual is granted an Award that may be settled in Shares; provided further, however, that solely with respect to the grant of an Incentive Stock Option, an Eligible Participant shall be any employee (including any executive officer) of the Corporation or any Subsidiary Corporation and for certainty shall not include any director or consultant of the Corporation or any of its Subsidiaries;

(29)            “Employment Agreement” means, with respect to any Participant, any written employment agreement entered into between the Corporation or a Subsidiary, as applicable, on one hand, and such Participant, on the other hand, which governs the Participant’s terms and conditions of employment, including any amendments made thereto;

(30)            “ESPP” means the Employee Share Purchase Plan of the Corporation in effect on the Effective Date;

(31)            “Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time, including the guidance, rules and regulations promulgated thereunder and successor provisions, guidance, rules and regulations thereto;

(32)            “Exercise Notice” means a notice, in the form attached to the relevant Option Agreement, or such other form as the Committee may use from time to time, in writing signed by a Participant and stating the Participant’s intention to exercise Options and the manner in which such Options are to be exercised;

(33)            “Fair Market Value” means at any date when the market value of Shares is to be determined (a) if the Shares are listed on the TSX and/or the NYSE (i) the VWAP on the TSX for the five (5) trading days immediately preceding such date where value is determined in Canadian dollars for the grant or payment of an Award and (ii) the VWAP on the NYSE for the five (5) trading days immediately preceding such date where value is determined in U.S. dollars for the grant or payment of an Award, as applicable; (b) if the Shares are not listed on both the NYSE and the TSX, then as calculated in paragraph (a) by reference to the price on the Stock Exchange on which the Shares are then listed (or, if the Shares are then listed on more than one Stock Exchange, then using the Stock Exchange on which a majority of Shares are traded on the five (5)  trading days preceding the date of determination); or (c) if the Shares are not listed on any Stock Exchange, the value as is determined solely by the Committee, acting reasonably and in good faith and such determination shall be conclusive and binding on all Persons;

(34)            “Forfeiture Policy” has the meaning ascribed thereto in Section 11.3.

(35)            “Good Reason” has the meaning assigned to such term in the Employment Agreement or service agreement, if any, between a Participant and the Corporation or a Subsidiary, provided, however that if there is no such Employment Agreement or service agreement in which such term is defined, and unless otherwise defined in the applicable Grant Agreement or otherwise determined by the Committee, then “Good Reason” shall mean:

(a)               a substantial diminution in the Participant’s authorities, duties, responsibilities, status (including officers, titles, and reporting requirements) from those in effect immediately prior to a Change of Control;

(b)               the Corporation requires the Participant to be based at a location in excess of one hundred (100) kilometers from the location of the Participant’s principal job location or office immediately prior to a Change of Control, except for required travel on Corporation business to an extent substantially consistent with the Participant’s business obligations immediately prior to a Change of Control;

(c)               a reduction in the Participant’s base salary, or a substantial reduction in the Participant’s target compensation under any incentive compensation plan, as in effect as of the date of a Change of Control;

(d)               the failure to increase the Participant’s base salary in a manner consistent (both as to frequency and percentage increase) with practices in effect immediately prior to the Change of Control or with practices implemented subsequent to the Change of Control with respect to similarly positioned employees; or

(e)               the failure of the Corporation to continue in effect the Participant’s participation in the Corporation’s Share Compensation Arrangements and any employee benefit and retirement plans, policies or practices, at a level substantially similar or superior to and on a basis consistent with the relative levels of participation of other similarly-positioned employees, as existed immediately prior to a Change of Control.

(36)            “Grant Agreement” means a written agreement entered into by the Corporation and a Participant evidencing the grant to such Participant of an Award, including an Option Agreement, a PSU Agreement, an RSU Agreement and a DSU Agreement;

(37)            “Incentive Stock Option” or “ISO” means an Option that is intended to meet the requirements of Section 422 of the U.S. Code;

(38)            “Insider” means a “reporting insider” as defined in National Instrument 55-104 – Insider Reporting Requirements and Exemptions and includes Associates and affiliates (as such term is defined in the TSX Company Manual) of such “reporting insider”;

(39)            “Intrinsic Value” has the meaning ascribed thereto in Section 3.6(2) hereof.

(40)            “Legacy Awards” means Legacy Options and Legacy RSUs;

(41)            “Legacy Option” means an option and any applicable share appreciation right granted by the Corporation under the Legacy Option Plan which upon exercises entitle the holder thereof to acquire a designated number of Shares from treasury, subject to the terms and conditions of the Legacy Option Plan and option grant agreement, provided that such Legacy Option has not expired prior to being exercised;

(42)            “Legacy Option Plan” means the Corporation’s amended and restated share option and share appreciation rights plan dated December 9, 2010 in effect on the Effective Date;

(43)            “Legacy Plans” means the Legacy Option Plan and the Legacy RSU Plan;

(44)            “Legacy RSU” means an outstanding restricted share unit granted by the Corporation under the Legacy RSU Plan which upon exercises entitle the holder thereof to acquire a designated number of Shares from treasury, subject to the terms and conditions of the Legacy RSU Plan and grant agreement; provided that such Legacy RSU has not expired before vesting;

(45)            “Legacy RSU Plan” means the Corporation’s amended and restated restricted share unit plan in effect on the Effective Date;

(46)            “More Than 10% Owner” has the meaning ascribed thereto in Section 3.7(b);

(47)            “Non-Employee Director” means members of the Board who, at the time of execution of a Grant Agreement and at all times thereafter while they continue to serve as a member of the Board, are not employees of the Corporation or a Subsidiary;

(48)            “Non-Exempt Deferred Compensation” has the meaning ascribed thereto in Section 9.1(2);

(49)            “Non-Qualified Canadian Security” means a “non-qualified security” within the meaning of Section 110 of the Tax Act;

(50)            “Nonqualified Deferred Compensation Rules” means the limitations and requirements of Section 409A of the U.S. Code, as amended from time to time, including the guidance and regulations promulgated thereunder and successor provisions, guidance and regulations thereto;

(51)            “Nonstatutory Option” means an Option that is not an ISO;

(52)            “NYSE” means the New York Stock Exchange;

(53)            “Other Plans” has the meaning ascribed thereto in Section 3.7(d);

(54)            “Option” means an option that is granted by the Corporation from time to time to a Participant pursuant to Article 3 which shall upon exercise entitle the holder thereof to acquire a designated number of Shares from treasury at the Option Price, subject to the terms and conditions of this Plan and the applicable Option Agreement, provided that such Option has not expired prior to being exercised;

(55)            “Option Agreement” means a written agreement between the Corporation and a Participant evidencing the grant of Options and Share Appreciation Rights and the terms and conditions thereof;

(56)            “Option Price” has the meaning ascribed thereto in Section 3.2;

(57)            “Option Term” has the meaning ascribed thereto in Section 3.4;

(58)            “Participants” means Eligible Participants that are granted Awards under the Plan;

(59)            “Performance Criteria” means specified criteria established by the Committee and set forth in the applicable Grant Agreement, other than the mere continuation of employment or the mere passage of time, the satisfaction of which is a condition for the grant, exercisability, vesting or full enjoyment of an Award;

(60)            “Performance Period” means the period determined by the Committee at the time any Award is granted or at any time thereafter during which any Performance Criteria and any other conditions specified by the Committee with respect to such Award are to be measured and by which the vesting of the Award is determined;

(61)            “Person” means an individual, corporation, company, cooperative, partnership, trust, unincorporated association, entity with juridical personality or governmental authority or body, and pronouns which refer to a Person shall have a similarly extended meaning;

(62)            “Plan” means this Centerra Gold Inc. Omnibus Incentive Plan, including any amendments or supplements hereto;

(63)            “PSU” means a performance share unit that is granted by the Corporation from time to time to a Participant pursuant to Article 5 hereof which shall upon vesting entitle the holder thereof to receive Shares issued from treasury or purchased on the open market, the Cash Equivalent or a combination thereof, as applicable, subject to the terms and conditions of this Plan and the applicable PSU Agreement, provided that such PSU has not expired before vesting;

(64)            “PSU Agreement” means a written agreement between the Corporation and a Participant evidencing the grant of PSUs and the terms and conditions thereof;

(65)            “PSU Settlement Date” has the meaning ascribed thereto in Section 5.4(1);

(66)            “Replaced Award” has the meaning ascribed thereto in Section 10.2(3);

(67)            “Replacement Award” has the meaning ascribed thereto in Section 10.2(3);

(68)            “Required Delay Period” has the meaning ascribed thereto in Section 9.1(3)(a);

(69)            “Restriction Period” means a period determined by the Committee, in its sole discretion, ending in all cases no later than (a) in the case of PSUs and RSUs that, by their terms, can be settled for the Cash Equivalent at the election of the Corporation, three (3) years after the last day of the calendar year in which the performance of services for which PSUs or RSUs are remuneration were first rendered; (b) in the case of RSUs that, by their terms, cannot be settled for the Cash Equivalent at the election of the Corporation, ten (10) years from the date of grant; (c) in the case of DSUs, December 15 of the calendar year following the calendar year of the Participant’s Termination Date; (d) notwithstanding the foregoing (a) through (c), in the case of DSUs or RSUs held by U.S. Eligible Directors, the thirtieth (30th) day following the Participant’s Termination Date; and (e) in every other case, the date determined by the Committee at the time any Award is granted or at any time thereafter during which any PSU, RSU or DSU is subject to vesting, risk of forfeiture or deferral, as applicable;

(70)            “Retired” or “Retirement” shall have the meaning set forth in an Employment Agreement or termination or severance agreement between a Participant, on the one hand, and the Corporation or a Subsidiary, on the other hand, and if no such agreement exists (or if such agreement does not define “Retirement” or similar term) has the meaning given to the terms “Normal Retirement” or “Early Retirement”, as applicable, under the Retirement Policy;

(71)            “Retirement Policy” means the Corporation’s written retirement policy, as in effect from time to time.

(72)            “RSU” means a restricted share unit that is granted by the Corporation from time to time to a Participant pursuant to Article 6 which shall upon vesting entitle the holder thereof to receive a payment in the form of Shares issued from treasury or purchased on the open market, the Cash Equivalent or a combination thereof, subject to the terms and conditions of this Plan and the applicable RSU Agreement, provided that such RSU has not expired before vesting;

(73)            “RSU Agreement” means a written agreement between the Corporation and a Participant evidencing the grant of RSUs and the terms and conditions thereof;

(74)            “RSU Settlement Date” has the meaning ascribed thereto in Section 6.4(1);

(75)            “Share Appreciation Right” has the meaning ascribed thereto in Section 4.1(1);

(76)            “Share Compensation Arrangement” means a stock option, stock option plan, employee stock purchase plan, long-term incentive plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Shares to one or more full-time employees, directors, officers, Insiders, or consultants of the Corporation or a Subsidiary, including security-based compensation arrangements (or equivalent) under the rules of a Stock Exchange, a Share purchase from treasury by a full-time employee, director, officer, Insider, or consultant which is financially assisted by the Corporation or a Subsidiary by way of a loan, guarantee or otherwise. For greater certainty, “Share Compensation Arrangements” include the ESPP and the Legacy Plans for such time as they are effective;

(77)            “Shares” means the common shares in the share capital of the Corporation, and such other securities as may be substituted (or re-substituted) for Shares pursuant to Article 10;

(78)            “Share Unit Vesting Determination Date” means the date on which the Committee determines if the vesting conditions with respect to PSUs, RSUs or DSUs (including, any applicable Performance Criteria) have been met, and as a result, establishes the number of PSUs, RSUs or DSUs, as applicable, that become vested, if any;

(79)            “Specified Employee” has the meaning ascribed thereto in Section 9.1(3);

(80)            “Stock Exchange” means the TSX and/or the NYSE, or if the Shares are not listed or posted for trading on such stock exchange at a particular date, any other stock exchange on which the Shares are then listed or posted for trading;

(81)            “Subsidiary” means a corporation, company or partnership that is controlled, directly or indirectly, by the Corporation;

(82)            “Subsidiary Corporation” means a corporation other than the Corporation in an unbroken chain of corporations beginning with the Corporation if, at the time of granting the Option, each of the corporations other than the last corporation in the unbroken chain owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in such chain;

(83)            “Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended from time to time;

(84)            “Termination Date” means the date on which a Participant ceases to be an Eligible Participant as a result of the termination of their employment or engagement with the Corporation or a Subsidiary, for any reason, including death, Retirement, resignation or termination with Cause, without Cause or as a result of Disability, as applicable. For the purposes of this definition and the Plan, a Participant’s employment or engagement with the Corporation or a Subsidiary shall be considered to have terminated on the last day of the Participant’s Active Employment or Active Engagement (as applicable), whether such day is selected by agreement with the Participant, or unilaterally by the Participant, or the Corporation or a Subsidiary, and whether with or without advance notice to the Participant.

(85)            “TSX” means the Toronto Stock Exchange;

(86)            “U.S. Code” the United States Internal Revenue Code of 1986, as amended from time to time and any reference to a particular section of the U.S. Code shall include references to guidance, regulations and rulings thereunder and to successor provisions;

(87)            “U.S. Participant” means, any Participant who is a United States citizen or United States resident alien as defined for purposes of Section 7701(b)(1)(A) of the U.S. Code;

(88)            “US$100,000 Limit” has the meaning ascribed thereto in Section 3.7(d);

(89)            “Vesting Year” has the meaning ascribed thereto in Section 110 of the Tax Act; and

(90)            “VWAP” means the volume weighted average trading price of the Shares, calculated by dividing the total value by the total volume of Shares traded on the relevant Stock Exchange for the relevant period.

Section 1.2	Interpretation.

(1)             Whenever the Board or the Committee is to exercise discretion or authority in the administration of the terms and conditions of this Plan, the term “discretion” or “authority” means the sole and absolute discretion of the Board or the Committee, as applicable.

(2)             The provision of a table of contents, the division of this Plan into Articles, Sections and other subdivisions and the insertion of headings are for convenient reference only and do not affect the interpretation of this Plan.

(3)             In this Plan, words importing the singular shall include the plural, and vice versa and words importing any gender include any other gender.

(4)             The words “including”, “includes” and “include” and any derivatives of such words mean “including (or includes or include) without limitation”. As used herein, the expressions “Article”, “Section” and other subdivision followed by a number, mean and refer to the specified Article, Section or other subdivision of this Plan, respectively.

(5)             If any action may be taken within, or any right or obligation is to expire at the end of, a period of days under this Plan, then the first day of the period is not counted, but the day of its expiry is counted.

Article 2

PURPOSE AND ADMINISTRATION OF THE PLAN; GRANTING OF AWARDS

Section 2.1	Purpose of the Plan.

The purpose of the Plan is to permit the Corporation to grant Awards to Eligible Participants, subject to certain conditions as hereinafter set forth, for the following purposes:

(1)             to support the achievement of the Corporation’s performance objectives;

(2)             to ensure that interests of key persons are aligned with the success of the Corporation;

(3)            to provide compensation opportunities through which the Corporation or a Subsidiary may attract, retain and motivate able Persons to advance the long-term success of the Corporation and its Subsidiaries; and

(4)            to reward Participants for their performance of services while working for the Corporation or a Subsidiary.

Section 2.2	Implementation and Administration of the Plan.

(1)             Subject to the Committee reporting to the Board on all matters relating to this Plan and obtaining approval of the Board for those matters required by the Committee’s mandate, the Plan shall be administered and interpreted by the Committee. Without limiting the generality of the foregoing, but Subject to Article 10 and any applicable rules of a Stock Exchange, the Committee may, from time to time, as it may deem expedient, adopt, amend and rescind rules and regulations or vary the terms of this Plan and/or any Award hereunder for carrying out the provisions and purposes of the Plan and/or to address tax or other requirements of any applicable jurisdiction. Subject to the provisions herein, the Committee is authorized, in its sole discretion, to make such determinations under, and such interpretations of, and take such steps and actions in connection with, the proper administration and operations of the Plan as it may deem necessary or advisable, which determinations and decisions need not be uniform among Participants or Awards granted hereunder, including each of the following:

(a)             designate Eligible Participants as Participants;

(b)            determine the type or types of Awards to be granted to an Eligible Participant (including the class(es) of Eligible Participants entitled to receive certain type or types of Awards);

(c)            determine the number of Shares or amount of cash to be covered by or issuable or payable pursuant to Awards;

(d)            determine the terms and conditions of any Award, including whether, to what extent and under what circumstances Awards may be vested, settled, exercised, cancelled or forfeited (including conditions based on continued employment or service requirements or the achievement of one or more Performance Criteria);

(e)            modify, waive or adjust any term or condition of an Award that has been granted, which may include the acceleration of vesting, waiver of forfeiture restrictions, modification of the form of settlement of the Award (for example, from cash to Shares or vice versa, provided that an Award to which Section 7 of the Tax Act is intended to apply shall not be settled in cash or property other than Shares (or substituted shares) except at the election of the Participant), early termination of a performance period, or modification of any other condition or limitation regarding an Award;

(f)            determine the treatment of an Award upon a termination of employment or other service relationship;

(g)            designate naming conventions for purposes of distinguishing between a class of Awards, for example distinguishing between Awards that are solely Share-settled or solely Cash Equivalent settled in accordance with their terms;

(h)            impose a holding period with respect to an Award or the Shares received in connection with an Award;

(i)             interpret and administer the Plan and any Grant Agreement;

(j)             correct any defect, supply any omission or reconcile any inconsistency in the Plan, in any Award, or in any Grant Agreement; and

(k)            make any other determination and take any other action that the Committee deems necessary or desirable for the administration of the Plan.

(2)            Subject to the Committee reporting to the Board on all matters relating to this Plan and obtaining approval of the Board for those matters required by the Committee’s mandate, the Committee may delegate any or all of its powers and duties under the Plan to a subcommittee of directors or to any officer of the Corporation, including the power to perform administrative functions and grant Awards; provided, that such delegation does not violate applicable law, or the applicable rules of a Stock Exchange. Upon any such delegation, all references in the Plan to the “Committee,” other than in Article 10, shall be deemed to include any subcommittee or officer of the Corporation to whom such powers have been delegated by the Committee in accordance with its mandate and with the prior approval of the Board, if required by the Committee’s mandate. Any such delegation shall not limit the right of such subcommittee members or such an officer to receive Awards; provided, however, that such subcommittee members and any such officer may not grant Awards to himself or herself, a member of the Board, or any executive officer of the Corporation or a Subsidiary, or take any action with respect to any Award previously granted to himself or herself, a member of the Committee, or any executive officer of the Corporation or a Subsidiary. The Committee may also, pursuant to Section 11.1, appoint agents who are not executive officers of the Corporation or members of the Committee to assist in administering the Plan, provided, however, that such individuals may not be delegated the authority to grant or modify any Awards that will, or may, be settled in Shares. Any such delegation by the Committee may be revoked at any time at the Committee’s sole discretion. The interpretation, administration, construction and application of the Plan and any provisions hereof made by the Committee, or by any officer, manager, committee or any other Person to which the Committee delegated authority to perform such functions, shall be final and binding on the Corporation, its Subsidiaries and all Eligible Participants.

(3)             No member of the Committee or any Person acting pursuant to authority delegated by the Committee hereunder shall be liable for any action or determination taken or made in good faith in the administration, interpretation, construction or application of the Plan or any Award granted hereunder. Members of the Committee, and any Person acting at the direction or on behalf of the Committee, shall, to the extent permitted by law, be fully indemnified and protected by the Corporation with respect to any such action or determination.

(4)             The Plan shall not in any way fetter, limit, obligate, restrict or constrain the Board or the Committee with regard to the allotment or issuance of any Shares or any other securities in the capital of the Corporation. For greater clarity, the Corporation shall not by virtue of this Plan be in any way restricted from declaring and paying stock dividends, repurchasing Shares or any other securities in its share capital, or varying or amending its share capital or corporate structure.

(5)             Nothing contained herein shall prevent the Corporation from adopting additional Share Compensation Arrangements or other compensation arrangements from time to time, subject to any required approvals.

Section 2.3	Participation in this Plan.

(1)             The Corporation makes no representation or warranty as to the future market value of the Shares or with respect to any income tax matters affecting any Participant resulting from the grant, vesting or settlement of an Award, the exercise of an Option or Share Appreciation Right or resulting from any transactions in the Shares or any other event affecting the Awards. With respect to any fluctuations in the market price of the Shares, neither the Corporation, nor any of its directors, officers, employees, shareholders or agents shall be liable for anything done or omitted to be done by such Person or any other Person with respect to the price, time, quantity or other conditions and circumstances of the issuance of Shares hereunder, or in any other manner related to the Plan. For greater certainty, no amount will be paid to, or in respect of, a Participant under the Plan or pursuant to any other arrangement, and no additional Awards will be granted to such Participant to compensate for a downward fluctuation in the price of the Shares, nor will any other form of benefit be conferred upon, or in respect of, a Participant for such purpose. The Corporation and its Affiliates do not assume responsibility for the income or other tax consequences resulting to any Participant and each Participant is advised to consult with his or her own tax advisors.

(2)             Participants (and their legal representatives and the liquidator, executor or administrator, as the case may be, of their respective estate) shall have no legal or equitable right, claim, or interest in any specific property or asset of the Corporation or any of its Affiliates. No asset of the Corporation or any of its Affiliates shall be held in any way as collateral security for the fulfillment of the obligations of the Corporation or any of its Affiliates under this Plan. The Plan shall be an unfunded obligation of the Corporation and its Affiliates (as applicable). To the extent any Participant or his or her estate holds any rights by virtue of a grant of Awards under this Plan, such rights (unless otherwise determined by the Committee) shall be general unsecured obligations and shall not be greater than the rights of an unsecured creditor of the Corporation.

(3)             The Corporation shall not offer financial assistance to any Participant in regards to the exercise or settlement of any Award granted under this Plan.

Section 2.4	Shares Reserved for Issuance Under the Plan.

(1)             The maximum number of Shares reserved for issuance, in the aggregate, under this Plan is 7,588,834 Shares. Any Shares subject to an Award which has been exercised or settled in cash will again be available for issuance under the Plan.

(2)             No Award that can be settled in Shares issued from treasury may be granted if such grant would have the effect of causing the total number of Shares underlying Awards made under this Plan to exceed the above-noted number of Shares reserved for issuance under this Plan. For greater certainty, Section 2.4(1) shall not limit the Corporation’s ability to issue Awards that are payable other than in Shares issued from treasury. Shares will not be deemed to have been issued pursuant to the Plan with respect to any portion of an Award that is settled in cash. The Committee may also cause Shares used to satisfy the settlement of RSUs and PSUs granted under the Plan to be purchased instead on the open market.

(3)             The Corporation shall, at all times during the term of this Plan, ensure that the number of Shares it is authorized to issue is sufficient to satisfy the requirement of this Plan and the Legacy Plans; provided that awards will no longer be granted under the Legacy Plans, as of the Effective Date.

(4)             If an outstanding Award (or portion thereof) under this Plan expires or is forfeited, surrendered, cancelled, redeemed, or otherwise terminated for any reason without having been exercised or settled in full, or settled or redeemed for cash, or if Shares acquired pursuant to an Award subject to forfeiture, disgorgement or clawback are forfeited disgorged or clawed-back, the Shares covered by such Award, if any, will again be available for issuance under the Plan. Shares will not be deemed to have been issued pursuant to the Plan with respect to any portion of an Award that is settled in cash.

(5)             No fractional Shares shall be issued upon the exercise of any Award granted under the Plan and, accordingly, if a Participant would otherwise become entitled to a fractional Share upon the exercise of such Award, or from an adjustment permitted by the terms of this Plan, such Participant shall only have the right to receive the next lowest whole number of Shares, and no payment or other adjustment will be made with respect to the fractional interest so disregarded. Any payment made to a Participant upon the settlement of any Award granted under the Plan for the Cash Equivalent shall be rounded to the next lowest cent.

(6)             For the purposes of Section 2.4(1), in the event that the Corporation cancels or purchases to cancel any of its issued and outstanding Shares and as a result of such cancellation or purchase, the Shares issuable under the Plan exceed the maximum number of Shares set out in Section 2.4(1), no approval of the shareholders of the Corporation shall be required for the issuance of Shares on the exercise or settlement of any Awards which were granted prior to such cancellation or purchase.

(7)             For the purposes of Section 2.4(1), Shares issuable in reliance upon an exemption from the rules of a Stock Exchange applicable to Share Compensation Arrangements used as an inducement to persons or entities not previously employed by and not previously an Insider of the Corporation shall not be included in the determination of the maximum number of Shares issuable under the Plan set out in Section 2.4(1), it being understood that, notwithstanding the foregoing, such security-based compensation arrangements can be made otherwise subject to the terms and conditions prescribed under this Plan.

Section 2.5	Limits with Respect to Insiders and Non-Employee Directors.

(1)             The maximum number of Shares issuable from treasury to Eligible Participants who are Insiders, at any time, under this Plan, the Legacy Plans, the ESPP and any other proposed or established Share Compensation Arrangement, shall not exceed ten percent (10%) of the Shares issued and outstanding from time to time (calculated on a non diluted basis).

(2)             The maximum number of Shares issued from treasury to Eligible Participants who are Insiders, within any one-year period, under this Plan, the Legacy Plans and any other proposed or established Share Compensation Arrangement, shall not exceed ten percent (10%) of the Shares issued and outstanding from time to time (calculated on a non-diluted basis).

(3)             Any Award granted pursuant to the Plan, or securities issued under the Legacy Plans and any other Share Compensation Arrangement, prior to a Participant becoming an Insider, shall be excluded from the purposes of the limits set out in Section 2.5(1) and Section 2.5(2).

(4)             Notwithstanding any provision to the contrary in this Plan, the total annual grant value of equity to any one Non-Employee Director under this Plan and any other proposed or established Share Compensation Arrangement shall not exceed $150,000 in the aggregate, of which, no more than $100,000 of value may be comprised of Options of Share Appreciation Rights.

Section 2.6	Granting of Awards.

(1)             Any Award granted under the Plan shall be subject to the requirement that if, on the advice of counsel, the Corporation determines that the listing, registration or qualification of the Shares subject to such Award, if applicable, upon any Stock Exchange or under any law or regulation of any jurisdiction, or the consent or approval of any Stock Exchange or any governmental or regulatory body, is necessary as a condition of, or in connection with, the grant of such Awards or the exercise of any Option or the issuance or purchase of Shares thereunder, if applicable, such Award may not be accepted or exercised in whole or in part unless such listing, registration, qualification, consent or approval shall have been effected or obtained on conditions acceptable to the Committee. Nothing herein shall be deemed to require the Corporation to apply for or to obtain such listing, registration, qualification, consent or approval.

(2)             The Corporation may require, as a condition to the exercise of an Award or the delivery of Shares under an Award, such representations or agreements with the applicable Participant as counsel for the Corporation may consider appropriate to avoid violation of applicable securities laws. Any Shares required to be issued to Participants under the Plan will be evidenced in such manner as the Committee may deem appropriate, including book-entry registration or delivery of share certificates. In the event that the Committee determines that share certificates will be issued to Participants under the Plan, the Committee may, on advice of counsel, require that certificates evidencing Shares issued under the Plan bear an appropriate legend reflecting any restriction on transfer applicable to such Shares, and the Corporation may hold the share certificates pending lapse of the applicable restrictions.

Article 3

OPTIONS

Section 3.1	Nature of Options.

An Option is a right granted by the Corporation from time to time to a Participant entitling such Participant to acquire a designated number of Shares from treasury at the Option Price, but subject to the provisions hereof and the provisions of the applicable Option Agreement. For the avoidance of doubt, no Dividend Equivalents shall be granted in connection with an Option.

Section 3.2	Option Awards.

Subject to the provisions set forth in this Plan and any shareholder or regulatory approval which may be required, the Committee shall, from time to time, by resolution, in its sole discretion, determine the price per Share to be payable upon the exercise of each such Option (the “Option Price”), the relevant vesting provisions (including Performance Criteria and Vesting Year, if applicable), the Option Term, the date(s) and the manner in which Options may be exercised during the Option Term (including the initial year such Options will become exercisable during the Option Term so as to constitute the Vesting Year) and all other option conditions, the whole subject to the terms and conditions prescribed in this Plan or in the applicable Option Agreement, and any applicable rules of a Stock Exchange.

Section 3.3	Option Price.

The Option Price for Shares that are the subject of any Option shall be determined and approved by the Committee when such Option is granted, but, subject to Section 3.7(b), shall not be less than the Fair Market Value of such Shares at the time of the grant.

Section 3.4	Option Term.

(1)             The Committee shall determine, at the time of granting the particular Option, the period during which the Option is exercisable, which, subject to Section 3.7(b), shall not be more than ten (10) years from the date the Option is granted or such shorter period as the Committee may require (the “Option Term”). Unless otherwise determined by the Committee, all unexercised Options shall be cancelled at the expiry of such Options.

(2)             Should the expiration date for an Option fall during or within ten (10) days of the end of a Black-Out Period, such expiration date shall be automatically extended without any further act or formality to that date which is the tenth (10th) Business Day after the end of the Black-Out Period, such tenth (10th) Business Day to be considered the expiration date for such Option for all purposes under the Plan. Notwithstanding Section 10.3, the ten (10) Business Day period referred to in this Section 3.4(2) may not be extended by the Committee.

Section 3.5	Exercise of Options.

Prior to expiration or earlier termination in accordance with the Plan, each Option shall be exercisable at such time or times and/or pursuant to such vesting conditions as the Committee at the time of granting the particular Option may determine in its sole discretion. For the avoidance of doubt, any exercise of Options by a Participant shall be made in accordance with the Disclosure and Insider Trading Policy.

Section 3.6	Method of Exercise and Payment of Option Price.

(1)             Subject to the provisions of the Plan and the applicable Option Agreement, an Option granted under the Plan shall be exercisable (from time to time as provided in Section 3.5) by the Participant (or by the liquidator, executor or administrator, as the case may be, of the estate of such Participant) by delivering a fully completed Exercise Notice to the Corporation at its registered office to the attention of the Corporate Secretary of the Corporation (or the individual that the Corporate Secretary of the Corporation may from time to time designate) or by giving notice in such other manner as the Corporation may from time to time designate, which notice shall specify the number of Shares in respect of which the Option is being exercised and shall, if applicable, be accompanied by full payment, by cheque, wire transfer of immediately available funds or any other form of payment deemed acceptable by the Committee of the Option Price for the number of Shares specified therein and, if required by Section 11.2, the amount necessary to satisfy any taxes. Unless otherwise determined by the Committee or an exercise pursuant to Section 4.2, payment of the Option Price must be provided no later than three (3) Business Days (or such other period as may be determined by the Committee) following delivery by the Participant of the Exercise Notice to the Corporation.

(2)             A Participant may, in lieu of exercising Options in accordance with Section 3.6(1) elect to surrender such Options to the Corporation in consideration for an amount from the Corporation equal to the amount by which (i) the aggregate Fair Market Value of the Shares issuable under such Options, exceeds (ii) the aggregate Option Price in respect of such Options (the “Intrinsic Value”) by delivering an Exercise Notice to that effect. The Corporation shall satisfy payment of the Intrinsic Value by, at the sole discretion of the Corporation, either (a) delivering to the Participant an amount in cash equal to the amount by which the Intrinsic Value exceeds any amounts withheld or deducted pursuant to Section 11.2, or (b) issuing to the Participant such number of Shares (rounded down to the nearest whole number) having a Fair Market Value equal to the amount by which the Intrinsic Value exceeds any amounts withheld or deducted pursuant to Section 11.2.

(3)             Upon the exercise of any Option, the Corporation shall, as soon as practicable after such exercise but no later than ten (10) Business Days (or such other period as may be determined by the Committee) following such exercise, forthwith cause the transfer agent and registrar of the Shares either to:

(a)            deliver to the Participant (or to the liquidator, executor or administrator, as the case may be, of the estate of such Participant) a certificate in the name of the Participant representing in the aggregate such number of Shares as the Participant (or to the liquidator, executor or administrator, as the case may be, of the estate of such Participant) shall have then paid for and as are specified in such Exercise Notice; or

(b)            in the case of Shares issued in uncertificated form, cause the issuance of the aggregate number of Shares as the Participant (or the liquidator, executor or administrator, as the case may be, of the estate of such Participant) shall have then paid for and as are specified in such Exercise Notice to be evidenced by a book position on the register of the shareholders of the Corporation to be maintained by the transfer agent and registrar of the Shares.

Section 3.7	Grant of Incentive Stock Options.

At the time of the grant of any Option, the Committee may in its discretion designate that such Option shall be made subject to additional restrictions to permit it to qualify as an Incentive Stock Option under Section 422 of the U.S. Code and only an Option so designated shall be permitted to constitute an Incentive Stock Option. Any Option designated as an Incentive Stock Option:

(a)             shall be granted only to an employee of the Corporation or a Subsidiary Corporation;

(b)            shall have an Option Price of not less than 100% of the Fair Market Value of a Share on the date the Incentive Stock Option is granted, and, if granted to a person who owns capital stock (including stock treated as owned under Section 424(d) of the U.S. Code) possessing more than 10% of the total combined voting power of all classes of capital stock of the Corporation or any Subsidiary Corporation (a “More Than 10% Owner”), have an Option Price not less than 110% of the Fair Market Value of a Share on its Grant Date;

(c)            shall have an Option Term of not more than 10 years (5 years if the Eligible Participant is a More Than 10% Owner) from the date the Option is granted, and shall be subject to earlier termination as provided herein or in the applicable Grant Agreement;

(d)            shall not have an aggregate Fair Market Value (as of the date of grant) of the Shares with respect to which Incentive Stock Options whether granted under the Plan or any other stock option plan of the Eligible Participant’s employer or any Subsidiary Corporation (“Other Plans”) are exercisable for the first time by such Eligible Participant during any calendar year (“Current Grant”), determined in accordance with the provisions of Section 422 of the U.S. Code, which exceeds US$100,000 (the “US$100,000 Limit”); provided, that any Options in excess of the US$100,000 Limit shall be reclassified as Nonstatutory Options;

(e)             shall require the Eligible Participant to notify the Corporation of any disposition of any Shares delivered pursuant to the exercise of the Incentive Stock Option under the circumstances described in Section 421(b) of the U.S. Code (relating to holding periods and certain disqualifying dispositions) (“Disqualifying Disposition”) within 10 days of such a Disqualifying Disposition;

(f)             shall by its terms not be assignable or transferable other than by will or the laws of descent and distribution and may be exercised, during the Eligible Participant’s lifetime, only by the Eligible Participant; provided, however, that the Eligible Participant may, to the extent provided in the Plan in any manner specified by the Committee, designate in writing a beneficiary to exercise his or her Incentive Stock Option after the Eligible Participant’s death; and

(g)             shall, if such Option nevertheless fails to meet the foregoing requirements, or otherwise fails to meet the requirements of Section 422 of the U.S. Code for an Incentive Stock Option, be treated for all purposes of this Plan, except as otherwise provided in subsection (d) above, as a Nonstatutory Option.

Section 3.8	Option Agreements.

Options shall be evidenced by an Option Agreement, in such form not inconsistent with the Plan as the Committee may from time to time determine. The Option Agreement shall contain such terms and conditions that may be considered necessary in order for the Options to comply with any provisions respecting options contained in any income tax laws or any other laws in force in any country or jurisdiction of which the Participant may from time to time be a resident or citizen or the rules of any regulatory body having jurisdiction over the Corporation.

Article 4

SHARE APPRECIATION RIGHTS

Section 4.1	Grant of Share Appreciation Rights.

(1)             The Committee may, from time to time, grant rights (“Share Appreciation Rights”) to any Participant in connection with the grant of any Option. Any such grant of Share Appreciation Rights shall be included in the applicable Option Agreement.

(2)             A Share Appreciation Right is the right to surrender to the Corporation all or a portion of an Option in exchange for an amount equal to:

(a)             the Fair Market Value as of the date such Option or portion thereof is surrendered of the Shares issuable on exercise of such Option or portion thereof, minus

(b)             the Option Price of such Option or portion thereof, relating to such Shares and any amount required to be withheld by applicable law.

Section 4.2	Exercise of Share Appreciation Rights.

(1)             Share Appreciation Rights shall be exercisable only at the same time, by the same persons and to the same extent, that the Option related thereto is exercisable. Upon exercise of any Share Appreciation Right, the corresponding portion of the related Option shall be surrendered to the Corporation for no consideration. In the sole discretion of the Committee, the Corporation may require a Participant to exercise an Option and receive Shares rather than a Share Appreciation Right or may (with the Participant’s prior consent in the case of an Option subject to Section 7 of the Tax Act) transfer to the Participant the number of Shares determined as the amount determined in accordance with Section 4.1(2)(a) less any applicable withholding taxes divided by the Fair Market Value of a Common Share on the date the Share Appreciation Right is exercised.

Article 5

PERFORMANCE SHARE UNITS

Section 5.1	Nature of PSUs.

A PSU is an Award that, upon vesting, entitles the Participant to receive, (1) a Share issued from treasury, (2) a Share purchased on the open market, (3) the Cash Equivalent or (4) a combination thereof, as the case may be, and whose grant or vesting is in whole or in part conditional on the attainment of specific Performance Criteria, all pursuant to and subject to such conditions as the Committee may determine at the time of grant; such conditions will be based on a Participant’s Active Employment or Active Engagement and other pre established vesting conditions and objectives.

Section 5.2	PSU Awards.

(1)            Subject to the provisions herein set forth and any shareholder, regulatory or Stock Exchange approval which may be required, the Committee shall, at any time and from time to time, in its sole discretion, determine the relevant conditions and vesting provisions (including the applicable Performance Period and Performance Criteria) and the Restriction Period of such PSUs, the whole subject to the terms and condition prescribed in this Plan and in the applicable PSU Agreement.

(2)             In making such determination, the Committee shall consider the timing of crediting PSUs, including crediting PSUs in connection with Dividend Equivalents, to a Participant’s Account, the vesting requirements and settlement timing applicable to such PSUs to ensure that the crediting of the PSUs to the Participant’s Account, the vesting requirements and settlement timing are not considered a “salary deferral arrangement” for the purposes of the Tax Act and any applicable provincial legislation.

(3)            Subject to the vesting and other conditions and provisions herein set forth and in the applicable PSU Agreement (including the applicable Performance Period and Performance Criteria), each PSU awarded to a Participant shall entitle the Participant to receive (a) a Share issued from treasury (b) a Share purchased on the open market, (c) the Cash Equivalent or (d) a combination thereof, as the case may be, upon determination by the Committee on the Share Unit Vesting Determination Date that the vesting conditions (including the Performance Criteria) have been met and no later than the last day of the applicable Restriction Period.

Section 5.3	Vesting of PSUs.

Subject to the terms of this Plan and the applicable PSU Agreement, after the applicable Performance Period has ended, the holder of PSUs shall be entitled to receive payout on the value and number of PSUs, determined by the Committee on the applicable Share Unit Vesting Determination Date as a function of the extent to which the corresponding Performance Criteria have been achieved. After the Committee has determined that the Performance Criteria relating to PSUs credited to a Participant’s Account with respect to a Performance Period have been achieved, such PSUs shall entirely vest and be paid in accordance with Section 5.4. Notwithstanding any provision to the contrary in this Plan or the applicable PSU Agreement, the Committee may, in its sole discretion, make adjustments to the calculation of any PSUs granted to Participants based on its assessment of the risk level, events that may impact the value of the PSUs or when calculations do not properly reflect all of the relevant considerations. Unless otherwise determined by the Committee or except as may be required by applicable employment standards legislation, all PSUs credited to a Participant’s Account with respect to a Performance Period, in respect of which the Performance Criteria have not been achieved, shall automatically be forfeited and be cancelled for no consideration on the Share Unit Vesting Determination Date and, in any event, no later than the last day of the Restriction Period.

Section 5.4	Settlement of PSUs.

(1)            The applicable settlement period in respect of a particular PSU shall be determined by the Committee. Except as otherwise provided in a PSU Agreement or any other provision of this Plan, all vested PSUs shall be settled as soon as practicable following the applicable Share Unit Vesting Determination Date but in all cases no later than the earlier of (a) sixty (60) days following the applicable Share Unit Vesting Determination Date; and (b) for a PSU that can by its terms be settled for the Cash Equivalent at the election of the Corporation, three (3) years after the last day of the calendar year in which the performance of services for which such PSU was remuneration were first rendered (the “PSU Settlement Date”); provided that in the case of any U.S. Eligible Participant, the PSU Settlement Date shall be no later than March 15 of the calendar year following the calendar year of the last day of the applicable Performance Period unless such U.S. Eligible Participant is required to be an employee of the Corporation as of such later PSU Settlement Date. Following the receipt of such settlement, the PSU so settled shall be of no value whatsoever and shall be removed from the Participant’s Account.

(2)            The Committee, in its sole discretion, may settle at the end of the applicable Performance Period vested PSUs by providing a Participant (or to the liquidator, executor or administrator, as the case may be, of the estate of the Participant) with

(a)              in the case of settlement of PSUs for their Cash Equivalent, delivery of a cheque, wire transfer of immediately available funds or any other form of payment deemed acceptable by the Committee to the Participant representing the Cash Equivalent;

(b)              in the case of settlement of PSUs for Shares, delivery of Shares issued from treasury or purchased on the Participant’s behalf on the open market;

(c)              in the case of settlement of the PSUs for a combination of Shares and the Cash Equivalent, a combination of (a) and (b) above, together equivalent in value to the vested PSUs.

Section 5.5	Determination of Amounts.

(1)             For purposes of determining the Cash Equivalent of PSUs to be made pursuant to Section 5.4, such calculation will be made on the PSU Settlement Date based on the Fair Market Value on the PSU Settlement Date multiplied by the number of vested PSUs in the Participant’s Account to settle in cash.

(2)             For the purposes of determining the number of Shares to be issued or delivered to a Participant upon settlement of PSUs pursuant to Section 5.4, such calculation will be made on the PSU Settlement Date based on the whole number of Shares equal to the whole number of vested PSUs then recorded in the Participant’s Account to settle in Shares.

Section 5.6	PSU Agreements

PSUs shall be evidenced by a PSU Agreement, in such form not inconsistent with the Plan as the Committee may from time to time determine. The PSU Agreement shall contain such terms that may be considered necessary in order that the PSU will comply with any provisions respecting performance share units in the income tax or other laws in force in any country or jurisdiction of which the Participant may from time to time be a resident (for tax purposes) or a citizen or the rules of any regulatory body having jurisdiction over the Corporation.

Section 5.7	Grant of Dividend Equivalents

(1)            Unless otherwise set forth in a PSU Agreement, Dividend Equivalents shall be awarded in respect of all PSUs in a Participant’s Account every time dividends (other than share dividends) are paid on the Shares. On the Dividend Payment Date, the Corporation shall credit an additional number of PSUs to the Participant’s Account determined as per the following formula: (A x B)/C where:

“A” represents the amount of the dividend per Share declared and paid on the Shares by the Corporation;

“B” represents the number of PSUs listed in the Participant’s Account on the Dividend Payment Date; and

“C” represents the Fair Market Value of one Share on the Dividend Payment Date.

(2)            Any additional PSUs credited to a Participant’s Account as a Dividend Equivalent pursuant to this Section 5.7 shall be subject to the same applicable Share Unit Vesting Determination Date, Performance Period, Performance Criteria, Restriction Period, vesting conditions, and PSU Settlement Date as the related PSUs in respect of which such additional PSUs are credited.

Article 6

RESTRICTED SHARE UNITS

Section 6.1	Nature of RSUs.

An RSU is an Award that, upon vesting, entitles the Participant to receive (1) a Share issued from treasury, (2) a Share purchased on the open market, (3) the Cash Equivalent or (4) a combination thereof, as the case may be, all pursuant and subject to such restrictions and conditions as the Committee may determine at the time of grant; such conditions will be based on a Participant’s Active Employment or Active Engagement and other pre established vesting conditions and objectives determined by the Committee.

Section 6.2	RSU Awards.

(1)             Subject to the provisions herein set forth and any shareholder, regulatory or Stock Exchange approval which may be required, the Committee shall, from time to time, in its sole discretion, determine the relevant conditions and vesting provisions and the Restriction Period of such RSUs, the whole subject to the terms and conditions prescribed in this Plan and in the applicable RSU Agreement.

(2)             In making such determination, the Committee shall consider the timing of crediting RSUs, including crediting RSUs in connection with Dividend Equivalents, to a Participant’s Account, the vesting requirements and settlement timing applicable to such RSUs to ensure that the crediting of the RSUs to the Participant’s Account, the vesting requirements and settlement timing are not considered a “salary deferral arrangement” for the purposes of the Tax Act and any applicable provincial legislation.

(3)             Subject to the vesting and other conditions and provisions herein set forth and in the applicable RSU Agreement, each RSU awarded to a Participant shall entitle the Participant to receive (a) a Share issued from treasury (b) a Share purchased on the open market, (c) the Cash Equivalent or (d) a combination thereof, as the case may be, upon determination by the Committee on the Share Unit Vesting Determination Date that the vesting conditions have been met and no later than the last day of the applicable Restriction Period.

Section 6.3	Vesting of RSUs.

Subject to the terms of this Plan and the applicable RSU Agreement, after the applicable vesting period has ended, the holder of RSUs shall be entitled to receive payout on the value and number of RSUs, determined by the Committee on the applicable Share Unit Vesting Determination Date as a function of the extent to which the corresponding vesting criteria have been achieved. After the Committee has determined that the vesting criteria relating to RSUs credited to a Participant’s Account have been achieved, such RSUs shall entirely vest and be paid in accordance with Section 6.4. Notwithstanding any provision to the contrary in this Plan or the applicable RSU Agreement, the Committee may, in its sole discretion, make adjustments to the calculation of any RSUs granted to Participants based on its assessment of the risk level, events that may impact the value of the RSUs or when calculations do not properly reflect all of the relevant considerations. Unless otherwise determined by the Committee, and except as may be required by applicable employment standards legislation, all RSUs credited to a Participant’s Account in respect of which the vesting criteria have not been achieved, shall automatically be forfeited and be cancelled for no consideration on the Share Unit Vesting Determination Date and, in any event, no later than the last day of the Restriction Period.

Section 6.4	Settlement of RSUs.

(1)            The applicable settlement period in respect of a particular RSU shall be determined by the Committee. Except as otherwise provided in an RSU Agreement or any other provision of this Plan, all vested RSUs shall be settled as soon as practicable following the applicable Share Unit Vesting Determination Date but in all cases no later than the earlier of (a) sixty (60) days following the applicable Share Unit Vesting Determination Date; and (b) for an RSU that can by its terms be settled for the Cash Equivalent at the election of the Corporation, three (3) years after the last day of the calendar year in which the performance of services for which such RSU was remuneration were first rendered (the “RSU Settlement Date”). Following the receipt of such settlement, the RSU so settled shall be of no value whatsoever and shall be removed from the Participant’s Account.

(2)             The Committee, in its sole discretion, may settle vested RSUs by providing a Participant (or to the liquidator, executor or administrator, as the case may be, of the estate of the Participant) with:

(a)             in the case of settlement of RSUs for their Cash Equivalent, delivery of a cheque, wire transfer of immediately available funds or any other form of payment deemed acceptable by the Committee to the Participant representing the Cash Equivalent;

(b)             in the case of settlement of RSUs for Shares, delivery of Shares issued from treasury or purchased on the Participant’s behalf on the open market;

(c)             in the case of settlement of the RSUs for a combination of Shares and the Cash Equivalent, a combination of (a) and (b) above, together equivalent in value to the vested RSUs.

Section 6.5	Determination of Amounts.

(1)             For purposes of determining the Cash Equivalent of RSUs to be made pursuant to Section 6.4, such calculation will be made on the RSU Settlement Date based on the Fair Market Value on the RSU Settlement Date multiplied by the number of vested RSUs in the Participant’s Account to settle in cash.

(2)             For the purposes of determining the number of Shares to be issued or delivered to a Participant upon settlement of RSUs pursuant to Section 6.4, such calculation will be made on the RSU Settlement Date based on the whole number of Shares equal to the whole number of vested RSUs then recorded in the Participant’s Account to settle in Shares.

Section 6.6	RSU Agreements.

RSUs shall be evidenced by an RSU Agreement, in such form not inconsistent with the Plan as the Committee may from time to time determine. The RSU Agreement shall contain such terms that may be considered necessary in order that the RSU will comply with any provisions respecting restricted share units in the income tax or other laws in force in any country or jurisdiction of which the Participant may from time to time be a resident or citizen or the rules of any regulatory body having jurisdiction over the Corporation.

Section 6.7	Grant of Dividend Equivalents.

(1)             Unless otherwise set forth in an RSU Agreement, Dividend Equivalents shall be awarded in respect of all RSUs in a Participant’s Account every time dividends (other than share dividends) are paid on the Shares. On the Dividend Payment Date, the Corporation shall credit an additional number of RSUs, if any, to the Participant’s Account determined as per the following formula: (A x B)/C where:

“A” represents the amount of the dividend per Share declared and paid on the Shares by the Corporation;

“B” represents the number of RSUs listed in the Participant’s Account on the Dividend Payment Date; and

“C” represents the Fair Market Value of one Share on the Dividend Payment Date.

(2)             Any additional RSUs credited to a Participant’s Account as a Dividend Equivalent pursuant to this Section 6.7 shall be subject to the same applicable Share Unit Vesting Determination Date, vesting conditions, and settlement dates as the related RSUs in respect of which such additional RSUs are credited.

Article 7

DEFERRED SHARE UNITS

Section 7.1	Nature of DSUs.

A DSU is an Award that, upon vesting, entitles the Participant to receive the Cash Equivalent for each DSU pursuant and subject to such restrictions and conditions as the Committee may determine at the time of grant, provided that such conditions will be based on a Participant’s Active Employment or Active Engagement and other pre established vesting conditions and objectives determined by the Committee.

Section 7.2	DSU Awards.

(1)             Subject to the provisions herein set forth and any shareholder, regulatory or Stock Exchange approval which may be required, the Committee shall, from time to time, in its sole discretion, determine the relevant conditions and any vesting provisions and the Restriction Period of such DSUs, the whole subject to the terms and conditions prescribed in this Plan and in the applicable DSU Agreement.

(2)            In making such determination, the Committee shall consider the timing of crediting DSUs, including crediting DSUs in connection with Dividend Equivalents, to a Participant’s Account, the vesting requirements and settlement timing applicable to such DSUs to ensure that the crediting of the DSUs to the Participant’s Account, the vesting requirements and settlement timing are not considered a “salary deferral arrangement” for the purposes of the Tax Act and any applicable provincial legislation.

(3)             Subject to the vesting and other conditions and provisions set forth and in the applicable DSU Agreement each DSU awarded to a Participant shall entitle the Participant to receive the Cash Equivalent upon determination by the Committee on the Share Unit Vesting Determination Date that the vesting conditions have been met and no later than the last day of the applicable Restriction Period.

Section 7.3	Vesting of DSUs.

Subject to the terms of this Plan and the applicable DSU Agreement, if any, after the applicable vesting period has ended, the holder of DSUs shall be entitled to receive payout on the value and number of DSUs, determined by the Committee on the applicable Share Unit Vesting Determination Date as a function of the extent to which the corresponding vesting criteria have been achieved. After the Committee has determined that the vesting criteria relating to DSUs credited to a Participant’s Account have been achieved, such DSUs shall entirely vest and be paid in accordance with Section 7.4. Notwithstanding any provision to the contrary in this Plan or any applicable DSU Agreement, the Committee may, in its sole discretion, make adjustments to the calculation of any DSUs granted to Participants based on its assessment of the risk level, events that may impact the value of the DSUs or when calculations do not properly reflect all of the relevant considerations. Unless otherwise determined by the Committee and except as may be required by applicable employment standards legislation, all DSUs credited to a Participant’s Account in respect of which the vesting criteria have not been achieved shall automatically be forfeited and be cancelled for no consideration on the Share Unit Vesting Determination Date and, in any event, no later than the last day of the Restriction Period.

Section 7.4	Settlement of DSUs.

(1)            The applicable settlement period in respect of a particular DSU shall be determined by the Committee and set forth in the applicable DSU Agreement. Except as otherwise provided in a DSU Agreement or any other provision of this Plan, all vested DSUs shall be settled as soon as practicable following the applicable Share Unit Vesting Determination Date but in all cases no later than the earlier of (a) sixty (60) days following the applicable Share Unit Vesting Determination Date; and (b) the last day of the calendar year following the Participant’s Termination Date (the “DSU Settlement Date”). Following the receipt of such settlement, the DSU so settled shall be of no value whatsoever and shall be removed from the Participant’s Account.

(2)            The Committee, in its sole discretion, may settle vested DSUs by providing a Participant (or to the liquidator, executor or administrator, as the case may be, of the estate of the Participant) with delivery of a cheque, wire transfer of immediately available funds or any other form of payment deemed acceptable by the Committee to the Participant representing the Cash Equivalent.

Section 7.5	Determination of Amounts.

For purposes of determining the Cash Equivalent of DSUs to be made pursuant to Section 7.4, such calculation will be made on the DSU Settlement Date based on the Fair Market Value on the DSU Settlement Date multiplied by the number of vested DSUs in the Participant’s Account to settle in cash.

Section 7.6	DSU Agreements.

DSUs shall be evidenced by a DSU Agreement, in such form not inconsistent with the Plan as the Committee may from time to time determine. The DSU Agreement shall contain such terms that may be considered necessary in order that the DSU will comply with any provisions respecting deferred share units in the income tax or other laws in force in any country or jurisdiction of which the Participant may from time to time be a resident or citizen or the rules of any regulatory body having jurisdiction over the Corporation.

Section 7.7	Grant of Dividend Equivalents.

(1)             Unless otherwise set forth in a DSU Agreement, Dividend Equivalents shall be awarded in respect of all DSUs in a Participant’s Account every time dividends (other than share dividends) are paid on the Shares. On the Dividend Payment Date, the Corporation shall credit an additional number of DSUs, if any, to the Participant’s Account determined as per the following formula: (A x B)/C where:

“A” represents the amount of the dividend per Share declared and paid on the Shares by the Corporation;

“B” represents the number of DSUs listed in the Participant’s Account on the Dividend Payment Date; and

“C” represents the Fair Market Value of one Share on the Dividend Payment Date.

(2)             Any additional DSUs credited to a Participant’s Account as a Dividend Equivalent pursuant to this Section 7.7 shall be subject to the same applicable Share Unit Vesting Determination Date, vesting conditions and settlement dates, if any, as the DSUs in respect of which such additional DSUs are credited.

Article 8

GENERAL CONDITIONS

Section 8.1	General Conditions applicable to Awards.

Each Award, as applicable, shall be subject to the following conditions:

(1)             Vesting Period. Each Award granted hereunder shall vest in accordance with the terms of the Grant Agreement entered into in respect of such Award.

(2)             Employment. Notwithstanding any express or implied term of this Plan to the contrary, the granting of an Award pursuant to the Plan shall in no way be construed as a guarantee by the Corporation or a Subsidiary to the Participant of employment or another service relationship with the Corporation or a Subsidiary. The granting of an Award to a Participant shall not impose upon the Corporation or a Subsidiary any obligation to retain the Participant in its employ or service in any capacity. Nothing contained in this Plan or in any Award granted under this Plan shall interfere in any way with the rights of the Corporation or any of its Affiliates in connection with the employment, retention or termination of any such Participant.

(3)             Grant of Awards. Eligibility to participate in this Plan does not confer upon any Eligible Participant any right to be granted Awards pursuant to this Plan at any time. Granting Awards to any Eligible Participant does not confer upon any Eligible Participant the right to receive nor preclude such Eligible Participant from receiving any additional Awards at any time, or similar awards, or benefits in lieu of similar awards including without limitation during any common law period of reasonable notice of termination to which the Participant may be entitled, and even if the Participant has been repeatedly awarded grants of Options.

(4)             Voluntary Participation. Participation in the Plan shall be entirely voluntary and any decision not to participate shall not affect an Eligible Participant’s relationship or employment with the Corporation or any Subsidiary.

(5)             Rights as a Shareholder. Neither the Participant nor such Participant’s personal representatives or legatees shall have any rights whatsoever as shareholder in respect of any Shares underlying such Participant’s Awards by reason of the grant of such Awards until such Awards have been duly exercised, as applicable, and settled and Shares have been issued or purchased on the open market, as applicable.

(6)             Conformity to Plan. In the event that an Award is granted or a Grant Agreement is executed which does not conform in all particulars with the provisions of the Plan, or purports to grant Awards on terms different from those set out in the Plan, the Award or the grant of such Award shall not be in any way void or invalidated, but the Award so granted will be adjusted to become, in all respects, in conformity with the Plan. In the event of conflicting provisions contained within any applicable Grant Agreement, the Committee shall have sole discretion to determine the prevailing provision and interpretation thereof.

(7)             Transferrable Awards. Except as specifically provided in a Grant Agreement approved by the Committee, each Award granted under the Plan is personal to the Participant and shall not be assignable or transferable by the Participant, whether voluntarily or by operation of law, except by will or by the laws of succession of the domicile of the deceased Participant. No Award granted hereunder shall be pledged, hypothecated, charged, transferred, monetized, securitized, assigned or otherwise encumbered or disposed of on pain of nullity.

(8)             Participant’s Entitlement. Except as otherwise provided in this Plan or unless the Committee permits otherwise, upon any Subsidiary ceasing to be a subsidiary of the Corporation, Awards previously granted under this Plan that, at the time of such change, are held by a Person who is a director, executive officer, employee or consultant of such Subsidiary and not of the Corporation itself, whether or not then vested or exercisable, shall automatically terminate and expire for no consideration on the date of such change.

Section 8.2	No Other Employee Benefits.

(1)             The grant of an Award, or the amount or value deemed to be or received by a Participant as a result of the exercise or settlement of an Award or as a result of the sale of a Share received or purchased upon the exercise or settlement of an Award will not constitute compensation with respect to which any other employee benefits of that Participant are determined including benefits under any bonus, pension, profit-sharing, insurance and salary continuation plan, except as otherwise specifically determined by the Committee, nor will it be a basis to calculate any overtime, any amount of termination or severance after the Participant’s Termination Date, or any long-service awards, bonuses, pension or retirement income or similar payments, and by participating in the Plan and accepting any Awards hereunder, the Optionee waives any claim on the foregoing basis. In the event that the employment or service relationship of the Participant is terminated by the Corporation either with or without Cause, the Participant shall have no rights to any particular grants which have been made to him or her other than as set forth in the Plan, the applicable Grant Agreement, or in any other written agreement entered into between the Corporation and the Participant, and the Participant will not be entitled to recover damages nor to be paid any benefits or to recover any compensation which the Participant would or may otherwise have been entitled to under the Plan if the Participant had remained Actively Employed or Actively Engaged. General Conditions Applicable on Termination.

(2)             Unless otherwise determined by the Committee or as otherwise provided in the applicable Grant Agreement, each Award shall be subject to the following conditions, as applicable:

(a)             Termination for Cause and Resignation. Upon a Participant ceasing to be an Eligible Participant for Cause or as a result of his or her resignation (other than Retirement) from the Corporation or a Subsidiary:

(i)           any PSUs granted to such Participant (whether vested or unvested) (and all related Dividend Equivalents) shall immediately cease to vest (if applicable) and shall be cancelled and forfeited for no consideration on the Termination Date;

(ii)          (A) any RSUs granted to such Participant which are unvested on the Termination Date (and all related Dividend Equivalents) shall immediately cease to vest and shall be cancelled and forfeited for no consideration on the Termination Date (and for clarity there shall be no pro-rated vesting of RSUs up to the Termination Date), and (B) any RSUs granted to such Participant which have vested up to the Termination Date (and all related Dividend Equivalents) may be settled on the applicable RSU Settlement Date in accordance with Section 6.4;

(iii)          any DSUs granted to such Participant (and all related Dividend Equivalents) shall immediately vest and shall be settled on the applicable DSU Settlement Date; and

(iv)          (A) any Options and Share Appreciation Rights granted to such Participant which are unvested on the Termination Date shall immediately cease to vest and shall be cancelled and forfeited for no consideration, and shall cease to be exercisable, on the Termination Date (and for clarity there shall be no pro-rated vesting of Options or Share Appreciation Rights up to the Termination Date), and (B) any Options or Share Appreciation Rights granted to such Participant which have vested up to the Termination Date will remain exercisable until the earlier of (I) ninety (90) days after the Termination Date and (II) the expiry of the applicable Option Term for such Options (and any corresponding Share Appreciation Rights, if any), after which time all such Options and Share Appreciation Rights that have not been exercised shall immediately be cancelled and forfeited for no consideration, and shall cease to be exercisable, on such date (provided that, if the end of such period during which Options or Share Appreciation Rights may be exercised falls during or within ten (10) days of the end of a Black-Out Period, the provisions of Section 3.4(2) shall apply to extend the end of such period to the tenth (10th) Business Day following the end of such Black-Out Period).

(b)             Termination without Cause or Retirement. Upon a Participant ceasing to be an Eligible Participant as a result of his or her termination of employment without Cause or as a result of his or her Retirement:

(i)           (A) any PSUs granted to such Participant which are unvested on the Termination Date (and all related Dividend Equivalents) will vest on a pro rata basis up to the Termination Date based on the Performance Period that has elapsed up to the Termination Date. The pro-rated number of such PSUs which have vested up to the Termination Date under this clause (A) will be adjusted by the lower of (I) the applicable Adjustment Factor determined as at the Termination Date and (II) an Adjustment Factor of 100%, (B) any PSUs granted to such Participant which have vested up to the Termination Date (including pursuant to clause (A) above) (and all related Dividend Equivalents) shall be settled on the Termination Date based on the Fair Market Value as of the Termination Date, and (C) any PSUs granted to such Participant which are unvested on the Termination Date (and all related Dividend Equivalents) which do not vest in accordance with clause (A) above shall cease to vest and be cancelled and forfeited for no consideration on the Termination Date;

(ii)          (A) any RSUs granted to such Participant which are unvested on the Termination Date (and all related Dividend Equivalents) will vest on a pro rata basis up to the Termination Date, (B) any RSUs granted to such Participant which have vested up to the Termination Date (including pursuant to clause (A) above) (and all related Dividend Equivalents) may be settled by the Participant in accordance with Section 6.4, and (C) any RSUs granted to such Participant which are unvested on the Termination Date (and all related Dividend Equivalents) which do not vest in accordance with clause (A) above shall cease to vest and be cancelled and forfeited for no consideration on the Termination Date;

(iii)         any DSUs granted to such Participant (and all related Dividend Equivalents) shall immediately vest and shall be settled on the applicable DSU Settlement Date; and

(iv)         (A) any Options and Share Appreciation Rights granted to such Participant which are unvested on the Termination Date shall immediately cease to vest and shall be cancelled and forfeited for no consideration, and shall cease to be exercisable, on the Termination Date (and for clarity there shall be no pro-rated vesting of Options or Share Appreciation Rights up to the Termination Date), and (B) any Options or Share Appreciation Rights granted to such Participant which have vested up to the Termination Date will remain exercisable until the earlier of (I) ninety (90) days after the Termination Date and (II) the expiry of the applicable Option Term for such Options (and any corresponding Share Appreciation Rights, if any), after which time all such Options and Share Appreciation Rights that have not been exercised shall immediately be cancelled and forfeited for no consideration, and shall cease to be exercisable, on such date (provided that, if the end of such period during which Options or Share Appreciation Rights may be exercised falls during or within ten (10) days of the end of a Black-Out Period, the provisions of Section 3.4(2) shall apply to extend the end of such period to the tenth (10th) Business Day following the end of such Black-Out Period).

(c)	Disability. Upon a Participant ceasing to be an Eligible Participant as a result of his or her Disability:

(i)           (A) any PSUs granted to such Participant which are unvested on the Termination Date (and all related Dividend Equivalents) will vest on a pro rata basis up to the Termination Date based on the portion of the Performance Period that has elapsed up to the Termination Date. The pro-rated number of such PSUs which have vested up to the Termination Date under this clause (A) will be adjusted by the lower of (I) the applicable Adjustment Factor determined as at the Termination Date and (II) an Adjustment Factor of 100%, (B) any PSUs granted to such Participant which have vested up to the Termination Date (including pursuant to clause (A) above) (and all related Dividend Equivalents) shall be settled on the Termination Date based on the Fair Market Value as of the Termination Date, and (C) any PSUs granted to such Participant which are unvested on the Termination Date (and all related Dividend Equivalents) which do not vest in accordance with clause (A) above shall cease to vest and be cancelled and forfeited for no consideration on the Termination Date;

(ii)          (A) any RSUs granted to such Participant which are unvested on the Termination Date (and all related Dividend Equivalents) will vest on a pro rata basis up to the Termination Date, (B) any RSUs granted to such Participant which have vested up to the Termination Date (including pursuant to clause (A) above) (and all related Dividend Equivalents) may be settled by the Participant in accordance with Section 6.4, and (C) any RSUs granted to such Participant which are unvested on the Termination Date (and all related Dividend Equivalents) which do not vest in accordance with clause (A) above shall cease to vest and be cancelled and forfeited for no consideration on the Termination Date;

(iii)         any DSUs granted to such Participant (and all related Dividend Equivalents) shall immediately vest and shall be settled on the applicable Termination Date; and

(iv)         (A) any Options and Share Appreciation Rights granted to such Participant which are unvested on the Termination Date shall immediately cease to vest and shall be cancelled and forfeited for no consideration, and shall cease to be exercisable, on the Termination Date (and for clarity there shall be no pro-rated vesting of Options or Share Appreciation Rights up to the Termination Date), and (B) any Options or Share Appreciation Rights granted to such Participant which have vested up to the Termination Date will remain exercisable until the earlier of (I) ninety (90) days after the Termination Date and (II) the expiry of the applicable Option Term for such Options (and any corresponding Share Appreciation Rights, if any), after which time all such Options and Share Appreciation Rights that have not been exercised shall immediately be cancelled and forfeited for no consideration, and shall cease to be exercisable, on such date (provided that, if the end of such period during which Options or Share Appreciation Rights may be exercised falls during or within ten (10) days of the end of a Black-Out Period, the provisions of Section 3.4(2) shall apply to extend the end of such period to the tenth (10th) Business Day following the end of such Black-Out Period).

(d)	Death. Upon a Participant ceasing to be an Eligible Participant as a result of his or her death:

(i)           (A) any PSUs granted to such Participant which are unvested on the Termination Date (and all related Dividend Equivalents) will vest on a pro rata basis up to the Termination Date based on the portion of the Performance Period that has elapsed up to the Termination Date. The pro-rated number of such PSUs which have vested up to the Termination Date under this clause (A) will be adjusted by the lower of (I) the applicable Adjustment Factor determined as at the Termination Date and (II) an Adjustment Factor of 100%, (B) any PSUs granted to such Participant which have vested up to the Termination Date (including pursuant to clause (A) above) (and all related Dividend Equivalents) shall be settled on the Termination Date based on the Fair Market Value as of the Termination Date, and (C) any PSUs granted to such Participant which are unvested on the Termination Date (and all related Dividend Equivalents) which do not vest in accordance with clause (A) above shall cease to vest and be cancelled and forfeited for no consideration on the Termination Date;

(ii)          (A) any RSUs granted to such Participant which are unvested on the Termination Date (and all related Dividend Equivalents) will vest on a pro rata basis up to the Termination Date, (B) any RSUs granted to such Participant which have vested up to the Termination Date (including pursuant to clause (A) above) (and all related Dividend Equivalents) may be settled by the Participant in accordance with Section 6.4, and (C) any RSUs granted to such Participant which are unvested on the Termination Date (and all related Dividend Equivalents) which do not vest in accordance with clause (A) above shall cease to vest and be cancelled and forfeited for no consideration on the Termination Date;

(iii)          any DSUs granted to such Participant (and all related Dividend Equivalents) shall immediately vest and shall be settled on the applicable Termination Date; and

(iv)          (A) any Options and Share Appreciation Rights granted to such Participant which are unvested on the Termination Date shall immediately cease to vest and shall be cancelled and forfeited for no consideration, and shall cease to be exercisable, on the Termination Date (and for clarity there shall be no pro-rated vesting of Options or Share Appreciation Rights up to the Termination Date), and (B) any Options or Share Appreciation Rights granted to such Participant which have vested up to the Termination Date will remain exercisable until the earlier of (I) one (1) year after the Termination Date and (II) the expiry of the applicable Option Term for such Options (and any corresponding Share Appreciation Rights, if any), after which time all such Options and Share Appreciation Rights that have not been exercised shall immediately be cancelled and forfeited for no consideration, and shall cease to be exercisable, on such date (provided that, if the end of such period during which Options or Share Appreciation Rights may be exercised falls during or within ten (10) days of the end of a Black-Out Period, the provisions of Section 3.4(2) shall apply to extend the end of such period to the tenth (10th) Business Day following the end of such Black-Out Period).

Upon the death of a Participant, the Participant’s rights if any shall only be exercisable by the administrator, executor or liquidator of the Participant’s estate, as the case may be.

(e)              Termination in Connection with a Change of Control. Notwithstanding Section 8.2(2)(a) and Section 8.2(2)(b), but subject to the terms of a Participant’s Employment Agreement or Grant Agreement, as applicable, upon a Participant ceasing to be an Eligible Participant as a result of a termination without Cause or as a result of his or her resignation for Good Reason within twelve (12) months of a Change of Control:

(i)           all PSUs and RSUs (whether vested or unvested) granted to such Participant (and any Dividend Equivalents) shall vest (if applicable) and shall be settled on the applicable Termination Date (based on the vesting terms, including, if applicable, achievement of the higher of (A) the Adjustment Factor up to the Termination Date and (B) the Adjustment Factor up to the date of the Change of Control);

(ii)          any DSUs granted to such Participant shall immediately vest and shall be settled on the applicable Settlement Date; and

(iii)         any Options and Share Appreciation Rights granted to such Participant which are unvested on the applicable Termination Date will immediately vest and will remain exercisable until the earlier of (A) ninety (90) days after the Termination Date and (B) the expiry of the applicable Option Term for such Options (and any corresponding Share Appreciation Rights, if any), after which time all such Options and Share Appreciation Rights shall immediately be cancelled and forfeited for no consideration, and shall cease to be exercisable (provided that if such Options cannot vest or become exercisable during such ninety (90) day period, such Options shall be surrendered by the Participant in exchange for a cash payment of their Intrinsic Value on the last day of such period and provided further that, if the end of such period during which Options or Share Appreciation Rights may be exercised falls during or within ten (10) days of the end of a Black-Out Period, the provisions of Section 3.4(2) shall apply to extend the end of such period to the tenth (10th) Business Day following the end of such Black-Out Period);

provided that any reference to Awards under this Section 8.2(2)(e) shall be deemed to include reference to any applicable Replacement Awards.

(3)            Rights of Participant. The rights of a Participant pursuant to this Section 8.2 are the only rights to which the Participant (or his or her estate) is entitled on a termination of employment with respect to such Participant’s Options, Share Appreciation Rights, PSUs, RSUs and DSUs.

(4)            Unvested Awards. Other than as provided herein, if any portion of an Award has not vested by the Termination Date, that portion of such Award may not, under any circumstances, be exercised by the Participant after the Termination Date.

(5)            Waiver of Common Law Damages and Employment Acknowledgments. By participating in this Plan and accepting any Awards hereunder, the Participant:

(a)              acknowledges and agrees that the Participant shall have no entitlement to damages or other compensation arising from or related to not receiving any grants of Awards that would have accrued to the Participant after the Participant’s Termination Date. For clarity, except for the minimum period of notice of termination required to be provided pursuant to applicable employment standards legislation (if any and if applicable), no period of common law reasonable notice shall be used for purposes of calculating a Participant’s entitlements under the Plan, or any agreement entered into in connection with same, including any Grant Agreement;

(b)              waives the right to receive damages or payment in lieu of any forfeited remuneration or grant under the Plan, or any agreement entered into in connection with same, including any Grant Agreement, that would have accrued or been provided during any common law reasonable notice period that exceeds Participant’s minimum statutory notice of termination period under the applicable employment standards legislation (if any and if applicable);

(c)             represents, warrants and acknowledges that: (i) Participant has received a copy of the Plan; (ii) the terms and conditions of the Plan are fair and reasonable and Participant will not make a claim to the contrary; and (iii) Participant has read and understood the Plan and any agreement entered into in connection with same, including any applicable Grant Agreement, and agrees to the terms and conditions thereof including, without limitation, those terms, conditions and definitions set out in Section 8.2 (General Conditions Applicable on Termination) and Section 11.3 (Clawback); and

(d)              specifically represents, warrants and acknowledges that the Participant has read and understood the terms and conditions set out in this Section 8.2(5), which, (i) state that a Participant shall have no entitlement to damages or other compensation arising from or related to not receiving any grants of Awards that would have accrued to the Participant after the Participant’s Termination Date; and (ii) have effect that no period of contractual or common law reasonable notice of termination that exceeds a Participant’s minimum statutory notice of termination period under applicable employment standards legislation (if any and if applicable), shall be used for the purposes of calculating a Participant’s entitlement under the Plan.

Article 9

COMPLIANCE WITH U.S. TAX LAWS

The provisions of this Article 9 shall apply solely to Participants who are subject to taxation under the U.S. Code.

Section 9.1	Special Provisions Related to Section 409A of the U.S. Code.

(1)             General. It is the intention, but not the obligation, that the Committee design payments and benefits provided under this Plan and design any Award so that it shall either be exempt from the application of, or comply with, the requirements of the Nonqualified Deferred Compensation Rules. The Plan and all Grant Agreements shall be construed in a manner that effects such intent. Nevertheless, the tax treatment of the benefits provided under the Plan or any Award is not warranted or guaranteed. Neither the Corporation, its Subsidiaries nor their respective directors, officers, employees or advisers (other than in his or her capacity as a Participant) shall be held liable for any taxes, interest, penalties or other monetary amounts owed by any Participant or other taxpayer as a result of the Plan or any Award. With respect to any Award that is considered “deferred compensation” under the Nonqualified Deferred Compensation Rules, references in the Plan to “termination of employment” (and substantially similar phrases) shall mean “separation from service” within the meaning of the Nonqualified Deferred Compensation Rules.

(2)             Allocation among Possible Exemptions. If any one or more Awards granted under the Plan to a Participant could qualify for any separation pay exemption described in Treas. Reg. Section 1.409A-1(b)(9), but such Awards in the aggregate exceed the dollar limit permitted for the separation pay exemptions, the Corporation shall determine which Awards or portions thereof will be subject to such exemptions.

(3)             Six-Month Delay in Certain Circumstances. Notwithstanding anything in the Plan or in any Grant Agreement to the contrary, if any amount or benefit that would constitute Non Exempt Deferred Compensation would otherwise be payable or distributable under this Plan or any Grant Agreement by reason of a Participant’s separation from service during a period in which the Participant is a Specified Employee (as defined below), then, subject to any permissible acceleration of payment by the Committee under the Nonqualified Deferred Compensation Rules, including Treas. Reg. Section 1.409A-3(j)(4)(ii) (domestic relations order), (j)(4)(iii) (conflicts of interest), or (j)(4)(vi) (payment of employment taxes):

(a)             the amount of such Non-Exempt Deferred Compensation that would otherwise be payable during the six-month period immediately following the Participant’s separation from service will be accumulated through and paid or provided, without interest, on the first day of the seventh month following the Participant’s separation from service (or, if the Participant dies during such period, within 30 days after the Participant’s death) (in either case, the “Required Delay Period”); and

(b)             the normal payment or distribution schedule for any remaining payments or distributions will resume at the end of the Required Delay Period.

For purposes of this Plan, the term “Specified Employee” has the meaning given such term in the Nonqualified Deferred Compensation Rules; provided, however, that, as permitted in such final regulations, the Corporation’s Specified Employees and its application of the six-month delay rule of Code Section 409A(a)(2)(B)(i) shall be determined in accordance with rules adopted by the Committee or any committee of the Committee, which shall be applied consistently with respect to all nonqualified deferred compensation arrangements of the Corporation, including this Plan.

(4)             Installment Payments. If, pursuant to an Award, a Participant is entitled to a series of installment payments, such Participant’s right to the series of installment payments shall be treated as a right to a series of separate payments and not to a single payment. For purposes of the preceding sentence, the term “series of installment payments” has the meaning provided in the Nonqualified Deferred Compensation Rules.

(5)             Timing of Release of Claims. Whenever an Award conditions a payment or benefit on the Participant’s execution and non-revocation of a release of claims, such release must be executed and all revocation periods shall have expired within 60 days after the date of termination of the Participant’s employment; failing which such payment or benefit shall be forfeited. If such payment or benefit is exempt from the Nonqualified Deferred Compensation Rules, the Corporation may elect to make or commence payment at any time during such 60-day period. If such payment or benefit constitutes Non-Exempt Deferred Compensation, then, subject to Section 9.1(3) above, (a) if such 60-day period begins and ends in a single calendar year, the Corporation may make or commence payment at any time during such period at its discretion, and (b) if such 60-day period begins in one calendar year and ends in the next calendar year, the payment shall be made or commence during the second such calendar year (or any later date specified for such payment under the applicable Award), even if such signing and non-revocation of the release occur during the first such calendar year included within such 60-day period.

(6)             Permitted Acceleration. The Corporation shall have the sole authority to make any accelerated distribution permissible under the Nonqualified Deferred Compensation Rules to Participants of deferred amounts, provided that such distribution(s) meets the requirements of the Nonqualified Deferred Compensation Rules.

Article 10

ADJUSTMENTS AND AMENDMENTS

Section 10.1	Adjustment to Shares Subject to Outstanding Awards.

At any time after the grant of an Award to a Participant and prior to the expiration of the term of such Award or the forfeiture or cancellation of such Award, in the event of (1) any subdivision of the Shares into a greater number of Shares, (2) any consolidation of Shares into a lesser number of Shares, (3) any reclassification, reorganization or other change affecting the Shares, (4) any merger, amalgamation, consolidation or other transaction pursuant to which the Shares are converted into other property, whether in the form of securities of another Person, cash or otherwise, (5) any distribution to all holders of Shares or other securities in the capital of the Corporation, of cash, evidences of indebtedness or other assets of the Corporation (excluding an ordinary course dividend in cash or shares, but including for greater certainty shares or equity interests in a subsidiary or business unit of the Corporation or one of its subsidiaries or cash proceeds of the disposition of such a subsidiary or business unit) or (6) any transaction or change having a similar effect, then the Committee shall in its sole discretion, subject to the required approval of a Stock Exchange (if any), determine the appropriate adjustments or substitutions to be made in such circumstances in order to maintain the economic rights of the Participant in respect of such Award in connection with such occurrence or change, including but not limited to:

(a)             adjustments to the Option Price without any change in the total price applicable to the unexercised portion of any Options granted under the Plan;

(b)             adjustments to the number or kind of Shares to which the Participant is entitled upon exercise or settlement of such Award;

(c)             adjustments permitting the immediate exercise of any outstanding Awards that are not otherwise exercisable (subject, in the case of a DSU that can by its terms be settled for the Cash Equivalent at the election of the Corporation, to any requirements of Regulation 6801(d) under the Tax Act); or

(d)             adjustments to the number or kind of Shares reserved for issuance pursuant to the Plan.

Notwithstanding the foregoing, no such adjustment shall be authorized with respect to any Options or Share Appreciation Rights held by Participants who are United States taxpayers to the extent that such adjustment would cause the Option (determined as if all such Options were Incentive Stock Options whether or not so designated) to violate Section 424(a) of the U.S. Code or would otherwise subject any Participant to taxation under Section 409A of the U.S. Code.

Section 10.2	Change of Control.

(1)             Despite any other provision of this Plan, but subject to Section 10.2(2) and Section 10.2(3), in the event of a Change of Control, all Participants shall be provided with Replacement Awards in accordance with Section 10.2(3) effective on or immediately after the time of such Change of Control.

(2)             If, upon a Change of Control, the requirements of Section 10.2(1) (and the requirements of Section 10.2(3) referenced therein) have not been satisfied, the Committee shall have the power, in its sole discretion, to modify the terms of this Plan and/or Awards (including, for greater certainty, to cause the vesting of all unvested Awards (including on the basis of up to the maximum level of achievement of any Performance Criteria, if applicable)) to assist the Participants to tender into any take-over bid or other transaction leading to a Change of Control. For greater certainty, in the event of a take-over bid or any other transaction leading to a Change of Control, the Committee may, in its sole discretion, conditionally settle Awards and/or permit Participants to conditionally exercise their Awards, such conditional exercise or settlement to be conditional upon the take-up by such offeror of the Shares or other securities tendered to such take-over bid in accordance with the terms of such take-over bid (or the effectiveness of such other transaction leading to a Change of Control). If, however, the potential Change of Control referred to in this Section 10.2(2) is not completed within the time specified therein (as same may be extended), then notwithstanding this Section 10.2(2) or the definition of “Change of Control”: (a) any conditional exercise or settlement of Awards shall be deemed to be null, void and of no effect, and such conditionally exercised or settled Awards shall for all purposes be deemed not to have been exercised or settled, as applicable, (b) Shares which were issued pursuant to exercise or settlement of Awards which vested pursuant to this Section 10.2(2) shall be returned by the Participant to the Corporation and reinstated as authorized but unissued Shares, and (c) the original terms applicable to Awards which vested pursuant to this Section 10.2(2) shall be reinstated.

(3)             In the event of a Change of Control, an award shall be considered a “Replacement Award” for the purposes of Section 10.2(1) if the Committee (as constituted immediately before the Change of Control) determines, in its sole discretion, that such award meets the following requirements:

(a)             it has a value equal to the value of the Award intended to be replaced by the Replacement Award (or, if the value is less, it is only less to the extent necessary to meet the criteria in Subsection 7(1.4) of the Tax Act to the extent applicable) (each such replaced Award, a “Replaced Award”) as of the date of the Change of Control;

(b)             it relates to publicly traded equity securities of (i) the Corporation, (ii) the entity surviving the Corporation following the Change of Control, or (iii) the parent entity of such surviving entity;

(c)             it contains terms relating to vesting that are substantially identical to those of the Replaced Award (except that for any Replaced Award that is performance-based, the Replacement Award shall be subject solely to time-based vesting for the remainder of the applicable Performance Period (or such shorter period as determined by the Committee) and the level of achievement of the Performance Criteria in respect of the applicable Performance Period shall be deemed to be the maximum level of achievement of the Performance Criteria); and

(d)            its other terms and conditions are not less favorable to the Participant than the terms and conditions of the Replaced Award (including the provisions that would apply in the event of a subsequent Change of Control) as of the date of the Change of Control, provided that, without limiting the generality of the foregoing, a Replacement Award may take the form of a continuation of the applicable Replaced Award if the requirements of this Section 10.2(3) are satisfied.

Section 10.3	Amendment or Discontinuance of the Plan.

(1)             Subject to Section 10.3(2), the Committee may suspend or terminate the Plan at any time, or from time to time amend or revise the terms of the Plan or any granted Awards without the consent of the Participants, provided that such suspension, termination, amendment or revision shall:

(a)             not adversely alter or impair the rights or tax treatment of any Participant, without the consent of such Participant except as permitted by the provisions of the Plan;

(b)             be in compliance with applicable law and with the prior approval, if required, of the shareholders of the Corporation, a Stock Exchange or any other regulatory body having authority over the Corporation; and

(c)             be subject to shareholder approval, where required by law or the requirements of a Stock Exchange, provided that the Committee may, from time to time, in its absolute discretion and without approval of the shareholders of the Corporation make the following amendments to this Plan:

(i)	any amendment to the vesting provision, if applicable, of the Awards;

(ii)           any amendment to the expiration date of an Award that does not extend the terms of the Award past the original date of expiration of such Award;

(iii)          any amendment regarding the effect of termination of a Participant’s employment or engagement;

(iv)          any amendment to the terms and conditions of grants of PSUs, RSUs or DSUs, including the Performance Criteria, as applicable, quantity, type of Award, grant date, vesting periods, settlement date and other terms and conditions with respect to the Awards, provided that, with respect to any Award that is considered “deferred compensation” under the Nonqualified Deferred Compensation Rules, no such amendment shall cause such Award to violate the Nonqualified Deferred Compensation Rules;

(v)            any amendment which accelerates the date on which any Award may be exercised or payable, as applicable, under the Plan;

(vi)           any amendment to the definition of an Eligible Participant under the Plan (other than with respect to Eligible Participants who are eligible to receive an Award of Incentive Stock Options), it being understood that, as applicable, any amendment aimed at expanding the scope of persons that may be eligible under the Plan will not be made without obtaining the approval of the shareholders of the Corporation as may be required under the rules of any stock exchange on which the Shares are listed at the applicable time;

(vii)          any amendment necessary to comply with applicable law or the requirements of a Stock Exchange or any other regulatory body;

(viii)         any amendment of a “housekeeping” nature, including to clarify the meaning of an existing provision of the Plan, correct or supplement any provision of the Plan that is inconsistent with any other provision of the Plan, correct any grammatical or typographical errors or amend the definitions in the Plan;

(ix)	any amendment regarding the administration of the Plan;

(x)            any amendment to add a provision permitting the grant of Awards settled otherwise than with Shares issued from treasury; and

(xi)            any other amendment that does not require the approval of the holders of Shares under Section 10.3(2).

(2)             Notwithstanding Section 10.3(1), the Committee shall be required to obtain shareholder approval to make the following amendments:

(a)            any amendment to increase to the maximum number of Shares issuable pursuant to the Plan, either as a fixed number or fixed percentage of outstanding capital represented by such Shares;

(b)            except in the case of an adjustment pursuant to Article 10, any reduction in the Option Price of an Option or any cancellation and replacement of an Option with an Option with a lower Option Price (including any adjustment to a Share Appreciation Right having the foregoing effect);

(c)            any amendment which increases the length of the period after a Black-Out Period during which Awards or any rights pursuant thereto may be exercised;

(d)            any extension of the term of an Award beyond the original expiry date;

(e)            any amendment which increases the maximum number of Shares that may be issuable to Insiders at any time pursuant to the Insider participation limit;

(f)             any amendment that increases the limits previously imposed on Non-Employee Director participation;

(g)            any amendment which would allow for the transfer or assignment of Awards under the Plan, other than for normal estate settlement purposes;

(h)            any amendment which increases the maximum number of Shares that may be issuable upon exercise of Incentive Stock Options or modifies the definition of Eligible Participant used for purposes of determining eligibility for the grant of an Incentive Stock Option; and

(i)             any amendment to the amendment provisions of the Plan; provided that Shares held directly or indirectly by Insiders benefiting from the amendments shall be excluded when obtaining such shareholder approval.

(3)             The Committee may, by resolution, advance the date on which any Award may be exercised or payable (subject, in the case of a DSU that can by its terms be settled for the Cash Equivalent at the election of the Corporation, to any requirements of Regulation 6801(d) under the Tax Act) or, subject to applicable regulatory provisions, including any rules of a Stock Exchange extend the expiration date of any Award, in the manner to be set forth in such resolution, provided that the period during which an Option or Share Appreciation Right is exercisable or a PSU, RSU or DSU remains outstanding does not exceed (a) in the case of Options and Share Appreciation Rights, ten (10) years from the date the applicable Option or Share Appreciation Right is granted and (b) in the case of PSUs, RSUs and DSUs, the last day of the Restriction Period in respect of such PSUs, RSUs or DSUs. The Committee shall not, in the event of any such advancement or extension, be under any obligation to advance or extend the date on or by which any Option or Share Appreciation Right may be exercised or any PSU, RSU and DSU may remain outstanding by any other Participant.

Article 11

MISCELLANEOUS

Section 11.1	Use of an Administrative Agent and Trustee.

The Committee may in its sole discretion appoint from time to time one or more entities to act as administrative agent or trustee to administer the Awards granted under the Plan and to act as trustee to hold and administer the assets that may be held in respect of Awards granted under the Plan, the whole in accordance with the terms and conditions determined by the Committee in its sole discretion. The Corporation and the administrative agent will maintain records showing the number of Awards granted to each Participant under the Plan.

Section 11.2	Tax Withholding and Deduction.

(1)             Notwithstanding any other provision of this Plan, all distributions, delivery of Shares or payments (including, for greater certainty, payments of Cash Equivalent) to a Participant (or to the liquidator, executor or administrator, as the case may be, of the estate of such Participant) under the Plan shall be made net of applicable taxes and social security and other source deductions. The Committee shall determine, in its sole discretion, the form of payment acceptable for such tax withholding obligations, including the delivery of cash or cash equivalents, Shares (including through delivery of previously owned Shares, net settlement, a broker-assisted sale, or other cashless withholding or reduction of the amount of Shares otherwise issuable or delivered pursuant to the Award), other property, or any other legal consideration the Committee deems appropriate, provided that an Award to which Section 7 of the Tax Act is intended to apply shall not be wholly or partially settled in cash with respect to such tax withholding obligations unless the Participant is first provided with an opportunity to satisfy such tax withholding obligations through other means satisfactory to the Committee.

(2)             Participants will be responsible for (and will indemnify the Corporation and any Affiliate in respect of) all Participant taxes, social security contributions and other liabilities arising out of or in connection with any Award or the acquisition, holding or disposal of Shares. If the Corporation or any Affiliate or the trustee of any employee benefit trust has any liability to pay or account for any such tax or contribution, it may meet the liability by:

(a)             selling Shares to which the Participant becomes entitled on his behalf and using the proceeds to meet the liability;

(b)	deducting the amount of the liability from any cash payment due under this Plan; and/or

(c)	reducing the number of Shares to which the Participant would otherwise be entitled.

(3)             Without the prior consent of the Committee, a Canadian tax resident Participant shall not settle any tax or social security contributions, or other such liabilities, by the sale of Shares, acquired through a prior Award, to the Corporation.

Section 11.3	Clawback.

(1)             Notwithstanding any other provisions in this Plan, any Award which is subject to recovery under any law, government regulation or Stock Exchange listing requirement, will be subject to such deductions and clawback as may be required to be made pursuant to such law, government regulation or Stock Exchange listing requirement (or any policy adopted by the Corporation pursuant to any such law, government regulation or stock exchange listing requirement, including the Corporation’s Clawback Policy).

(2)	Without limiting the generality of the foregoing:

(a)             if the Participant is subject to, or becomes subject to, (a) an agreement with the Corporation or any of its Subsidiaries containing non-competition, non solicitation, confidentiality, and/or any other restrictive covenants (“Restrictive Covenants”) (including, for greater certainty, Restrictive Covenants contained in the Participant’s Employment Agreement or service, if any), or (b) any policy adopted by the Corporation applicable to the Participant that provides for forfeiture or disgorgement with respect to incentive compensation that includes any Awards (a “Forfeiture Policy”), the Participant’s rights under the Plan and in the applicable Award Agreement(s) shall be subject to the Participant’s compliance with any such Restrictive Covenants or Forfeiture Policy, to the extent permitted by applicable law; and

(b)            where the Participant is determined by the Corporation or any of its Subsidiaries to have breached (a) any Restrictive Covenant(s), (b) the Clawback Policy, or (c) any Forfeiture Policy, the Committee, in its sole and absolute discretion, may cause all outstanding Awards (whether or not vested or exercisable) and the proceeds from the exercise or disposition of any Award, or any Shares received or purchased upon the exercise or settlement of any Awards, to be subject to forfeiture and disgorgement to the Corporation, with interest and other related earnings, in accordance with the terms of this Section 11.3 and the terms of the Clawback Policy or any Forfeiture Policy, if and as applicable.

(3)             In addition, the Committee may require forfeiture and disgorgement to the Corporation of outstanding Awards and the proceeds from the exercise or disposition of Awards or Shares acquired received or purchased upon the exercise or settlement of Awards, with interest and other related earnings, to the extent required by law or applicable Stock Exchange listing standards and any related policy adopted by the Corporation.

(4)             Each Participant, by accepting or being deemed to have accepted an Award under the Plan, agrees to cooperate fully with the Committee, and to cause any and all permitted transferees of the Participant to cooperate fully with the Committee, to effectuate any forfeiture or disgorgement required hereunder. Neither the Committee nor the Corporation nor any other Person, other than the Participant and his or her permitted transferees, if any, will be responsible for any adverse tax or other consequences to a Participant or his or her permitted transferees, if any, that may arise in connection with this Section 11.3.

Section 11.4	Securities Law Compliance.

(1)             The Plan (including any amendments to it), the terms of the grant of any Award under the Plan, the grant of any Award and the exercise of any Options or Share Appreciation Rights, and the Corporation’s obligation to sell and deliver Shares in respect of any Awards, shall be subject to all applicable federal, provincial, territorial, state and foreign laws, rules and regulations, the rules and regulations of a Stock Exchange, the Exchange Act, and to such approvals by any regulatory or governmental agency as may, as determined by the Corporation, be required. The Corporation shall not be obliged by any provision of the Plan or the grant of any Award hereunder to issue, sell or deliver Shares in violation of such laws, rules and regulations, the Exchange Act, or any condition of such approvals.

(2)             No Awards shall be granted, and no Shares shall be issued, sold or delivered hereunder, where such grant, issue, sale or delivery would require registration of the Plan or of the Shares under the securities laws of any foreign jurisdiction (other than Canada or the United States) or the filing of any prospectus for the qualification of same thereunder, and any purported grant of any Award or purported issue or sale of Shares hereunder in violation of this provision shall be void.

(3)             The Corporation shall have no obligation to issue any Shares pursuant to this Plan unless upon official notice of issuance, such Shares shall have been duly listed with a Stock Exchange. The Corporation cannot guarantee that the Shares will be listed or quoted on a Stock Exchange. Shares issued, sold or delivered to Participants under the Plan may be subject to limitations on sale or resale under applicable securities laws.

(4)             If Shares cannot be issued or delivered to a Participant upon the exercise or settlement of an Award due to legal or regulatory restrictions, the obligation of the Corporation to issue or deliver such Shares shall terminate. Any funds paid to the Corporation in connection with the exercise or settlement of such Award will be returned to the applicable Participant as soon as practicable.

Section 11.5	Reorganization of the Corporation.

The existence of any Awards shall not affect in any way the right or power of the Corporation or its shareholders to make or authorize any adjustment, reclassification, recapitalization, reorganization or other change in the Corporation’s capital structure or its business, or any amalgamation, combination, merger or consolidation involving the Corporation or to create or issue any bonds, debentures, shares or other securities of the Corporation or the rights and conditions attaching thereto or to affect the dissolution or liquidation of the Corporation or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar nature or otherwise.

Section 11.6	Governing Laws.

The Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein and without recourse to conflict of laws rules.

Section 11.7	Severability.

The invalidity or unenforceability of any provision of the Plan shall not affect the validity or enforceability of any other provision and any invalid or unenforceable provision shall be severed from the Plan. With respect to ISOs, to the extent any Option that is intended to qualify as an ISO cannot so qualify, that Option (to that extent) shall be deemed a Nonstatutory Option for all purposes of the Plan.

Section 11.8	Currency

Unless otherwise specifically determined by the Committee, all Awards and payments pursuant to such grants shall be determined in Canadian currency. The Committee shall determine, in its discretion, whether and to the extent any payments made pursuant to an Award shall be made in local currency, as opposed to Canadian dollars. In the event payments are made in local currency, the Committee may determine, in its discretion and without liability to any Participant, the method and rate of converting the payment into local currency.

Section 11.9	Effective Date of the Plan

The Plan is effective as of May 9, 2023 (the “Effective Date”).